



2020
Notice of Annual Meeting and Proxy Statement

May 5, 2020 at
10:00 a.m. Eastern Time

The Westin Boston Waterfront
425 Summer Street
Boston, MA 02210

Guide to GE's Proxy Statement

Also see "Acronyms Used" on page 65 for a guide to the acronyms used throughout this proxy statement.



General Electric Company Executive Offices

5 Necco Street
Boston, MA 02210

WHY ARE WE SENDING YOU THESE MATERIALS?

On behalf of our Board of Directors, we are making these materials available to you (beginning on March 17, 2020) in connection with GE's solicitation of proxies for our 2020 annual meeting of shareholders.

WHAT DO WE NEED FROM YOU?

Please read these materials and submit your vote and proxy by mobile device or the Internet, or, if you received your materials by mail, you can also submit your vote and proxy by telephone or complete and return your proxy card or voting instruction form.

WHERE CAN YOU FIND MORE INFORMATION?

Check out our annual report on our website.

www.ge.com/proxy
www.ge.com/annualreport

Letter from the Lead Director

Fellow Shareholders,

It is a privilege to continue serving as your lead director during this important time for GE. I want to take this opportunity to share how the Board has been working on your behalf over the last year.

Executing on GE's Strategy

At the beginning of the year, the Board identified two strategic priorities for GE: (1) improving the company's financial position, and (2) strengthening the businesses. The leadership team, led by our new Chairman

> **"**
>
> *Your Board is focused on engaging with leadership and employees to drive positive change at GE.*

and CEO, Larry Culp, decisively executed on these priorities this past year. During 2019, we announced an agreement to sell GE Healthcare's BioPharma business for proceeds of $20 billion, completed the merger of our Transportation business with Wabtec, sold our remaining interest in the business for proceeds of $6 billion, and raised $3 billion by further reducing our stake in Baker Hughes. We reduced GE's leverage by tendering for $5 billion of debt. In terms of operations, Aviation performed strongly despite challenges from the grounding of the 737 MAX, and Power made significant strides in improving its operations and exercising greater commercial discipline. This is significant progress, but we have more work to do on many fronts.

Much of our time as a Board this past year has been dedicated to discussing the longer-term strategy for the company and how we build sustainable shareholder value. We have also implemented a new approach to assessing and identifying risk, focusing on prioritizing and mitigating those risks that have the most significant potential impact on the company.

Talent and Culture

As we work to ensure that GE is best positioned to face its operational and strategic challenges, it is vital that our leadership has the right mix of fresh views and deep experience within the company. Following Larry's appointment as Chairman and CEO late in 2018, we also looked outside GE to recruit several other senior leaders. In early March 2020, we welcomed our new CFO, Carolina Dybeck Happe, a proven global CFO with a track record of delivering superior results and creating value. We are grateful to Jamie Miller, our outgoing CFO, for her significant contributions in executing on our strategic plan during a challenging period. Our new head of human resources, Kevin Cox, who joined GE in February 2019, has reenergized our focus on human capital management and has provided a fresh perspective on our culture, development, and compensation programs.

At this critical juncture, we recognize the necessity of aligning culture with strategy to achieve long-term success. GE's cultural transformation starts with promoting greater candor, transparency, and humility, with the Board and leadership setting the tone at the top. A strong culture provides the necessary framework for Larry's vision of getting "back to basics" on operations—putting customers first and implementing lean management principles across the enterprise.

Engagement and Oversight

Your Board is focused on engaging with leadership and employees to drive positive change at GE. In addition to our in-person meetings, we have periodic calls with Larry to enable real-time dialogue on GE operations. We recognize the importance of working constructively with leadership, while vigorously questioning assumptions and offering alternative—and sometimes differing—points of view. We continue to meet with our teams at sites around the world to ensure we have an unfiltered view of company operations and culture. As a Board, we actively engage with our shareholders, gaining critical firsthand insight into the subjects that matter most to them, including not just strategy, but other issues such as executive compensation and the appointment of our auditor.

Board Composition

2019 marked our first full year working together as a Board after significant refreshment in 2018. We have found that a smaller Board is conducive to a higher degree of engagement and exchange, with increased accountability for each director. However, we will continue to recruit new directors selectively where it makes sense based on GE's strategic priorities and to ensure we have the right diversity of skills and experience on the Board.

This year we have one new director nominee—Ashton Carter. Ash served as the 25th U.S. Secretary of Defense and is currently the Director of the Belfer Center for Science & International Affairs at the Harvard Kennedy School. Ash brings unrivaled expertise in international affairs, technology, security, and government to the Board. He led significant operational reforms at the Department of Defense—the largest employer in the world. He will be a tremendous addition to the Board as we serve customers across the globe.

On behalf of our Board, I thank you for your investment and support of GE as we continue to create a stronger, simpler, more focused company, for you and all of GE's stakeholders.



**THOMAS W. HORTON
LEAD DIRECTOR**

About GE



GE's vast and valuable installed base spans power, renewable energy, aviation and healthcare.

We have built a local presence, a strong brand, and deep customer relationships in more than 170 countries. GE is proud to serve as a true partner in growth and development — offering resources and experience, investing in local talent and supply chains, and bringing other partners along with us.

Our Strategy

1 Improving our financial position

2019 PROGRESS

- ✔ Reduced GE Industrial leverage: $7 billion net debt* reduction, ending 2019 with 4.2x net debt* to EBITDA ratio versus 4.8x in 2018.

- ✔ Reduced GE Capital leverage: $7 billion debt reduction, ending 2019 with 3.9x debt to equity versus 5.7x in 2018.

- ✔ Agreed to sell BioPharma, part of GE Healthcare, to Danaher for ~$21 billion.

- ✔ Completed spin-off and subsequent merger of GE Transportation with Wabtec and exited stake for ~$6 billion of total proceeds.

- ✔ Executed U.S. market's largest follow-on offering in 2019 to reduce Baker Hughes ownership and collected ~$3 billion of net proceeds.

- ✔ Completed ~$5 billion debt tender.

- ✔ Announced multiple changes related to U.S. pension benefits that are expected to reduce Industrial net debt* by $4-6 billion.

- ✔ Completed majority of sale of GECAS' PK AirFinance aviation lending platform and $3.6 billion in receivables to Apollo and Athene.

- ✔ Completed $27 billion total asset reduction in GE Capital for 2018 and 2019, exceeding $25 billion target.

* Metrics denoted with an * are non-GAAP financial measures. For information on how we calculate the performance metrics, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 53.

2 Strengthening our businesses ·········>

By driving sustainable operational and cultural change

LEAN PRINCIPLES
Implementing lean management tools with a relentless focus on customer value to get to the root cause of problems, continuously eliminate waste, and ruthlessly prioritize work. Conducting Lean Action Workouts throughout GE, in manufacturing settings and beyond, to make improvements in safety, quality, delivery, and cost.

MANAGEMENT TEAM
Ensuring we have the right leadership in place, with two-thirds of CEO's direct reports new to GE or in their roles since Larry Culp began as CEO in 2018. New CFO, Carolina Dybeck Happe, began in March 2020, and new head of human resources, Kevin Cox, began in February 2019. Separated Power into Gas Power and Power Portfolio businesses, with separate leadership, to improve visibility and accountability.

CULTURE
Defining our future by our culture and how we run the businesses.

CANDOR Encouraging employees to be candid and to provide honest opinions on what they observe and think, not just to tell their stakeholders what they think they want to hear.

TRANSPARENCY Putting both the good and the bad on the table and in equal measure, particularly when assessing our strengths and weaknesses, so we can better prioritize our work and focus to reach the right path forward for our stakeholders.

HUMILITY Acknowledging what we do not know and where we have room for improvement, and responding appropriately through our actions.

POWER



MISSION Powering lives and making electricity more affordable, reliable, accessible, and sustainable

UNITS Gas Power, Power Portfolio

INSTALLED BASE ~7,700 gas turbines

CEOs Gas Power: Scott Strazik; Power Portfolio: Russell Stokes

EMPLOYEES ~38,000

PROGRESS
- Separated Gas Power from Power Portfolio, which includes Steam, Power Conversion, and GE Hitachi Nuclear, to improve visibility and accountability.
- Booked 13.6 GW in gas turbine orders in 2019; launched new 7HA.03 gas turbine.
- Improved commercial discipline and cost structure in both Gas Power and Power Portfolio.

RENEWABLE ENERGY



MISSION Making renewable power sources more affordable, accessible, and reliable for the benefit of people everywhere

UNITS Onshore Wind, Offshore Wind, Grid Solutions Equipment and Services, Hydro

INSTALLED BASE ~45,000 onshore wind turbines

CEO Jérôme Pécresse

EMPLOYEES ~43,000

PROGRESS
- Brought all of GE's renewable and grid assets into this business, creating a differentiated offering that can both produce renewable energy and reliably and safely integrate it into electrical grids.
- Achieved record unit volume for onshore wind turbines.
- Secured nearly 5 GW of commitments for new offshore wind turbine, the Haliade™-X.

AVIATION



MISSION Providing customers with engines, components, avionics and systems for commercial, military and business and general aviation aircraft and a global service network to support these offerings

UNITS Commercial, Military, Systems and Other

INSTALLED BASE ~37,800 commercial aircraft engines[1] and ~26,600 military aircraft engines

CEO David Joyce

EMPLOYEES ~52,000

PROGRESS
- Closed Aviation's 100th year of operation with over $270 billion in backlog and an installed base of more than 64,000[1] commercial and military engines.
- Worked diligently to support our customers following the grounding of the Boeing 737 MAX, never wavering in commitment to safety while navigating near-term industry disruption. Delivered 1,736 LEAP engines to Airbus & Boeing platforms.
- Aviation's T901 selected for the U.S. Army's Improved Turbine Engine Program to power its next-generation Apache & Black Hawk helicopters.

HEALTHCARE



MISSION Operating at the center of an ecosystem working toward precision health – digitizing healthcare, helping drive productivity and improving outcomes across the health system

UNITS Healthcare Systems, Life Sciences

INSTALLED BASE 4M+ healthcare installations

CEO Kieran Murphy

EMPLOYEES ~56,000

PROGRESS
- Grew backlog to $18.5 billion and segment profit margins to 19.5%.
- Launched seven new "mission control" Command Centers with customers, which use predictive analytics and Artificial Intelligence (AI) to help hospitals coordinate patient care more efficiently.
- Introduced on-device AI on equipment like our Revolution™ Maxima CT, where AI helps position the patient more precisely to improve efficiency, accuracy, and patient comfort.

CAPITAL



MISSION Designing and delivering innovative financial solutions for GE industrial customers in markets around the world

UNITS GE Capital Aviation Services (GECAS), Energy Financial Services (EFS), Industrial Finance (IF) and Working Capital Solutions (WCS), Insurance

CEO Alec Burger

EMPLOYEES ~2,000

PROGRESS
- Enabled more than $6 billion in Industrial orders through GE's financing capabilities, including at GECAS and EFS.

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[1] Including GE and its joint venture partners

Proxy Overview

This overview highlights information contained elsewhere in the proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Your vote is needed on Director Elections:
Election of the 11 nominees named in the proxy for the coming year

 **YOUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE**

TENURE

Newer (<3 years): 8

Medium-tenured (4-6 years): 1

Longer-tenured (>6 years): 2

3.2 years average tenure
Our Board term limit is 15 years

AGE

<60 years: 6

60-70 years: 5

>70 years: 0

Our Board age limit is 75 years

James Tisch, 67
President & CEO, Loews
Director Since: 2010
Other Public Company Boards
Loews and its consolidated subsidiaries

Ashton Carter, 65
Director, Belfer Center, Harvard Kennedy School & Former U.S. Secretary of Defense
New Director Nominee
Other Public Company Boards
Delta Air Lines

Francisco D'Souza, 51
Vice Chairman & Former CEO, Cognizant Technology Solutions*
Director Since 2013
Other Public Company Boards
Cognizant*, MongoDB

Catherine Lesjak, 61
Former CFO, HP
Director Since: 2019
Other Public Company Boards
SunPower

Sébastien Bazin, 58
Chair & CEO, AccorHotels
Director Since 2016
Other Public Company Boards
AccorHotels, Huazhu Group

Paula Rosput Reynolds, 63
CEO, PreferWest
Director Since: 2018
Other Public Company Boards
BAE Systems, BP

Risa Lavizzo-Mourey, 65
Professor, University of Pennsylvania & Former President & CEO, Robert Wood Johnson Foundation
Director Since: 2017
Other Public Company Boards
Hess, Intel

H. Lawrence Culp, Jr., 56
Chair & CEO, General Electric
Director Since: 2018
Other Public Company Boards
None

Edward Garden, 58
Chief Investment Officer & Founding Partner, Trian Fund Management
Director Since: 2017
Other Public Company Boards
Legg Mason

Thomas Horton, 58
Partner, Global Infrastructure Partners & Former Chairman & CEO, American Airlines
Director Since: 2018
Other Public Company Boards
EnLink Midstream, Walmart

Leslie Seidman, 57
Former Chair, Financial Accounting Standards Board
Director Since: 2018
Other Public Company Boards
Moody's

> * Mr. D'Souza will step down from the Cognizant board effective March 31, 2020.

Board Nominees

>6 Years · NEW · 4-6 Years · 1-3 Years

INDEPENDENCE

All director nominees except our CEO are independent and meet heightened independence standards for our audit, compensation and governance committees

Independent: 10

Not Independent: 1

Our Board is **91%** independent

DIVERSITY OF GENDER AND BACKGROUND

Our policy is to build a cognitively diverse board representing a range of backgrounds

Female: 4 (36%)

Ethnically diverse: 2 (18%)

Born outside U.S.: 3 (27%)

2 of 4 Board leadership positions are held by women

Board Nominees

The committee memberships indicate the composition of the committees of the Board as of the date of this proxy. Our director nominees' primary qualifications and attributes are highlighted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list of each director's skills or contributions to the Board.

	PRIMARY QUALIFICATIONS AND ATTRIBUTES								GE COMMITTEES		
NAME	INDUSTRY & OPERATIONS	FINANCE & ACCOUNTING	INVESTOR	TECHNOLOGY	RISK MANAGEMENT	GOVERNMENT & REGULATORY	GLOBAL	DIVERSITY	A	C	G
Sébastien Bazin	✓	✓	✓		✓		✓			●	●
Ashton Carter	✓			✓	✓	✓	✓				
H. Lawrence Culp, Jr.	✓	✓	✓		✓		✓				
Francisco D'Souza	✓	✓		✓			✓	✓	● ■	●	
Edward Garden		✓	✓		✓					●	
Thomas Horton	✓	✓	✓		✓		✓			◎	●
Risa Lavizzo-Mourey	✓				✓	✓		✓			◎
Catherine Lesjak	✓	✓		✓	✓		✓	✓	● ■		●
Paula Rosput Reynolds	✓	✓			✓		✓	✓	● ■	●	
Leslie Seidman		✓		✓	✓	✓		✓	◎ ■		
James Tisch	✓	✓	✓		✓		✓				●

ATTENDANCE

All director nominees attended at least 75% of the meetings of the Board and committees on which they served in 2019, and on average we had a 94% attendance rate in 2019.

QUALIFICATIONS AND ATTRIBUTES

- Industry & Operations
- Finance & Accounting
- Investor
- Technology
- Risk Management
- Government & Regulatory
- Global
- Gender/Ethnic Diversity

A Audit Committee
C Compensation Committee
G Governance Committee
● Member
◎ Chair
■ Financial Expert & Member

FULL BOARD



Chair
Larry Culp



Lead Director
Tom Horton

Board Rhythm

6/year
Regular meetings

1/year
Strategy session

1/year
Board self-evaluation

2+/year
Business visits for each director

2+/year
Governance & investor feedback reviews

Calls
Between meetings

2019 MEETINGS

14, including 3 meetings of the independent directors

Recent Focus Areas

- Reviewing GE's portfolio and future strategy
- Capital structure and liquidity, including reducing leverage and de-risking the balance sheet
- Business performance and strategy reviews
- Talent and leadership, including hiring of new CFO and Chief Human Resources Officer
- Sale of BioPharma business
- Impact of Boeing 737 MAX grounding
- Enterprise Risk Management
- GE Capital and Insurance
- Cybersecurity

Key Corporate Governance Practices

- 10 out of 11 director nominees are independent
- Annual election of all directors by majority voting
- No supermajority provisions in governing documents
- Annual review of Board leadership structure
- Annual Board and committee self-evaluations
- Strong lead director with clearly delineated duties
- Regular executive sessions of independent directors
- Board and committees may hire outside advisors independently of management
- Proxy access by-law provisions on market terms
- Proactive year-round shareholder engagement program
- Clawback policy that applies to all cash and incentive awards
- Anti-hedging and anti-pledging provisions
- Strong stock ownership guidelines and retention provisions
- "Overboarding" limits
- No poison pill or dual-class shares
- Encourage all directors to make at least two business visits per year without senior management present
- Shareholder right to call special meetings (at 10%)

Compensation

Your vote is needed on Management Proposal #1:

Advisory approval of our named executives' compensation for 2019

 **YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL**

Overview of Company Performance

GE 2019 PERFORMANCE VS. KEY OUTLOOK/EXECUTIVE COMPENSATION METRICS

GE Industrial Free Cash Flow*

$2.3B

March 2019 Outlook: $(2)B–$0B

Performance: *Exceeded*

Adjusted EPS*

$0.65

March 2019 Outlook: $0.45–$0.55 (ex. Baker Hughes)

Performance: *Exceeded*

2019 TOTAL SHAREHOLDER RETURN**



* Metrics denoted with an * are non-GAAP financial measures. For information on how we calculate the performance metrics, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 53.

** Closing stock price as of December 31, 2019 was $11.16. Price shown as of December 31, 2018 reflects dividend adjustment and distribution of Wabtec shares. Data source: Bloomberg

FURTHER PROGRESS ON OUR 2019 PRIORITIES

1 Improve our financial position

Reduced GE Industrial leverage:

$7B net debt* reduction

ending 2019 with 4.2x net debt* to EBITDA vs. 4.8x in 2018

Reduced GE Capital leverage:

$7B debt reduction

ending 2019 with 3.9x debt to equity vs. 5.7x in 2018

2 Strengthening our businesses

- **Power improving:** better project discipline & execution; Gas Power lower risk backlog, more conservative underwriting framework & lower fixed costs
- **Healthcare Systems growth:** targeted increases in R&D and prioritizing programs to highest returning product lines and projects
- **Restructuring in process:** cost savings on track despite lower restructuring cash & expense due to timing, attrition, lower cost to execute

Running GE differently

- Lean transformation gaining traction: focus on safety, quality, delivery & cost; lean action workouts
- Culture changing: employees exemplifying candor, transparency, humility; focus on customer, operations, prioritization

Overview of CEO Pay



2019 EARNED COMPENSATION

BASE SALARY $2.5 million paid in 2019

ANNUAL BONUS $5.6 million paid for 2019 (equal to 149% of target, based on $3.75 million annual target)

2019 GRANTED COMPENSATION

PSUs $15.5 million grant date fair value

OUTSTANDING CEO PSUs AT-RISK

The 2019 PSUs, together with the 2018 Inducement PSUs, represent approximately 74% of combined total compensation opportunity for 2018 and 2019 (based on grant date fair value). Pay out of shares pursuant to these grants of PSUs are subject to achievement of multi-year performance conditions.

	WHAT'S MEASURED	TARGET	TARGET NO. SHARES	PERFORMANCE PERIOD
2019 PSUs	TSR v. S&P 500	55th percentile	1.5M	3/19/19–12/31/21
2018 Inducement PSUs	30-day average closing stock price	$24.80	5.0M	10/1/18–9/30/22

Say-on-Pay Engagement and Response

2019 INVESTOR ENGAGEMENT AND OUR SAY-ON-PAY VOTE

At our 2019 annual meeting, 70% of shareholders expressed support for the compensation of our named executives.

In advance of the 2019 annual meeting, and as part of our fall outreach after the meeting, we made significant efforts to engage with our institutional shareholders to better understand their concerns related to our executive compensation programs and to the factors impacting their say-on-pay vote.

This outreach also involved two independent directors who are members of our Compensation Committee, Tom Horton (the Committee Chair) and Ed Garden.



We spoke with shareholders representing 44% of our shares outstanding to collect their feedback on our executive compensation programs.

We solicited feedback from shareholders representing 48% of our shares outstanding as of December 31, 2019

COMMITTEE RESPONSE TO INVESTOR FEEDBACK

As part of its assessment of GE's executive compensation programs, the Compensation Committee reviewed the voting results, evaluated investor feedback and considered other factors discussed in this proxy statement, including the alignment of our compensation program with the long-term interests of our shareholders and the relationship between risk-taking and the incentive compensation we provide to our named executives.

After considering these factors, and based on additional feedback from our investors, the committee decided to take the following actions to increase management accountability and more closely align management's interests with shareowners.

- Committing to provide no further single-trigger change of control provisions in employment agreements for new outside hires;

- Continuing to shift executive compensation away from cash-based programs and to equity;

- Adopting a formal peer group for the purposes of assessing executive compensation;

- Granting Performance Share Units (PSUs) to a broader swath of our executive officers; and

- Changing the performance metrics for the 2020 PSUs to the S&P 500 Industrial Index, which represents a more tailored group of industrial peers, compared to the S&P 500.

Audit

Your vote is needed on Management Proposal #2:

Ratification of our selection of KPMG as independent auditor for 2020.

See "Audit" on page 56 for more information.

 **YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL**

Audit Tender Process Under Way

As previously reported, the Audit Committee has been taking a number of steps in consideration of a potential audit firm rotation. Key actions overseen and directed by the Audit Committee over the past year have included:

1. **WORKING TOWARD COMPLETION OF THE AUDIT TENDER PROCESS THAT BEGAN IN 2019.** Audit firms have submitted initial proposals that are under consideration, and the firms have been engaged in an extensive process of reviewing information about GE and its businesses. The Audit Committee is evaluating each firm's capabilities and global reach to take on the scope and complexity of the GE audit, audit quality, industry knowledge and expertise, independence, proposed engagement team, approach to audit innovation and technology and other factors, as we work toward completion of the tender process in the middle of 2020.

2. **CONTINUING TO ENGAGE WITH GE'S SHAREHOLDER BASE ON THIS TOPIC.** Shareholders have expressed a range of views about the tender process, the continued engagement of KPMG as our independent auditor and related considerations, which the Audit Committee has considered.

3. **PREPARING FOR A POTENTIAL AUDITOR ROTATION.** As a global, multi-business company, we currently engage audit firms other than KPMG for a variety of non-audit services, and we are continuing to analyze the non-audit services provided by firms participating in the audit tender process with a view toward concluding and transitioning those engagements, as appropriate.

IN ENGAGING KPMG FOR 2020, WE ALSO CONSIDERED:

KPMG PERFORMANCE, AUDIT QUALITY, RISKS AND FEES:
- **KPMG's performance on GE audit**, reflecting input from a broad array of internal stakeholders, including local teams and senior management
- **KPMG's capability & expertise** in handling the breadth and complexity of our worldwide operations
- **External data on audit quality & performance,** including the number of audit restatements compared to other Big 4 firms
- **KPMG's known legal & regulatory risks,** including interviews with KPMG's chairman and review of the most recent PCAOB oversight matters
- **Appropriateness of KPMG's fees** on an absolute basis and relative to peer firms

KPMG'S INDEPENDENCE, INCLUDING THE FOLLOWING CONTROLS:
- **Thorough Audit Committee oversight** ... regular private meetings with KPMG, committee evaluation of lead audit partner performance and selection of new lead partner for 2020
- **Limits on non-audit services** ... Audit Committee pre-approval required, certain types of services prohibited
- **Strong internal KPMG independence processes** ... internal quality reviews, large number of KPMG partners
- **Robust regulatory framework** ... KPMG subject to PCAOB inspections, Big 4 peer reviews and PCAOB/SEC oversight

KPMG FEES[1]

(IN MILLIONS)	AUDIT[2]	AUDIT-RELATED[3]	TAX[4]	ALL OTHER	TOTAL
2019	$61.1	$13.9	$4.1	$0.0	$79.1
2018	$63.7	$40.2	$0.7	$0.0	$104.6

[1] Amounts do not include fees billed by KPMG for services to Baker Hughes Company, which GE consolidated during 2018 and until September 16, 2019. Previously, when Baker Hughes Company was consolidated as part of GE's financial statements and covered by the GE audit, we had reported fees billed by KPMG for services to Baker Hughes Company as part of the 2018 amounts above.

[2] Audit and review of financial statements for GE 10-Ks/10-Qs, internal control over financial reporting audit, statutory audits; a majority of these audit fees related to KPMG's conduct of approximately 1,000 statutory audits in more than 100 countries.

[3] Assurance services, M&A due diligence and audit services; year-over-year decrease was primarily driven by lower costs for carve-out audits in 2019, which included the BioPharma business within GE Healthcare ($7.0 million), compared to the costs for carve-out audits in 2018, which included GE Healthcare ($16.0 million) and GE Transportation ($8.6 million).

[4] Tax compliance & tax advice/planning.

2020 Shareholder Proposal

Your vote is needed on one proposal requesting an independent chair

 **YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL**

See page 59 for further information

Notice of Annual Meeting



Summer St.

Haul Rd

The Westin Boston Waterfront

East Side Dr

D St

Fargo St

Logistics

DATE AND TIME
May 5, 2020 at 10:00 a.m. Eastern Time

WEBCAST
www.ge.com/investor-relations

LOCATION
The Westin Boston Waterfront
425 Summer Street
Boston, MA 02210

ATTENDING IN PERSON
You must be a GE shareholder as of the record date, and you must bring your admission card & government-issued photo ID. Follow the instructions on page 64. We intend to hold our annual meeting in person. However, we are sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving coronavirus (COVID-19) situation. As a result, we may impose additional procedures or limitations on meeting attendees (beyond those described above) or may decide to hold the meeting in a different location or solely by means of remote communication (i.e., a virtual-only meeting). We plan to announce any such updates on our proxy website (www.ge.com/proxy), and we encourage you to check this website prior to the meeting if you plan to attend.



Check out our annual report
www.ge.com/annualreport



You are invited to participate in GE's 2020 Annual Meeting. If you were a GE shareholder at the close of business on March 9, 2020, you are entitled to vote at the Annual Meeting. Even if you plan to attend, we encourage you to submit your vote as soon as possible through one of the methods below.

Cordially,
MIKE HOLSTON, SECRETARY

Agenda

		BOARD RECOMMENDATION	READ MORE
1	**Elect the 11 director nominees named in the proxy for the coming year**	✓ **FOR** each director nominee	Page 10
2	**Approve our named executives' compensation in advisory vote**	✓ **FOR**	Page 30
3	**Ratify the selection of KPMG as independent auditor for 2020**	✓ **FOR**	Page 56
4	Vote on the shareholder proposal included in the proxy, if properly presented at the meeting	✕ **AGAINST** the proposal	Page 59

Shareholders also will transact any other business that properly comes before the meeting

Voting Q&A

Who can vote?
Shareholders as of our record date, March 9, 2020.

How many shares are entitled to vote?
8.7 billion common shares (preferred shares are not entitled to vote).

How many votes do I get?
One vote on each proposal for each share you held as of the record date (see first question above).

Do you have an independent inspector of elections?
Yes, you can reach them at First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095.

Can I change my vote?
Yes, by voting in person at the meeting, delivering a new proxy or notifying First Coast Results in writing. However, if you hold shares through a broker, you will need to contact them directly.

Is my vote confidential?
Yes, only First Coast Results and certain GE employees/agents have access to individual shareholder voting records.

How many votes are needed to approve a proposal?
Majority of votes cast, with abstentions & broker non-votes generally not being counted & having no effect.

Where can I find out more information?
See "Voting & Meeting Information" on page 62.

How You Can Vote

Do you hold shares directly with GE or in the Retirement Savings Plan (RSP)?

 Use the Internet at
www.proxypush.com/GE

 Call toll-free (US/Canada)
1-866-883-3382

 Mail your signed proxy form

Do you hold shares through a bank or broker?

 Use the Internet at
www.proxyvote.com

 Call toll-free (US/Canada)
1-800-454-VOTE (8683)

 Mail your signed voting instruction form

Governance

Election of Directors

What are you voting on?

At the 2020 annual meeting, eleven director nominees are to be elected to hold office until the 2021 annual meeting and until their successors have been elected and qualified.

All nominees are current GE Board members who were elected by shareholders at the 2019 annual meeting, except for Mr. Carter who is being nominated for election for the first time at the 2020 annual meeting.

 **YOUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE**

Sébastien Bazin



DIRECTOR SINCE: 2016
AGE: 58
BIRTHPLACE: FRANCE
INDEPENDENT

Qualifications

Chairman and CEO, AccorHotels, a global hotel company, Paris, France (since 2013)

$ ⚠ 🌐

PRIOR BUSINESS EXPERIENCE
- CEO, Europe Colony Capital, a private investment firm (1997–2013)
- Group Managing Director, CEO and General Manager, Immobilière Hôtelière (1992–1997)
- Began career in 1985 in U.S. finance sector, becoming Vice President, M&A, PaineWebber

⚒ 📈

$

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- AccorHotels
- Huazhu Group*

PAST PUBLIC COMPANY BOARDS
- Vice Chairman, Carrefour, a multinational French retailer

OTHER POSITIONS
- Vice Chairman, Supervisory Board, Gustave Roussy Foundation, cancer research funding
- Chairman, Théâtre du Châtelet
- Chairman, Strategic Partnerships Committee, Safar Ventures

EDUCATION
- Sorbonne University
- MA (Economics), Sorbonne University

* Directorship held in his capacity as CEO of AccorHotels. See "Limits on Director Service on Other Public Boards" on page 24 for more information.

Ashton Carter



DIRECTOR SINCE: NEW NOMINEE
AGE: 65
BIRTHPLACE: UNITED STATES
INDEPENDENT

Qualifications

Director, Belfer Center for Science and International Affairs, Harvard Kennedy School (since 2017)

🌐

PRIOR GOVERNMENT EXPERIENCE
- Secretary, U.S. Department of Defense (2015-2017)
- Deputy Secretary and Chief Operating Officer, U.S. Department of Defense, responsible for oversight of personnel and management (2011-2013)
- Under Secretary of Defense for Acquisition, Technology and Logistics, U.S. Department of Defense, responsible for global logistics and procurement (2009-2011)
- Assistant Secretary of Defense for International Security Policy U.S. Department of Defense (1993-1996)
- Began career with U.S. Department of Defense in 1981 as a program analyst

⚒ 🖥 ⚠ 🏛 🌐

PRIOR ACADEMIC EXPERIENCE
- Prior teaching positions: Stanford University (2014-2015); Harvard Kennedy School (1984-1993; 1997-2009); and Massachusetts Institute of Technology (1982-1984)

PRIOR BUSINESS EXPERIENCE
- Senior Partner, Global Technology Partners (1998-2009)

CURRENT PUBLIC COMPANY BOARDS
- Delta Air Lines

⚒

OTHER POSITIONS
- Fellow, American Academy of Arts & Sciences
- Director, Council on Foreign Relations

🌐

EDUCATION
- Yale University
- PhD (Theoretical physics), Oxford University

Qualifications:  Industry & Operations  Finance & Accounting  Investor  Technology  Risk Management  Government & Regulatory  Global

H. Lawrence Culp, Jr.



DIRECTOR SINCE: 2018
AGE: 56
BIRTHPLACE:
UNITED STATES

Francisco D'Souza



DIRECTOR SINCE: 2013
AGE: 51
BIRTHPLACE:
KENYA
INDEPENDENT

Edward Garden



DIRECTOR SINCE: 2017
AGE: 58
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Qualifications

CEO and Chairman, General Electric, Boston, MA (since September 2018)



Qualifications

Vice Chairman, Cognizant Technology Solutions Corporation, a multinational IT company, Teaneck, NJ (since 2019)*



Qualifications

Chief Investment Officer and Founding Partner, Trian Fund Management, L.P., an investment management firm, New York, NY (since 2005)



PRIOR BUSINESS EXPERIENCE
- Senior Advisor, Bain Capital Private Equity, a global private equity firm (2017–2018)
- Senior Lecturer, Harvard Business School (2015–2018)
- Former CEO and President, Danaher (2001–2014), a global science and technology company operating in the healthcare, environmental and applied-end markets; joined Danaher subsidiary Veeder-Root in 1990, serving in a number of leadership positions within Danaher, including COO and, following his retirement, Senior Advisor (2014–2016)





CURRENT PUBLIC COMPANY BOARDS
- General Electric

PAST PUBLIC COMPANY BOARDS
- GlaxoSmithKline
- Danaher
- T. Rowe Price Group

OTHER POSITIONS
- Member and former Chairman, Board of Visitors & Governors, Washington College
- Member, Board of Trustees, Wake Forest University

EDUCATION
- Washington College
- MBA, Harvard Business School

PRIOR BUSINESS EXPERIENCE
- CEO, Cognizant (2007–2019)
- President, Cognizant (2007–2012)
- COO, Cognizant (2003–2006)
- Co-founded Cognizant (1994)
- Previously held various roles at Dun & Bradstreet

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Cognizant*
- MongoDB

OTHER POSITIONS
- Chairman, IT and Electronics Governors community, World Economic Forum
- Board Co-Chair, New York Hall of Science
- Trustee, Carnegie Mellon University
- International Advisory Panel Member, Banco Santander

EDUCATION
- University of Macau
- MBA, Carnegie Mellon University

* Mr. D'Souza will step down from the Cognizant board, effective March 31, 2020.

PRIOR BUSINESS EXPERIENCE
- Vice Chairman and Director, Triarc Companies (subsequently The Wendy's Company and previously Wendy's/Arby's Group) (2004–2007) and Executive Vice President (2003–2004)
- Managing Director, Credit Suisse First Boston (1999–2003)
- Managing Director, BT Alex Brown (1994–1999)





CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Legg Mason

PAST PUBLIC COMPANY BOARDS
- The Bank of New York Mellon
- The Wendy's Company
- Family Dollar Stores
- Pentair




EDUCATION
- Harvard College

GOVERNANCE

Qualifications:  Industry & Operations    Finance & Accounting    Investor    Technology    Risk Management    Government & Regulatory    Global

Thomas Horton



DIRECTOR SINCE: 2018
AGE: 58
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Qualifications

Partner, Global Infrastructure Partners, New York, NY (since 2019)



PRIOR BUSINESS EXPERIENCE
- Senior Advisor, Warburg Pincus LLC, a private equity firm focused on growth investing (2015–2019)
- Chairman, American Airlines Group, one of the largest global airlines (formed following the merger of AMR Corp and US Airways) (2013–2014)
- Chairman and CEO, American Airlines (2011–2014)
- Chairman and CEO, AMR (parent company of American Airlines) (2010–2013)
- EVP and CFO, AMR (2006–2010)
- Vice Chairman and CFO, AT&T (2002–2006)
- SVP and CFO, AMR (2000–2002); joined AMR in 1985, serving in various finance and management roles







CURRENT PUBLIC COMPANY BOARDS
- General Electric
- EnLink Midstream
- Walmart (lead director)

PAST PUBLIC COMPANY BOARDS
- Qualcomm

OTHER POSITIONS
- Executive Board Member, Cox School of Business, Southern Methodist University
- Board Member, National Air and Space Museum

EDUCATION
- Baylor University
- MBA, Southern Methodist University

Risa Lavizzo-Mourey



DIRECTOR SINCE: 2017
AGE: 65
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Qualifications

Professor, University of Pennsylvania, Philadelphia, PA (since 2018) and Former President and CEO, Robert Wood Johnson Foundation, Princeton, NJ (2003–2017)



PRIOR BUSINESS EXPERIENCE
- SVP, Robert Wood Johnson Foundation, largest U.S. philanthropic organization dedicated to healthcare (2001–2003)

PRIOR ACADEMIC EXPERIENCE
- Sylvan Eisman Professor of Medicine and Health Care Systems (1995–2001), Director, Institute on Aging (1994–2002), Chief of Geriatric Medicine (1986–1992), University of Pennsylvania Medical School



PRIOR GOVERNMENT EXPERIENCE
- Advisory Committee Member, President's Advisory Commission on Consumer Protection and Quality in the Health Care Industry (1997–1998)
- Deputy Administrator, Agency for Health Care Research and Quality (1992–1994)
- Co-Chair, White House Health Care Reform Task Force, Working Group on Quality of Care (1993–1994)
- Advisory Committee Member, Task Force on Aging Research (1985–1992)
- Advisory Committee Member, National Committee for Vital and Health Statistics (1988–1992)




CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Hess
- Intel

PAST PUBLIC COMPANY BOARDS
- Genworth Financial
- Beckman Coulter





OTHER POSITIONS
- Trustee, Smithsonian Institution Board of Regents
- Board of Fellows, Harvard Medical School
- Member, National Academy of Medicine

EDUCATION
- U. of Washington & SUNY Stony Brook
- MD, Harvard Medical School
- MBA, University of Pennsylvania

Catherine Lesjak



DIRECTOR SINCE: 2019
AGE: 61
BIRTHPLACE:
CANADA
INDEPENDENT

Qualifications

Former Chief Financial Officer, HP, a global technology company, and its predecessor, Hewlett-Packard, Palo Alto, CA (2007-2018)



PRIOR BUSINESS EXPERIENCE
- Interim Chief Operating Officer, HP (2018–2019)
- Interim CEO, Hewlett Packard (2010)
- Senior Vice President and Treasurer, HP (2003–2007)
- Previously served in various leadership positions within the financial organization at HP and Hewlett Packard, including as Global Controller, Software Solutions; Controller and Credit Manager for Commercial Customers; and as Manager, Financial Operations, Enterprise Marketing and Solutions (joined Hewlett Packard in 1986)





CURRENT PUBLIC COMPANY BOARDS
- General Electric
- SunPower

OTHER POSITIONS
- Board, Haas School of Business, University of California, Berkeley
- Board of Advisors, Resource Area for Teaching (RAFT)



EDUCATION
- Stanford University
- MBA, University of California, Berkeley

 
GOVERNANCE

Paula Rosput Reynolds



DIRECTOR SINCE: 2018
AGE: 63
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Qualifications

President and CEO, PreferWest LLC, a business advisory firm (since 2009)

PRIOR BUSINESS EXPERIENCE
- Vice Chairman and Chief Restructuring Officer, American International Group (2008–2009)
- Chairman, President and CEO, Safeco Insurance Company of America (2005–2008)
- Chairman and CEO, AGL Resources (1998–2005)
- CEO, Duke Energy Power Services, Duke Energy (1995–1998)
- Previously served in various leadership positions at Associated Power Services, Pacific Gas Transmission Co. and Pacific Gas and Electric Company



CURRENT PUBLIC COMPANY BOARDS
- General Electric
- BAE Systems
- BP

PAST PUBLIC COMPANY BOARDS
- Air Products & Chemicals
- Anadarko Petroleum
- CBRE Group
- Circuit City Stores
- Coca-Cola Enterprises
- Delta Air Lines
- TransCanada

OTHER POSITIONS
- Trustee, Seattle Cancer Care Alliance

EDUCATION
- Wellesley College

Leslie Seidman



DIRECTOR SINCE: 2018
AGE: 57
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Qualifications

Former Chairman, Financial Accounting Standards Board (FASB), independent organization responsible for financial accounting and reporting standards, Norwalk, CT (2010–2013)

PRIOR BUSINESS EXPERIENCE
- Board Member, FASB (2003–2013)
- Financial reporting consultant (1999–2003)
- Staff Member, FASB (1994–1999)
- Vice President, Accounting Policy, JP Morgan (1987–1994)
- Auditor, Arthur Young (1984–1987)




CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Moody's, provider of credit ratings, research and analytical tools (chairman, Audit Committee)



OTHER POSITIONS
- Advisor, Idaciti
- Founding Director, Pace University Center for Excellence in Financial Reporting (2014–2018)
- Board of Governors, Financial Industry Regulatory Authority (FINRA) (2014–2019)
- Certified Public Accountant (Inactive)




EDUCATION
- Colgate University
- MS (Accounting), New York University

James Tisch



DIRECTOR SINCE: 2010
AGE: 67
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Qualifications


President and CEO, Loews Corp., a diversified holding company with subsidiaries involved in energy, insurance, packaging and hospitality, New York, NY (since 1998)

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Loews and two of its subsidiaries, CNA Financial, a property and casualty insurance company, and Diamond Offshore Drilling (chairman), an offshore drilling contractor*

OTHER POSITIONS
- Co-Chairman, Mount Sinai Medical Center
- Former director, Federal Reserve Bank of New York
- Director, WNET (nonprofit)
- Director, New York Public Library
- Director, Partnership for New York City
- Member, Council on Foreign Relations
- Member, American Academy of Arts & Sciences

EDUCATION
- Cornell University
- MBA, University of Pennsylvania

* Directorships held in his capacity as President and CEO of Loews. See "Limits on Director Service on Other Public Boards" on page 24 for more information.

GOVERNANCE

| **Qualifications:** |  Industry & Operations |  Finance & Accounting |  Investor |  Technology |  Risk Management |  Government & Regulatory |  Global |

Board Composition

The Governance & Public Affairs Committee (the Governance Committee) is charged with reviewing the composition of the Board and refreshing it as appropriate. With this in mind, the committee continuously reviews potential candidates and recommends nominees to the Board for approval.

Over the past three years, the Board has undertaken significant refreshment efforts to better align the Board to the businesses on which we expect to focus going forward and to bring new perspectives to the Board. As a result, of the eleven nominees proposed for election, eight are new to the Board in the last three years. We expect to continue to seek director candidates whose experiences support the company's future strategy and industry focus.

DIRECTOR RECRUITMENT PROCESS

CANDIDATE RECOMMENDATIONS
From shareholders, management, directors & search firms

▼

GOVERNANCE COMMITTEE
- Reviews qualifications & expertise, tenure, regulatory requirements & cognitive diversity
- Reviews independence & potential conflicts
- Discusses & together with other directors such as the Lead Director, interviews candidates
- Recommends nominees to the Board

▼

BOARD OF DIRECTORS
Discusses, analyzes independence & selects nominees

▼

SHAREHOLDERS
Vote on nominees at annual meeting

DIRECTOR "MUST-HAVES"
- Leadership experience
- Highest personal & professional ethics
- Integrity & values
- A passion for learning
- Inquisitive & objective perspective
- A sense of priorities & balance
- Talent development experience

RECRUITMENT PRIORITIES GOING FORWARD
- ▲ Industry expertise
- ▲ Operations expertise
- ▲ Technology/cyber expertise
- ▲ International experience
- ▲ Cognitive diversity

HOW YOU CAN RECOMMEND A CANDIDATE
Write to the Governance Committee, c/o Corporate Secretary, GE, at the address listed on the inside front cover of this proxy statement, and include all information that our by-laws require for director nominations.

HOW WE REFRESH THE BOARD
- **Board evaluation.** Each year, the Board assesses its effectiveness through a process led by its lead director. See "How We Evaluate the Board's Effectiveness" on page 21.
- **Term limits.** The Board has a 15-year term limit for independent directors.
- **Age limits.** With limited exceptions, directors may not be renominated to the Board after their 75th birthday.

See the Board's Governance Principles (see "Helpful Resources" on page 65) for more information on these policies.

Important Factors in Assessing Board Composition

The Governance Committee strives to maintain an independent board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareholders. The committee considers a wide range of factors when selecting and recruiting director candidates, including:

- **Ensuring an experienced, qualified Board with high personal integrity and character, diversity of thought and expertise in areas relevant to GE.** The committee seeks directors who possess extraordinary leadership qualities and demonstrate a practical understanding of organizations, processes, strategy, risk management and how to drive change and growth. Additionally, we believe directors should have experience in identifying and developing talent, given the Board's role in succession planning. In addition to these threshold qualities, we seek directors who bring to the Board specific types of experience relevant to GE shown on the next page.

- **Enhancing the Board's diversity of background.** For decades, GE has been committed to building a cognitively diverse Board comprising individuals from different backgrounds and with

a range of experiences and viewpoints. Specifically, under the Board's diversity policy, the Governance Committee considers attributes such as race, ethnicity, gender, cultural background and professional experience when reviewing candidates for the Board and in assessing the Board's overall composition. The Board is committed to using refreshment opportunities to strengthen its cognitive diversity. To accomplish this, the Governance Committee will continue to require that search firms engaged by GE include a robust selection of women and ethnically diverse candidates in all prospective director candidate pools. In addition, the Governance Committee is committed to considering the candidacy of women and ethnically diverse candidates for all future vacancies on the Board. The committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.

- **Complying with regulatory requirements and the Board's independence guidelines.** The committee considers regulatory requirements affecting directors, including potential competitive restrictions. It also looks at other positions the director has held or holds (including other board memberships), and the Board reviews director independence.

BOARD SKILLS AND EXPERIENCE


9/11

Industry & Operations Experience

We have sought directors with management and operational experience in the industries in which we compete. For example, in the last three years we have added directors with power, aviation, insurance and technology expertise.


9/11

Finance & Accounting Experience

GE uses a broad set of financial metrics to measure its performance, and accurate financial reporting and robust auditing are critical to our success. We have added a number of directors who qualify as audit committee financial experts, and we expect all of our directors to have an understanding of finance and financial reporting processes.


5/11

Investor Experience

To promote strong alignment with our investors, we have added directors who have experience overseeing investments and investment decisions. We believe that these directors can help focus management and the Board on the most critical value drivers for the company, including with respect to setting executive compensation targets and objectives.


4/11

Technology Experience

As a high-technology industrial company and leading innovator, we seek to add additional directors with technology backgrounds because our success depends on developing and investing in new technologies and ideas. Technology experience has become increasingly important as our products become more reliant on digital applications.


10/11

Risk Management Experience

In light of the Board's role in overseeing risk management and understanding the most significant risks facing the company, including strategic, operational, financial, legal and compliance and reputational risks, we continue to require directors with experience in risk management and oversight.


3/11

Government & Regulatory Experience

We have added directors with experience in governmental and regulatory organizations because many of GE's businesses are heavily regulated and are directly affected by governmental and regulatory actions.


8/11

Global Experience

We seek directors with global business experience because GE's continued success depends on continuing to grow our businesses outside the United States. For example, in 2019, 59% of our revenue was attributable to activities outside the United States.

DIRECTOR RECRUITMENT PROCESS. Our Governance Committee, together with the full Board, is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service on our Board. The Governance Committee considers all shareholder recommendations for director candidates. We evaluate them in the same manner as candidates suggested by other sources.

The following describes the Board's selection process:

- **Succession planning:** the Governance Committee prioritizes experiences and attributes to support the current and long-term needs of the company, within the context of the current Board structure, diversity, and mix of skills and experience.
- **Identification of candidates:** the Governance Committee engages in a search process to identify qualified director candidates, which process may include the use of an independent search firm, and assesses candidates' skills, experience and background and their alignment with the company's portfolio and strategy.
- **Interviewing candidates:** qualified director candidates are typically interviewed by the Chairman and CEO, Governance Committee Chair and other members of the Governance Committee, as well as other members of the Board and management, as necessary.
- **Decision and nomination:** after determining that the director candidate meets the priorities established by the Governance Committee and will serve in the best interests of the company and its shareholders, the Governance Committee recommends, and the full Board approves director candidates for appointment to the Board and election by shareholders.
- **Election:** the shareholders consider the nominees and elect directors by majority vote to serve one-year terms.

During 2019, the Governance Committee engaged a third-party search firm to identify qualified director candidates. In light of the broader GE transformation and board self-evaluation, the Governance Committee asked the search firm to focus on candidates with relevant industry and operations experience. Mr. Carter was recommended for the Board by a third-party search firm.

How We Assess Board Size

The Governance Committee takes a fresh look at Board size each year, consistent with the Board's Governance Principles (see "Helpful Resources" on page 65). Based on the Board's recent self-evaluations, assessment of trends with peer companies, and taking into account investor feedback, we anticipate that we will continue to maintain the Board's current size, though the number of directors may fluctuate from time to time during director transitions and as we continue to assess the company's strategic priorities.

How We Assess Director Independence

BOARD MEMBERS. The Board's Governance Principles require all non-management directors to be independent. All of our director nominees (listed under "Election of Directors" on page 10) other than Mr. Culp are independent. Former directors Messrs. Beattie and Mulva were independent throughout the period they served on our Board.

- **The Board's guidelines.** For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE. The Board's guidelines for director independence conform to the independence requirements in the New York Stock Exchange's (NYSE) listing standards. In addition to applying these guidelines, which you can find in the Board's Governance Principles (see "Helpful Resources" on page 65), the Board considers all relevant facts and circumstances when making an independence determination.
- **Applying the guidelines in 2019.** In assessing director independence for 2019, the Board considered relevant transactions, relationships and arrangements, including relationships among Board members, their family members and the company, as described below.

COMMITTEE MEMBERS. All members of the Audit Committee, Management Development and Compensation Committee (the Compensation Committee), and Governance Committee must be independent, as defined by the Board's Governance Principles. Committee members must also meet additional committee-specific standards:

- **Heightened standards for Audit Committee members.** Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory or other fees from GE or any of its subsidiaries, except compensation for Board service.
- **Heightened standards for members of the Compensation and Governance Committees.** As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation and Governance Committees: no member of either committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from GE or a subsidiary. In addition, in determining that Compensation Committee members are independent, NYSE rules require the Board to consider their sources of compensation, including any consulting, advisory or other compensation paid by GE or a subsidiary.

The Board has determined that all members of the Audit, Compensation and Governance Committees are independent and also satisfy applicable committee-specific independence requirements.

GOVERNANCE

RELATIONSHIPS AND TRANSACTIONS CONSIDERED FOR DIRECTOR INDEPENDENCE

The Board considered the following relationships and transactions in making its determination that all director nominees, other than Mr. Culp, are independent.

			GE TRANSACTION & 2019 MAGNITUDE		
DIRECTOR/NOMINEE	ORGANIZATION	RELATIONSHIP	SALES TO GE <1% OF OTHER COMPANY'S REVENUES	PURCHASES FROM GE <1% OF OTHER COMPANY'S REVENUES	INDEBTEDNESS TO GE <1% OF GE'S ASSETS
Bazin	AccorHotels	Chair & CEO	✓	N/A	N/A
D'Souza	Cognizant	Former CEO & Director	✓	N/A	N/A
Horton	Global Infrastructure Partners	Partner	✓	N/A	N/A
Tisch	Loews (and its consolidated subsidiaries)	President & CEO	✓	✓	✓
All directors	Various charitable organizations	Executive, director or trustee	***Charitable contributions from GE*** *<1% of the organization's revenues*		

Board Leadership Structure

GE believes that independent board oversight is an essential component of strong corporate performance. We also believe that the decision as to whether the positions of Chairman and CEO should be combined or separated, and whether an executive or an independent director should serve as the Chairman should be based upon the circumstances facing the company. Maintaining flexibility on this policy allows the Board to choose the leadership structure that will best serve the interests of the company and its shareholders at any particular time.

WHY OUR BOARD LEADERSHIP STRUCTURE IS APPROPRIATE FOR GE AT THIS TIME. The Board continues to believe that its current leadership structure, which has a combined role of Chairman and CEO, counterbalanced by a strong independent Board led by a lead director and independent directors chairing each of the Board Committees, is in the best interests of GE and its shareholders. In the Board's view, this structure allows Mr. Culp, as Chairman and CEO, to drive strategy and agenda setting at the Board level, while maintaining responsibility for executing on that strategy as CEO. At the same time, our lead director, Tom Horton, works with Mr. Culp to set the agenda for the Board and also exercises additional oversight on behalf of the independent directors. The Board will continue to review the appropriateness of this structure.

HOW WE SELECT THE LEAD DIRECTOR. The Governance Committee considers feedback from the current lead director, our other Board members and the chairman, and then makes a recommendation to the Board's independent directors. The independent directors elect the lead director, taking into account the recommendation of the committee. Tom Horton, former chairman and CEO of American Airlines, was elected as the lead director in September 2018. Under the Board's Governance Principles, Mr. Horton also serves as chair of the Compensation Committee. In the event of Mr. Horton's incapacity, the chair of the Governance Committee would serve as the lead director until the independent directors selected a new lead director.

The Lead Director's Role

The lead director focuses on overseeing the Board's processes and prioritizing the right matters. Specifically, the lead director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Board's Governance Principles:

- **Board leadership** — provides leadership to the Board in any situation where the Chairman's role may be perceived to be in conflict, and chairs Board meetings in the absence of the Chairman
- **Board agenda, schedule & information** — approves the agenda (with the ability to add agenda items), schedule and information sent to directors and calls additional meetings as needed
- **Leadership of independent director meetings** — calls and leads independent director meetings, which are scheduled at least three times per year (in addition to the numerous informal sessions that occur throughout the year) without any management directors or GE employees present
- **Chairman-independent director liaison** — regularly meets with the Chairman and serves as liaison between the Chairman and the independent directors (although every director has direct access to the Chairman)
- **Shareholder communications** — makes himself/herself available as the primary Board contact for direct communication with our significant shareholders
- **Board governance processes** — works with the Governance Committee to guide the Board's governance processes, including succession planning, the annual Board self-evaluation and the annual Chairman's evaluation
- **Board leadership structure review** — oversees the Board's periodic review and evaluation of its leadership structure
- **Committee chair selection** — advises the Governance Committee in choosing committee chairs

 **Chairman of the Board & CEO**

Lead Director elected solely by Independent Directors



Lead Director also serves as: Compensation Committee Chair

 The chairs of our Audit and Governance Committees are also independent

CONSIDERATIONS IN SELECTING CURRENT LEAD DIRECTOR



Tom Horton

Mr. Horton was first elected to our Board at the 2018 annual meeting. During his tenure on our Board, he has established strong working relationships with his fellow directors and garnered their trust and respect. As a relatively new director, he brings a fresh perspective to the Board. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our businesses and their industries.

The Board's decision to select Mr. Horton as lead director took into account the tenures and capabilities of each independent director along with a potential candidate's willingness and ability to serve as lead director, understanding that the position entails significant responsibility and time commitment. The Board considered that Mr. Horton also serves as lead independent director for Walmart. However, the fact that Walmart also has a separate board chairman mitigated concerns about Mr. Horton's ability to dedicate sufficient time to the role as GE's lead director.

Board Operations

FULL BOARD



Chairman
Larry Culp



Lead Director
Tom Horton

Members
Bazin
Carter*
Culp
D'Souza
Garden
Horton

Lavizzo-Mourey
Lesjak
Reynolds
Seidman
Tisch

14 meetings in 2019 (including 3 independent director meetings)

* Nominated for election at the 2020 annual meeting.

2019 Areas of Focus

- Reviewing GE's portfolio and future company strategy
- Capital structure and liquidity, particularly reducing leverage and de-risking the balance sheet
- Business performance and long-term strategy reviews
- Leadership transitions, particularly for the CFO
- Separation of BioPharma
- Impact of Boeing 737 MAX grounding
- Enterprise Risk Management
- GE Capital and Insurance
- Cybersecurity

A TYPICAL GE BOARD MEETING

During 2019, the Board held 6 regularly scheduled, in-person meetings, plus 8 special meetings.

Before the Meeting
Board committee chairs: prep meetings with management, auditors and outside advisors
Management: internal prep meetings

▶

Thursday (Day 1)
Daytime: Board committee meetings and Board meeting
Evening: Informal gathering with senior managers & Board working dinner

▶

Friday (Day 2)
Early morning: independent directors' breakfast session
Late morning: full Board meeting (including reports from each committee chair) followed by an executive session

▶

After the Meeting
Management: follow-up sessions to discuss & respond to Board requests

Independent Director Meetings

The independent directors meet in executive session during at least 3 of the regularly scheduled, in-person Board meetings. They may have other special meetings throughout the year. These executive sessions promote candor and discussion of matters in a setting that is independent of the Chairman and CEO. The lead director chairs each of these executive sessions.

Board Committees

GOVERNANCE

COMMITTEE COMPOSITION

Listed below are the current members of each committee.

COMMITTEE OPERATIONS

Each committee meets periodically throughout the year, reports its actions to the Board, receives reports from senior management, annually evaluates its performance and can retain outside advisors. Formal meetings are typically supplemented with additional calls and sessions.

COMMITTEE RESPONSIBILITIES

The primary responsibilities of each committee are listed below. For more detail, see the Governance Principles and committee charters (see "Helpful Resources" on page 65).

AUDIT



Chair
Leslie Seidman

Other Members
D'Souza, Lesjak & Reynolds
9 meetings in 2019

Key Responsibilities and Areas of Risk Oversight

- Oversees GE's independent auditor, including the audit plan and budget, and monitors independence and performance
- Oversees the effectiveness of GE's financial reporting processes and systems
- Discusses with auditor and management key reporting practices (including non-GAAP), critical audit matters and new accounting standards
- Monitors the effectiveness of GE's internal controls
- Reviews and evaluates the scope and performance of the internal audit staff and compliance program
- Oversees the company's enterprise risk management and cybersecurity programs
- Monitors GE's significant litigation and investigations

Recent Activities and Key Focus Areas

- Reviewing and recommending financial statement and disclosure enhancements
- Conducting the process to select an independent auditor for the fiscal year ending December 31, 2021, reviewing written and oral proposals and interviewing potential audit firms
- Overseeing the detailed audit plan and independent audit budget
- Conducting cross-functional reviews with corporate audit staff, tax, IT, controllership and legal teams
- Visiting businesses as a committee, to review compliance and audit programs on site at businesses
- Overseeing material litigation strategy and changes to the compliance and cybersecurity programs
- Overseeing assessment of and response to a report claiming accounting improprieties in August 2019

GOVERNANCE & PUBLIC AFFAIRS



Chair
Risa Lavizzo-Mourey

Other Members
Bazin, Horton, Lesjak & Tisch
7 meetings in 2019

Key Responsibilities and Areas of Risk Oversight

- Reviews the Board's governance processes, including all significant governance policies and procedures
- Oversees company policies and strategies related to climate change management, political spending & lobbying, human rights, and environment, health & safety
- Reviews Board composition in connection with long-term strategy and identifies new directors for GE
- Oversees Board and committee self-evaluations
- Reviews any Board conflicts of interest, as applicable

Recent Activities and Key Focus Areas

- Reviewing the Board's agenda for oversight of environmental, social and governance matters
- Reviewing political spending and lobbying disclosure
- Overseeing management of environmental remediation efforts
- Identifying and recruiting new directors

MANAGEMENT DEVELOPMENT & COMPENSATION



Chair
Tom Horton

Other Members
Bazin, D'Souza, Garden & Reynolds
8 meetings in 2019

Key Responsibilities and Areas of Risk Oversight

- Oversees GE's executive compensation policies, practices and programs
- Reviews and approves goals and objectives for performance-based equity awards and evaluates performance against those goals
- Reviews and approves compensation of the CEO
- Oversees compensation policies and practices to ensure that they do not encourage unnecessary risks
- Oversees recruitment and retention efforts for all employees

Recent Activities and Key Focus Areas

- Overseeing cultural shift for GE, prioritizing values of candor, humility and transparency
- Meeting with shareholders and responding to shareholder feedback on executive compensation practices, ensuring the design of compensation programs supports the talent needs of GE
- Overseeing GE compensation and benefit programs with a focus on external benchmarking for executive compensation practices
- Reviewed options for retirement plan changes in conjunction with deleveraging activities
- Assisting with interviewing and recruiting new CFO for GE
- Reviewing succession plans for critical talent

Independence. All committee members satisfy the NYSE's and GE's definitions of independence.

Financial acumen. Mses. Lesjak, Reynolds and Seidman and Mr. D'Souza are "audit committee financial experts" (per SEC rules), and each of these directors are "financially literate" (per NYSE rules).

The GE Board in Action: 2019 Highlights

Our Board recognizes that its oversight of our strategic priorities and responsibility to GE shareholders requires a personal and professional commitment that extends well beyond regularly scheduled Board meetings. Ongoing and meaningful engagement with the business is critical to staying informed and provides the type of insight that allows our directors to provide effective guidance to our leadership team and to engage in constructive dialogue with each other.

DIRECTOR VISITS. Site visits are a valued Board activity, providing first-hand exposure to our operations as well as opportunities to interact with employees at all levels of the company. Perhaps most importantly, on-site and other engagement beyond the boardroom gives our directors an understanding of our culture, which we consider an essential component of our transformation strategy.

GOVERNANCE

Director Education

New Director Orientation
Full orientation program for Lesjak and Reynolds

Committee Orientation
Full Audit Committee orientation in light of committee refreshment

Engagement with the Business

Periodic Board Calls
Provide an opportunity for the CEO and the rest of the Board to discuss company operations in real-time

Annual Senior Leadership Meeting
Director attendance and presentations

Business Summits/ Corporate Functional Meetings
Global law and policy summit, internal audit staff summit

Business Visits and Functional Deep Dives
Provide opportunity for direct employee interaction and better understanding of GE culture



Global Research Center Gas Power
Schenectady, New York

Corporate Audit Staff
Boston, Massachusetts

Healthcare
Milwaukee, Wisconsin

IT, Tax, Controllership
Norwalk, Connecticut

Digital
San Ramon, California

Aviation
Cincinnati, Ohio

Cybersecurity
Richmond, Virginia

Power
Atlanta, Georgia

Power
Greenville, South Carolina

Renewables
Paris, France

- Business Visits
- Corporate Function Deep Dives

Engagement with Shareholders

"Say-on-Pay" Engagement
Engagement with shareholders included Tom Horton (Lead Director & Compensation Committee Chair) and Ed Garden

Televised Interview
Leslie Seidman (Chair of Audit Committee), appearance on CNBC in response to accounting fraud allegations against GE

Succession Planning

New CFO and CHRO Recruitment
The Board engaged in the recruitment, interviewing and selection of candidates

Key Areas of Board Oversight

Strategy

The Board has oversight responsibility for management's establishment and execution of corporate strategy. Elements of strategy are discussed at every regularly scheduled Board meeting, guided by the current company-level priorities of solidifying GE's financial position, continuing to strengthen our businesses and driving long-term profitable growth. The Board also engages directly with the leaders of GE's businesses and regularly reviews the businesses' strategic and operational priorities, the competitive environment, market challenges, economic trends and regulatory developments. In late 2019 and early 2020, the Board conducted a strategy review of several topics that cut across GE's businesses, such as climate change, the prospects for greater decoupling in US/China relations, and digital product and service offerings. At meetings occurring throughout the year, the Board also assesses capital allocation plans, the company's performance against the annual budget and potential mergers, acquisitions and dispositions for alignment with our strategic priorities.

Risk Management

Risk assessment and risk management are the responsibility of the company's management, and the Board has oversight responsibility for those processes. The Audit Committee assists with the oversight of the company's enterprise risk management framework, and the Board has also delegated specific risk oversight responsibility to committees of the Board based on the expertise of those committees. Our Governance Principles and committee charters define the risk areas for which each committee has ongoing oversight responsibility, while the Board as a whole focuses on the most significant risks facing the company. Throughout the year, the Board and the committees to which it has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.

The GE Board's risk oversight builds upon management's risk assessment and mitigation processes. Those processes include regular discussions during operational and strategic reviews with the businesses, as well as the programs, policies, processes and controls related to the company's financial planning and analysis; controllership and financial reporting; executive development and evaluation; compliance under the company's code of conduct (*The Spirit & The Letter*); integrity programs and applicable laws and regulations; environmental, health, safety compliance; information technology and cybersecurity programs; and internal audits. During 2019, we also appointed a Chief Risk Officer, Chris Pereira, at the corporate level to assist with coordinating the company's enterprise risk management framework, and who reports periodically to the Audit Committee and the full Board on risk topics. These have included discussions with the Audit Committee or Board about top enterprise risks, liquidity risk management and stress testing, delegations of authority for significant transactions and expenditures and risks related to the company's strategic planning and priorities.

We typically organize enterprise risks into the broad categories of strategic, operational, financial, legal and compliance or reputational risk. Risks identified through our risk management processes are prioritized and, depending on the probability and severity of the risk, escalated as appropriate. Senior management discusses these risks periodically and assigns responsibility for them to owners within the businesses or at the corporate level. Risk leaders within the businesses and corporate functions are responsible to present risk assessments and key risks to senior management and, when appropriate, to the Board or the relevant committee of the Board. Refer to the Risk Factors section of our Annual Report on Form 10-K for the year ended December 31, 2019 for a discussion of key risks that could have a material adverse effect on our business, reputation, financial position and results of operations.

Environmental, Social and Governance (ESG) Matters

The Board and its committees oversee the execution of GE's environmental, social and governance strategies and initiatives as an integrated part of their oversight of the company's overall strategy and risk management. For example, as noted above, the Board in late 2019 reviewed climate change-related opportunities and risks across GE's businesses as part of its strategy review. The Board is actively engaged with management on related topics such as the competitive landscape for our businesses amidst climate-related shifts in technology, product and service demand; scenario analysis of potential pathways; customer, investor and other stakeholder expectations; and the environmental impact of GE's own operations. In addition, the Governance Committee assists the Board in its oversight of corporate social responsibilities, significant public policy issues, protection of human rights, environmental, health & safety (EHS) matters, political contributions and lobbying activities.

Human Capital Management and Succession Planning

The Board believes that human capital management and succession planning, including diversity and inclusion initiatives, are critical to the company's success. Our Board's involvement in leadership development and succession planning is ongoing throughout the year, and the Board provides input on important decisions in each of these areas. The Board has primary responsibility for succession planning for the CEO and oversight of other senior management positions. The Compensation Committee oversees the development of the process, and the Board meets regularly with high-potential executives at many levels across the company through formal presentations and informal events throughout the year. The Compensation Committee is also regularly updated on key talent indicators for the overall workforce, including recruiting and attrition, diversity and inclusion, and development programs.

Board Governance Practices

Our Board seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture of independent thought and intelligent debate on critical matters. We take a comprehensive, year-round view of corporate governance and our adoption of best practices impacts our leadership structure, Board composition and recruitment, director engagement, and accountability to shareholders. Our Board and committee evaluation process allows for annual assessment of our Board practices and the opportunity to identify areas for improvement.



ENGAGED INDEPENDENT OVERSIGHT

BOARD OPERATIONS
- Frequent, regularly scheduled Board calls
- Director business visits
- Open access to senior management and information
- Executive sessions with the CEO scheduled for each regular Board meeting
- Access to third-party advisors

INCORPORATION OF FEEDBACK

ANNUAL GOVERNANCE REVIEW
- Review and update corporate governance practices in context of Board operations and stakeholder feedback

ANNUAL SELF-EVALUATION
- Formal Board and committee self-evaluation conducted by lead director or independent third-party
- Incorporate feedback in board practices

SHAREHOLDER OUTREACH
- Regular fall and spring meetings with shareholders

ACCOUNTABILITY TO SHAREOWNERS
- Proxy access for director candidates nominated by shareholders
- Majority voting standard for uncontested director elections
- Annual director elections

GOVERNANCE PRINCIPLES
- Set forth robust lead director functions
- Term and age limits for directors
- Stock ownership guidelines for directors
- Prohibition on stock hedging and pledging

GOVERNANCE PRACTICES

DIRECTOR RECRUITMENT
- Seek directors with broad perspectives and relevant expertise based on future strategy and self-evaluation

DIVERSE, INDEPENDENT BOARD WITH MIX OF TENURES
- Set Board size to encourage robust discussion and engagement, while maintaining diverse perspectives

DIRECTOR EDUCATION
- Orientation program to complement the recruitment process
- Briefing sessions on topics that present particular risks and opportunities to the Company
- Access to outside educational programs pertaining to the directors' responsibilities

BOARD COMPOSITION

How We Evaluate the Board's Effectiveness

Annual Evaluation Process

The Governance Committee oversees and approves the annual formal board evaluation process and determines whether it is appropriate for the evaluations to be conducted by the lead director or an independent consultant each year. In 2019, the evaluation process was conducted by Mr. Horton as the lead director.

EVALUATION QUESTIONNAIRES

Directors completed written questionnaires focusing on the performance of the Board and each of its committees.

▼

INDIVIDUAL INTERVIEWS

The lead director conducted a one-on-one interview with each member of the Board focused on:
- reviewing the Board's and its committees' performance over the prior year; and
- identifying areas for potential enhancements of the Board's and its committees' processes going forward.

DISCUSSION OF RESULTS

The lead director reviewed the questionnaire and interview responses with the full Board.

USE OF FEEDBACK

The Board and each of its committees developed plans to take actions based on the results, as appropriate.

▼

CHANGES IMPLEMENTED

The 2019 evaluation reaffirmed that changes implemented following the 2018 self-evaluation process, such as elimination of the Finance and Capital Allocation Committee, had resulted in improvements. Other changes coming out of the 2019 self-evaluation included:
- more dedicated meeting time for long-term strategy discussions; and
- enhancements to Board and committee materials.

How We Get Feedback from Investors

Our Investor Engagement Program

We conduct extensive governance reviews and investor outreach throughout the year involving our directors, senior management, investor relations, legal and human resources departments. This helps management and the Board understand and focus on the issues that matter most to our shareholders so GE can address them effectively.

GE Participants

- Directors
- Senior management
- Investor relations department
- Legal department
- Human resources department

How the Board Receives Direct Feedback from Major Institutional Investors

STRATEGY AND BUSINESS MATTERS. From time to time, GE's independent directors meet with representatives of our shareholders. This complements management's investor outreach program and allows directors to directly solicit and receive investors' views on GE's strategy and performance.

GOVERNANCE AND COMPENSATION MATTERS. Our lead director regularly accompanies management on its governance-focused roadshow with a number of significant investors, and other directors join these outreach discussions from time to time. In 2019, our lead director participated in discussions with a number of our largest investors to discuss the recent CEO transition and to solicit feedback on executive compensation programs, Board engagement and the Board's role in overseeing the company's strategy and portfolio transformation.

GOVERNANCE

Our Investor Engagement Program

Review feedback from fall meetings with Board and use it to enhance proxy disclosures and make appropriate governance and compensation changes

Conduct face-to-face meetings between GE management and our largest investors to assess which governance and compensation practices are a priority

Investor Feedback

− Investors had the most significant concerns about the following actions by the Compensation Committee:

- Applying positive discretion to grant bonuses to certain Corporate executive officers, notwithstanding the failure to meet formulaic targets for the 2018 performance period; and
- Providing for single-trigger change of control provisions in the employment agreements for outside executive hires.

+ Notwithstanding these concerns, the vast majority of investors with whom we engaged indicated that they were supportive of the Compensation Committee's actions overall. In particular, investors indicated that they were supportive of:

- Taking action to attract and retain key talent during a period of uncertainty for the company;
- Ongoing focus on tailoring incentives to the business units for the bonus program;
- Ongoing efforts to align executive pay with results for shareholders through equity; and
- Simplifying the performance metrics used across our compensation programs.

Committee Response

As part of its assessment of GE's executive compensation programs, the Compensation Committee reviewed these voting results, evaluated investor feedback and considered other factors discussed in this proxy statement, including the alignment of our compensation program with the long-term interests of our shareholders and the relationship between risk-taking and the incentive compensation we provide to our named executives.

After considering these factors, and based on additional feedback from our investors, the committee decided to take the following actions to increase management accountability and more closely align management's interests with shareholders:

- Committing to provide no further single-trigger change of control provisions in employment agreements for new outside hires;
- Continuing to shift executive compensation away from cash-based programs and to equity;
- Adopting a formal peer group for the purposes of assessing executive compensation;
- Granting PSUs to a broader swath of our executive officers; and
- Changing the performance metrics for the 2020 PSUs to the S&P 500 Industrial Index, which represents a more tailored group of industrial peers, compared to the S&P 500.

Recent Investor Discussion Topics and Board Response

GE Strategy and Portfolio	Critically review the company's strategy and portfolio, narrowing our focus to strengthen our businesses to improve top-line and bottom-line performance
Debt Strategies	Take action to reduce the company's leverage and debt outstanding
Board Composition	Continue our ongoing Board refreshment, adding directors with relevant industry experience and skill sets
Executive Compensation	Simplify our executive compensation programs to increase focus on key performance metrics
Audit Matters	Lay the groundwork for going to bid for our independent auditor



Conduct follow-up conversations with our largest investors to address important annual meeting issues

Annual Shareholders Meeting

Review GE shareholder votes at our most recent annual meeting and current trends in global governance

Investor Outreach and Our 2019 Say-On-Pay Vote

At our 2019 annual meeting, 70% of shareholders expressed support for the compensation of our named executives.

In advance of the 2019 annual meeting, and as part of our fall outreach after the meeting, we made significant efforts to engage with our institutional shareholders to better understand their concerns related to our executive compensation programs and to the factors impacting their say-on-pay vote. This outreach also involved two independent directors who are members of our Compensation Committee, Tom Horton (the Committee Chair) and Ed Garden. During 2019, we solicited feedback from shareholders representing 48% of our shares outstanding as of December 31, 2019, and we spoke with 25 shareholders (some on multiple occasions) representing 44% of our shares outstanding as of that date to collect their feedback on our executive compensation programs. This was in addition to the engagement by our investor relations department as well as the engagement we do with retail investors.



We spoke with shareholders representing 44% of our shares outstanding to collect their feedback on our executive compensation programs.

We solicited feedback from shareholders representing 48% of our shares outstanding as of December 31, 2019

HOW YOU CAN COMMUNICATE WITH YOUR BOARD

The Audit Committee and the independent directors have established procedures to enable anyone who has a comment or concern about GE's conduct — including any employee who has a concern about our accounting, internal accounting controls or auditing matters — to communicate that comment or concern directly to the lead director or to the Audit Committee. Information on how to submit these comments or concerns can be found on GE's website (see "Helpful Resources" on page 65).

GOVERNANCE

Other Governance Policies & Practices

Director Attendance at Meetings

The Board expects directors to attend all meetings of the Board and the committees on which the director serves as well as the annual shareholders meeting.

BOARD/COMMITTEE MEETINGS. In 2019, each of our current directors attended at least 75% of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee. Average attendance by our current directors for these meetings was 94% during 2019.

ANNUAL SHAREHOLDERS MEETING. 9 of our 10 director nominees for 2019 attended the 2019 annual meeting.

Board Integrity Policies

CODE OF CONDUCT. All directors, officers and employees of GE must act ethically at all times and in accordance with GE's code of conduct (contained in the company's integrity policy, The Spirit & The Letter). Under the Board's Governance Principles, the Board does not permit any waiver of any ethics policy for any director or executive officer. The Spirit & The Letter, and any amendments to the code that we are required to disclose under SEC rules, are posted on GE's website (see "Helpful Resources" on page 65).

CONFLICTS OF INTEREST. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the CEO and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to resign.

Limits on Director Service on Other Public Boards

GE POLICY. As discussed in detail in the Board's governance documents, and summarized in the table below, the Board has adopted policies to ensure that all of our directors have sufficient time to devote to GE matters. In 2019, the Governance Committee decided to further reduce the number of public company boards permitted for GE directors, as disclosed below.

	PERMITTED # OF PUBLIC COMPANY BOARDS (INCLUDING GE)
Public company executives	2*
Other directors	4
	PERMITTED # OF PUBLIC COMPANY AUDIT COMMITTEES (INCLUDING GE)
Audit Committee Chair	2
Audit Committee member	3
	OTHER RESTRICTIONS
Lead Director	Absent special circumstances should not serve as lead director, chairman or CEO of another public company

* Service on the board of a public company for which a director serves as an executive, together with service on the board of any public company subsidiary or public affiliates as part of the director's executive responsibilities shall count as one board for purposes of this limit.

HOW WE APPLIED TO BAZIN. Mr. Bazin is in compliance with GE's policy on public board service although he serves on three public company boards, including GE. In assessing the time commitment for these boards, we note that Mr. Bazin serves on two of those boards in connection with his role as Chairman and CEO of AccorHotels. In addition to serving as the Chairman of Accor, he serves on the board of Huazhu Group Limited (formerly known as China Lodging Group), in which Accor owns a stake. Accor and Huazhu Group have also entered into a strategic alliance pursuant to which Huazhu Group is the master franchiser for Accor's economy hotel business in China.

HOW WE APPLIED TO TISCH. Mr. Tisch is in compliance with GE's policy although he serves on four public company boards, including GE. Mr. Tisch is the CEO of Loews, which is a diversified holding company whose business operations are entirely conducted through its subsidiaries. The three other public company boards on which Mr. Tisch serves are all within Loews's consolidated group of companies. Two of these subsidiaries, CNA Financial (89% owned) and Diamond Offshore Drilling (53% owned), accounted for approximately 80% of Loews's revenues over the past three years. Mr. Tisch serves on the boards of these subsidiaries and on the holding company's board. Since Mr. Tisch's responsibilities as a board member of these companies are integrally related to and subsumed within his role as CEO of Loews, the Board believes that this board service does not meaningfully increase his time commitments or fiduciary duties, as would be the case with service on unaffiliated public company boards.

HOW WE APPLIED TO HORTON. In appointing Mr. Horton as lead director, the Board considered the fact that Mr. Horton is also the lead director for Walmart. In reviewing Mr. Horton's time commitment at Walmart, the Board noted that Walmart separates the roles of Chairman and CEO, mitigating the potential time commitment of the lead director. The Board determined that Mr. Horton could serve in both roles under the circumstances.

Independent Oversight of Political Spending

The Governance Committee, composed solely of independent directors, oversees the company's political spending and lobbying. This includes political and campaign contributions as well as any contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity. As part of its oversight role in public policy and corporate social responsibility, the committee is responsible for the following:

- **Policy oversight.** A yearly review of GE's political spending policies and lobbying practices.
- **Budget oversight.** Approval of GE's annual budget for political activities.
- **Reporting.** Issuance of a yearly report on the company's political spending, which is updated twice each year and made available on our ESG website (see "Helpful Resources" on page 65).

In 2018, the Governance Committee decided to further enhance the company's political spending disclosures by disclosing the names of all trade associations receiving more than $50,000 from the company, including the portion of the company's payment used for lobbying or political expenditures, as well as any contributions to 501(c)(4)s, beginning with contributions made in 2018. GE's political spending has declined in recent years, and in 2019 we did not contribute any corporate funds to political campaigns, committees or candidates for public office.

HOW YOU CAN FIND MORE INFORMATION ABOUT OUR GOVERNANCE PRACTICES

Each year we review GE's governance documents and modify them as appropriate. These documents include the Board's Governance Principles — which include our director qualifications and director independence guidelines — as well as Board committee charters. The web links for these materials can be found under "Helpful Resources" on page 65.

Related Person Transactions

HOW WE REVIEW AND APPROVE TRANSACTIONS. We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The company's legal staff is primarily responsible for making these determinations based on the relevant facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. As SEC rules require, we disclose in this proxy statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Governance Committee reviews and approves or ratifies any such related person transaction. As described in the Governance Principles, which are available on GE's website (see "Helpful Resources" on page 65), in the course of reviewing and approving or ratifying a disclosable related person transaction, the committee considers the factors in the box below. During 2019, there were no related person transactions that met the requirements for disclosure in this proxy statement.

FACTORS USED IN ASSESSING RELATED PERSON TRANSACTIONS

- Nature of related person's interest in transaction
- Material transaction terms, including amount involved and type of transaction
- Importance of transaction to related person and GE
- Whether transaction would impair a director or executive officer's judgment to act in GE's best interest
- Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

Stock Ownership Information

Common Stock & Total Stock-Based Holdings Table

The following table includes all GE stock-based holdings, as of December 31, 2019, of our directors and nominees, named executives, current directors and executive officers as a group, and beneficial owners of more than 5% of our common stock.

	COMMON STOCK	TOTAL
Sébastien Bazin	0	80,258
Ashton Carter	0	0
Francisco D'Souza	151,500	269,003
Edward Garden	64,191,203	64,230,998
Thomas Horton	55,248	92,701
Risa Lavizzo-Mourey	25,000	75,307
Catherine Lesjak	0	16,315
Paula Rosput Reynolds	25,800	48,882
Leslie Seidman	6,500	66,301
James Tisch	3,540,000	3,692,898
Total	**67,995,251**	**68,572,663**

	COMMON STOCK		
NAMED EXECUTIVES	STOCK	OPTIONS	TOTAL
Larry Culp	1,182,276	0	7,682,276
Jamie Miller	346,829	1,399,309	2,971,955
David Joyce	726,901	3,832,759	5,593,303
Kevin Cox	106,690	468,000	1,974,220
Russell Stokes	281,749	960,892	2,724,549
Total	**2,644,445**	**6,660,960**	**20,946,303**

CURRENT DIRECTORS & EXECUTIVES	COMMON STOCK	TOTAL
As a group (19 people)	79,272,375	97,316,723

5% BENEFICIAL OWNERS	COMMON STOCK
The Vanguard Group	661,814,126
Fidelity Management & Research	636,593,285
T. Rowe Price Associates	558,575,032
BlackRock, Inc.	525,937,794
Total	**2,382,920,237**

PERCENTAGE OWNERSHIP

- **No director or named executive** owns more than one-tenth of 1% of the total outstanding shares of GE common stock, other than Mr. Garden, who may be deemed to indirectly beneficially own 0.7% of our outstanding shares as a result of his affiliation with Trian (see note 1 below).
- **Vanguard**, **Fidelity**, **T. Rowe Price and BlackRock** own 7.4%, 7.3%, 6.4% and 6.0%, respectively, of our total outstanding shares.

COMMON STOCK. This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights.[1] For the named executives, this column also includes shares that may be acquired under stock options that are currently exercisable or will become exercisable within 60 days (see the Options sub column).

TOTAL. This column shows the individual's total GE stock-based holdings, including voting securities shown in the Common Stock column (as described above), plus non-voting interests that cannot be converted into shares of GE common stock within 60 days, including, as appropriate, PSUs, RSUs, DSUs, deferred compensation accounted for as units of GE stock, and stock options. As described under "Director Compensation" on page 54, directors must hold the DSUs included in this column until one year after leaving the Board.

COMMON STOCK & TOTAL. Both columns include the following shares over which the named individual has shared voting and investment power through family trusts or other accounts: Cox (106,690), Culp (1,182,276), Garden (64,191,203)[1], Horton (55,248), Reynolds (4,300), Scott Strazik (11,659) and Tisch (3,540,000)[2].

CURRENT DIRECTORS & EXECUTIVES. These columns show ownership by our current directors and executive officers. This row includes: (1) 8,142,980 shares that may be acquired under stock options that are or will become exercisable within 60 days, (2) 171,798 RSUs that vest within 60 days, and (3) 69,101,376 shares over which there is shared voting and investment power. Current directors and executive officers as a group own approximately 0.9% of GE's total outstanding shares, including those shares owned by the Trian Entities (as defined below).

5% BENEFICIAL OWNERS. This column shows shares beneficially owned by The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355; FMR LLC (Fidelity), 245 Summer Street, Boston, MA 02210; T. Rowe Price Associates, 100 East Pratt Street, Baltimore, MD 21202; and BlackRock, 55 East 52nd Street, New York, NY 10055 as follows:

(# OF SHARES)	VANGUARD	FIDELITY	T. ROWE PRICE	BLACKROCK
Sole voting power	12,825,871	45,850,529	209,564,923	455,254,946
Shared voting power	2,375,517	0	0	0
Sole investment power	647,269,523	636,593,285	558,575,032	525,937,794
Shared investment power	14,544,603	0	0	0

The foregoing information is based solely on a Schedule 13G/A filed by Vanguard with the SEC on February 12, 2020, a Schedule 13G filed by Fidelity with the SEC on February 7, 2020, a Schedule 13G filed by T. Rowe Price with the SEC on February 14, 2020, and a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 5, 2020, as applicable.

[1] For Mr. Garden, this column refers to 64,191,203 shares owned by the Trian Entities (as defined below). Trian, an institutional investment manager, serves as the management company for Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund II, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Partners Strategic Investment Fund-N, L.P., Trian Partners Strategic Investment Fund-D, L.P., Trian Partners Strategic Fund-G II, L.P., Trian Partners Strategic Fund G-III, L.P., Trian Partners Co-Investment Opportunities Fund, Ltd., Trian SPV (Sub) X, L.P., Trian Partners Strategic Fund-K, L.P. and Trian Partners Strategic Fund-C, Ltd. (collectively, the Trian Entities) and as such determines the investment and voting decisions of the Trian Entities with respect to the shares of the company held by them. None of such shares are held directly by Mr. Garden. Of such shares, 32,059,887 shares are currently held in the ordinary course of business with other investment securities owned by the Trian Entities in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to certain Trian Entities, subject to applicable federal margin regulations, stock exchange rules and credit policies. Mr. Garden is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian on behalf of the Trian Entities. Accordingly, Mr. Garden may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares owned by the Trian Entities. Mr. Garden disclaims beneficial ownership of such shares for all other purposes.

[2] For Mr. Tisch, this refers to 540,000 shares owned by a Tisch family trust and 3,000,000 shares owned by Loews Corporation, of which Mr. Tisch is the CEO, President, a director and shareholder. Mr. Tisch disclaims beneficial ownership of the shares owned by Loews Corporation except to the extent of his pecuniary interest, if any, in those shares.

GOVERNANCE

Environment and Social (E&S)

How We Work

GE delivers innovative solutions and services to provide essential infrastructure for the world. We work with the highest integrity, a compliance culture and respect for human rights while also reducing the impact of our technology and environmental footprint. Our advanced technology improves lives and offers our customers world class, efficient solutions to power communities, improve the healthcare ecosystem, and transport people across the globe.

E&S Framework

Governance

As noted above, the Board and its committees oversee the execution of GE's environmental, social and governance strategies and initiatives as an integrated part of their oversight of the company's overall strategy and risk management, including as it relates to climate change-related risks and opportunities. For additional detail, see "Key Areas of Board Oversight—Environmental, Social and Governance (ESG) Matters" on page 20. In addition, the Governance Committee assists the Board in its oversight of corporate social responsibilities, significant public policy issues, protection of human rights, environmental, health and safety matters, political contributions and philanthropic efforts.

Climate

We believe that GE is uniquely positioned to contribute to efforts to reduce greenhouse gas emissions. As the company that has led the way in innovation for over a century, GE can deliver technology for the world to meet the emissions reduction targets called for by the 2015 Paris Agreement and achieve the long-term goal of sustainable development. With a global installed base of more than 64,000 aircraft engines, more than 7,000 gas turbines, more than 40,000 onshore wind turbines and more than 4 million healthcare systems, GE products and services improve lives, protect the environment, and give our customers world class and efficient solutions. We recognize the heightened concern about the emission of greenhouse gases and will continue to invest in research and development to reduce the carbon footprint of our equipment. We have also led by example in our own operations—reducing our greenhouse emissions by 23% and water use by 18% between 2011 and 2018—as part of our longstanding commitment to environmental stewardship, human rights, and a culture of integrity and compliance. We are currently articulating our next set of greenhouse gas reduction goals and expect to announce them later this year.

Our innovative solutions help our customers achieve their carbon reduction goals:

 **GE9X Engine**

The GE9X jet engine will power Boeing's long-range 777X and will be the largest aircraft engine ever produced. It is designed to deliver a 10% more efficient fuel burn and 45% less smog-causing emissions than the GE90–115B engine it replaces.

 **HA Gas Turbine**

GE's HA Gas Turbine technology has earned world records for combined-cycle power plant efficiency. In 2019, GE secured its 100th HA turbine order and launched the latest evolution of the technology, the 7HA.03, which is currently the world's largest and most efficient gas turbine.

 **Haliade-X Offshore Wind Turbine**

The Haliade-X 12-megawatt turbine will be capable of powering 16,000 European households, producing 67 gigawatt-hours per year, based on wind conditions of a typical German North Sea site. That represents more energy than any other offshore wind turbine available today.

Environment, Health & Safety (EHS)

At GE, we are committed to protecting our people, the environment, and the communities in which we work. We hold ourselves to the same high expectations and standards everywhere we work, and we assess the EHS impacts of our businesses globally at all stages of operations. At GE, operations are accountable for EHS, with active participation from senior leadership. This engagement is aimed at ensuring compliance with GE's high standards and EHS laws, as well as finding ways to continuously improve how we manage and reduce our risks and environmental footprint across all our sites, services operations, and projects globally. GE is committed to managing the emerging EHS risks from new products and operations by developing and maintaining strong, progressive EHS programs and review practices.

KEY INDICATORS

INJURY & ILLNESS INCIDENT RATE [a][b]



REPORTABLE ENVIRONMENTAL EVENTS [b][c]



[a]   Based on 100 employees working 200,000 hours annually.

[b]   Baker Hughes results reflected in 2017 and 2018, but not 2019.

[c]   Reportable environmental events include spills/release, air exceedance, and wastewater exceedance events.

Compliance & Integrity

Effective compliance depends on culture and leadership. We view our reputation for integrity and compliance as a competitive and recruiting advantage, and we expect our leaders from the top down to create a culture of compliance. We are committed to an open reporting environment in which employees are encouraged to promptly raise concerns without fear of retaliation. Our Code of Conduct policy, *The Spirit & The Letter*, details the expectations of everyone who works for or represents GE, in specific areas such as improper payments, working with governments, competition law, international trade compliance, cybersecurity and privacy and fair employment practices.

Open reporting is the cornerstone of GE's commitment to integrity. As a result, we rely on all of our employees to raise issues when they see something that they believe may violate a law or GE policy. We believe our employees are our first and best line of defense.

Compliance policy highlights:

- GE promotes an open environment, in which employees are encouraged to raise integrity concerns through a variety of channels and are comfortable doing so without fear of retaliation. GE manages reported concerns through its Global Open Reporting & Ombuds Program.
- All employees are expected to promptly submit concerns regarding potential violations of law, regulation, or GE policy through one of the available Open Reporting Channels.
- Employees do not need to be certain that a violation has occurred, but rather should raise a concern when they have a good faith belief that something improper, a violation of law or policy, has occurred.
- Retaliation for raising a concern, or participating in an integrity investigation, is strictly prohibited.

Human Capital Management

Human capital management and succession planning, including diversity and inclusion initiatives, are key to GE's success. We need great ideas, innovation and leadership to stay current and relevant. GE is an equal opportunity employer, and we are committed to making employment decisions without regard to race, color, religion, national or ethnic origin, sex, sexual orientation, gender identity or expression, age, disability, protected veteran status or other characteristics protected by law. We seek to retain our employees through competitive compensation, benefits and challenging work experiences with increasing levels of responsibility.

In June 2018, we announced our plan to make our businesses the center of our operations and reduce corporate headquarters to focus on strategy and execution, capital allocation, talent development and governance. As part of that transition, we are seeking to find the right balance of skills and talent both inside the company and sourced from outside.

Attracting and retaining key talent is a high priority for our Board. These efforts include assessing the allocation of talent across the company, better accountability, and better alignment of compensation. This period of transition presents challenges, but we believe these changes will empower our people, reduce complexity and increase employee satisfaction.

Human Rights & Supply Chain

GE is proud to be a leader in respecting human rights across our operations—from our supply chain to our products. We were among the first global brands to publish a Statement of Principles on Human Rights. We have long collaborated with peers, partners, governments and civil society in search of practical ways to address some of the world's most complex human rights challenges. GE has been an active member of the UN Global Compact, the world's leading corporate sustainability initiative, for over a decade. We co-founded the Global Business Initiative on Human Rights, a forum for multinationals to discuss human rights challenges and leverage best practices. We are also active participants in the Leadership Group for Responsible Recruitment, a multi-stakeholder initiative to tackle unethical recruitment of vulnerable workers, one of the leading causes of modern slavery.

GE'S PARTNERSHIP WITH THE GLOBAL BUSINESS INITIATIVE

As a founding member of the Global Business Initiative on Human Rights (GBI), GE is committed, along with other member multinational corporations, to embed respect for human rights into our business operations. Peer learning and benchmarking enables GE to determine the right strategy and process to address human rights risk on our business areas. By connecting with industry leaders and engaging with this business-led group, GE gains insights into emerging trends and issues and examines challenges and potential solutions that other members have experienced.

Suppliers are critical partners in GE's value chain. As a global company, our supply chain extends to countries where environmental, health, safety, labor, and human rights laws have certain weaknesses. GE's Supplier Integrity Guide governs our expectations of all suppliers and includes specific prohibitions against forced, prison or indentured labor and against subjecting workers to any form of compulsion, coercion or human trafficking. The Supplier Integrity Guide is reinforced by our industry-leading global supply chain audit program under which we audit suppliers in high risk countries before approval for onboarding and periodically thereafter. Since 2005, GE has conducted more than 31,000 supplier assessments spanning 100 countries. Wherever possible, we work with suppliers to improve their practices and build their capacity in the interests of workers and communities.

Philanthropy – GE Foundation

The GE Foundation, the philanthropic organization of GE, is committed to transforming our communities and shaping the diverse workforce of tomorrow by leveraging the power of GE. We are developing skills by bringing innovative learning in community health globally and science, technology, engineering and mathematics (STEM) education, scaling what works, and building sustainable solutions.

FOCUS AREAS

- **Community health:** The GE Foundation is committed to increasing access to quality healthcare in underserved communities around the world. For example, the GE Foundation has committed $14 million to the University of New Mexico, which has enabled them to expand Project ECHO (Extension for Community Healthcare Outcomes) to 38 countries, ensuring access to high-quality care in medically underserved areas.

- **STEM education:** The GE Foundation is driving STEM education to prepare students for the jobs of the future. For example, our mobile STEM labs brought hands-on lessons in digital fabrication to more than 3,000 middle and high school students in Greater Boston during the 2018-2019 school year.

- **Matching Gifts:** The GE Foundation created the concept of a corporate matching gift program in 1954 to empower employees in their personal philanthropy and charitable giving. The program supports employee giving by providing a 1:1 match, up to $5,000 annually. In 2019, contributions and matching gifts totaled more than $35 million.

- **Scholarships:** The GE Foundation has been providing competitive awards since 1984 to children of eligible GE employees around the world. Since then, more than 14,500 awards have been given worldwide for a total of more than $19 million. In 2019, the GE Foundation awarded 152 scholarships in recognition of students' academic record, extracurricular activities and community service.

Compensation



Management Proposal No. 1

Advisory Approval of Our Named Executives' Pay

What are you voting on?
In accordance with Section 14A of the Exchange Act, we are asking shareholders to vote on an advisory basis to approve the compensation paid to our named executives, as described in this proxy statement.

Impact of the say-on-pay vote. This advisory proposal, commonly referred to as a "say-on-pay" proposal, is not binding on the Board. However, the Board and the Compensation Committee will review and consider the voting results when evaluating our executive compensation program.

We hold say-on-pay votes annually. Under the Board's policy of providing for annual say-on-pay votes, the next say-on-pay vote will occur at our 2021 annual meeting.

YOUR BOARD RECOMMENDS A VOTE FOR THE SAY-ON-PAY PROPOSAL

Why the Board recommends a vote FOR the say-on-pay proposal. The Board believes that our compensation policies and practices are effective in achieving the company's goals of:

- **Promoting accountability** for performance.
- **Rewarding** sustained financial and operating performance and withholding compensation when those objectives are not achieved.
- **Aligning** our executives' interests with those of our shareholders to create long-term value.
- **Attracting and motivating** executives to join GE and remain with us for long and productive careers.

Dear GE Shareholders,

Choosing the right leadership for GE is the Board's most important responsibility, and as the Management Development and Compensation Committee, we are committed to ensuring that GE's leadership team has the right talent, with compensation programs aligned to our strategy and pay aligned to performance and the creation of long-term shareholder value. We have taken a number of actions this year to reflect our focus on shareholder engagement, pay-for-performance and human capital.

SHAREHOLDER ENGAGEMENT AND FEEDBACK. Our 2019 say-on-pay vote at last year's annual meeting received 70.4% approval. We were not satisfied with this outcome and viewed it as an opportunity for improvement. During 2019, members of this committee and senior members of GE management expanded our direct outreach to shareholders, speaking with investors representing nearly half of our shares outstanding. The feedback we received has shaped our ongoing approach to compensation practices, as a result of which we:

- Will omit single-trigger change of control provisions from all future employment agreements for outside hires, including those who were hired in 2019 and 2020.
- Adopted a new peer group for benchmarking purposes.
- Refined our peer group for our PSU awards. Beginning in 2020, we will begin measuring GE's relative performance against the S&P 500 Industrial index, rather than the broader S&P 500 index, which we believe is more reflective of our company, our peers and how our investors measure our performance.

As we continue to review and refresh our compensation programs, we remain committed to gathering and incorporating shareholder feedback throughout the process.

INCENTIVIZING KEY PERFORMANCE MEASURES AND DELIVERING RESULTS. At the beginning of 2019, we set rigorous incentive goals for our executive team to focus them on the most critical areas of performance. Our annual bonuses for 2019 incentivized executives to improve free cash flow, Corporate level earnings per share (EPS) and, at the business level, earnings. Our long-term equity incentive plans, which are predominantly tied to multi-year performance objectives, incentivize results that will positively impact the GE stock price, including our plans to decrease leverage and improve operating performance. The majority of our named executives' pay is in the form of equity, aligning their interests with investors and incentivizing long-term shareholder value creation.

Our executives' compensation is tied to our investor outlook, and our 2019 results reflect the strength of these programs in producing outcomes. Free cash flow and adjusted earnings per share for the year both significantly exceeded our outlook for the year and the metrics under the Corporate bonus program. Though these results reflect significant progress, we still have substantial work to do.

Our 2018 and 2019 long-term incentive awards, including the PSU grant made to Larry Culp upon his appointment as CEO, remain outstanding. While 2019 was a year of significant progress, during which our stock price was up more than 50% for the year, final PSU payouts will depend upon our stock performance over a multi-year period, focusing our executives on sustained growth.

SELECTING A RELEVANT PEER GROUP. During 2019, we worked with our new management team to update our talent and compensation philosophy. As part of this effort, we have focused more rigorously on external benchmarking of compensation against a defined set of peers, and we developed and benchmarked against a new peer group, reflecting the sectors we are in, our increased focus on a few key industries, and the size and complexity of our organization.

BROADENING OUR PERFORMANCE EQUITY PROGRAM. We continued to shift the focus of our executive compensation programs away from cash and toward performance-based equity. In 2018, we began awarding long-term incentives entirely in equity to our top executives. In 2019, we realigned compensation more toward performance-based equity for a broader base of executives than in previous years. The broadening of our equity participation aligns the outcomes for a larger group of executives with that of shareholders. In addition, and perhaps more importantly, putting more of the incentive into equity is consistent with our strategy to restore GE to long-term sustainable performance and profitability.

RECRUITING AND RETAINING TALENT. Attracting and retaining top talent during a period of significant change was a key priority for us in 2019. As noted last year, to speed the execution of our strategic plan, during 2018 we recruited Larry Culp as GE's first external CEO in our long history. As a committee, we worked closely with Larry during the year as he sought to build out a new leadership team, including efforts to recruit a new CFO and CHRO from outside the company. Our new CFO, Carolina Dybeck Happe, joined the company in early March 2020. As a committee, we took a hands-on approach to the search, participating in candidate interviews and efforts to recruit Ms. Dybeck Happe, a proven global CFO with a superior track record of delivering results. Attracting top talent remains a key priority for us as

we seek to achieve the right mix of executives with fresh and objective outside perspectives while retaining other talented leaders who know the company well, to ensure that GE is best positioned for growth going forward.

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

Thomas Horton (Chairman)
Sébastien Bazin
Francisco D'Souza
Edward Garden
Paula Rosput Reynolds

Overview of Our Executive Compensation Program

Although the executive compensation discussion in this proxy statement focuses on the compensation decisions for our named executives—Larry Culp (Chairman & CEO), Jamie Miller (Former SVP, CFO), Kevin Cox (SVP, Chief Human Resources Officer), David Joyce (Vice Chairman, GE & CEO, Aviation), and Russell Stokes (SVP, GE & CEO, Power Portfolio) — our executive compensation programs apply

broadly across GE's employee ranks. For 2019, approximately 3,100 executives received equity incentives and participated in our annual cash bonus plan for executives. We strive to pay fair and competitive wages to all of our employees, considering the specific job markets in which they work and peer compensation.

Compensation Philosophy

This section describes the key elements the Compensation Committee considers when designing pay programs and making compensation decisions.

Align Metrics to Strategy	Our executive compensation programs seek to focus our leadership team on those key metrics that are critical drivers for executing on our strategy and achieving long-term sustainable growth. We foster a strong pay-for-performance culture by setting metrics in our incentive compensation plans that reflect our business plan, the operating framework for achieving it and the goals we communicate to investors. We set target performance levels that are challenging but reasonably achievable and are aligned with our strategy, which reflects our longer-term financial outlook. We set commensurately more challenging goals in association with above-target payouts.
Incentivize Short- and Long-Term Performance	The committee strives to provide an appropriate mix of compensation elements, including finding a balance between current and long-term compensation and between cash and equity incentive compensation. Cash payments primarily are aligned with and reward short-term performance, while equity awards encourage our named executives to deliver sustained strong results over multi-year performance periods, thereby encouraging strong performance, supporting our talent retention objectives and fostering alignment with investors. The committee believes that most of our named executives' compensation should be contingent on the company's long-term stock price performance. Consistent with this belief, the committee expects to deliver a greater percentage of our executive compensation in the form of equity, rather than cash, going forward.
Balance Between Overall Company and Business Unit Results	The committee believes that our named executives, as key members of the company's leadership team, share the responsibility to support GE's overall goals and performance. This compensation philosophy is most clearly reflected in our annual equity incentive grants, which tie our executives' pay to overall company performance. The committee believes that there should also be clear accountability for the performance of each executive's business. Since 2018, the committee has tied the annual cash bonus program for each top-tier business, as well as for each business's leader, to the individual business's results. Equity awards continue to incentivize our leaders to enhance GE's overall performance, regardless of whether they are at Corporate or in one of the businesses.
Apply Judgment Where Appropriate	Our compensation programs primarily focus on payouts that are tied to specific quantitative performance objectives. However, the committee retains the authority to exercise discretion, whether positive or negative, over our compensation programs. In some instances, the committee may make adjustments to reflect factors that are beyond the business's control, as it did when exercising a positive adjustment to the Aviation business's bonus pool for 2019, the metrics for which were adversely impacted by the grounding of the 737 MAX. In other instances, the committee may exercise negative discretion, as it did with the bonus pools for Corporate and Power Portfolio in 2019.
Protect Against Risks	Our compensation programs are balanced and focused on the long term so that our named executives can achieve appropriate compensation through consistent superior performance over sustained periods of time. In addition, our equity awards have specific holding and retention requirements for senior executives, which discourage excessive risk taking by ensuring that pay remains subject to our share price performance even after it is earned. The Compensation Committee retains discretion to adjust compensation pursuant to our clawback policy as well as for quality of performance and adherence to company values. See "Clawbacks and Other Remedies for Potential Misconduct" on page 52 for more information.

Primary Compensation Elements for 2019

The table below sets forth the primary elements of our executive compensation programs.

2019 COMPENSATION FRAMEWORK: PRIMARY ELEMENTS

	SALARY	BONUS	PSUs	OPTIONS	RSUs
What is incentivized	Attract and retain top talent	Deliver on annual investor framework	Outperform peers	Increase stock price	Balance against excessive risk taking
Performance period	Ongoing	Annual	3-year performance period	Generally 3-year vesting period	
Performance measures		• EPS and Free Cash Flow (Corporate) • Earnings and Free Cash Flow (business levels) • Individual performance	GE TSR v. S&P 500*	Stock price appreciation	
CEO target pay mix	12%	17%	71%	0%	0%
Average other NEO target pay mix	18%	23%	39%	18%	8%

* Except PSUs granted to Vice Chairman and CEO, Aviation, David Joyce in 2019, 60% of which are tied to Aviation business goals.

Peer Group and Benchmarking

DETERMINING OUR PEER GROUP. In 2019, our Compensation Committee adopted a peer group for compensation benchmarking purposes. Historically, the committee considered compensation at Dow 30 and Fortune 250 companies in setting compensation, but did not have a formal peer group. The committee anticipates reviewing this peer group on an annual basis and making changes as needed to align to the company's strategy and the committee's established criteria for inclusion in the peer group.

In determining the peer group, the Compensation Committee considered the following factors:

• Industry – companies operating in similar or comparable industry spaces and with comparable operational scope

• Size – companies that are comparable to GE in terms of revenues, market capitalization and number of employees (GE was in the top quartile in terms of revenues and third quartile in terms of market capitalization as of the reference date when the peer group was determined)

• Investment Peers – U.S. public companies whose performance was monitored regularly by the same market analysts who monitor GE

PEER COMPANIES

3M	Deere	Honeywell	Lockheed Martin
Abbott Laboratories	DowDuPont	HP	Medtronic
Boeing	Exxon Mobil	IBM	Northrup Grumman
Caterpillar	Ford	Intel	United Parcel Service
Chevron	General Dynamics	Johnson Controls	United Technologies
Cisco	General Motors	Johnson & Johnson	

HOW WE USE THE PEER GROUP. The Compensation Committee uses the peer group to assess the pay level of our executives, pay mix, compensation program design and pay practices. The group is also used as a reference point when assessing individual pay, though pay decisions are also impacted by internal equity, retention considerations, succession planning and internal GE dynamics.

How Our Incentive Compensation Plans Paid Out for 2019

This section provides an overview of how GE performed against the goals established under its 2019 annual bonus program. See "Compensation Actions for 2019" on page 35 for amounts paid to the named executives as well as how we assessed their individual performance.

2019 Annual Bonuses

We provide annual cash incentive opportunities to our named executives under GE's Annual Executive Incentive Plan (AEIP). Awards granted under the AEIP are designed to drive company and business unit performance (for the relevant business unit executives). When determining the actual annual incentive award payable to each executive officer, the Compensation Committee first considers the actual performance achieved relative to pre-established targets that were approved by the committee at the beginning of the performance period to determine the AEIP pool funding. The committee has the authority to apply discretion based on the quality of the results and adjust the AEIP pool payout level, if warranted. Individual awards are further modified up or down based on performance against individual objectives.

METRICS FOR THE ANNUAL BONUS POOL. Since 2018, payout metrics for the annual bonus program have been determined for our Corporate named executives based upon two metrics—adjusted earnings per share and free cash flow—and payout metrics for each business unit have based primarily on two metrics that were tailored

to the business unit—generally free cash flow and earnings. For our Corporate named executives, the bonus pool performance metrics for 2019 continued to be based upon company-wide results. For 2020, we expect that half of the bonus pool will be determined based upon free cash flow, while the other half will be determined (at Corporate and for each business) based upon organic margin expansion and organic revenue growth, rather than earnings or earnings per share, as these metrics are more reflective of how the businesses are managed.

HOW THE BONUS PROGRAM WORKS. We pay cash bonuses to our named executives each February or March for the prior year. All employees at the executive-band level and above within GE are eligible to participate in the annual bonus program. For our named executives, target bonuses are typically set at 100-150% of salary (Mr. Cox's annual bonus target is set at 200% of salary, per his employment agreement). At the beginning of the year, the Compensation Committee sets the performance goals for each bonus pool. Separate bonus pools are set up for employees at Corporate (using company-wide metrics) and each of the businesses (using metrics specific to that business). The committee may set additional metrics or criteria for individuals at different levels of seniority.

In January or February following the performance period, the Compensation Committee assesses performance against the metrics for the prior year to determine the payout level for each business's bonus pool, including whether positive or negative discretion should be applied. Once the bonus pool is determined, payments are made at the individual level, with adjustments made as warranted by managers within the businesses based upon the eligible individual's performance. For the CEO and his direct reports, this assessment is done by the Compensation Committee.

The chart below sets forth how the company, Aviation and Power Portfolio businesses performed relative to the targets under the AEIP for the 2019 performance period.

(in $ millions, other than per share amounts)	AEIP POOL PERFORMANCE METRICS	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (150%)	WEIGHT	RESULT	BONUS POOL PAYOUT	
GE Corporate (Culp, Miller, and Cox)	**Adjusted Earnings Per Share*†**	$0.40	$0.50	$0.65 / $0.60	50%	**Maximum**	130% (Adjusted downward from 150%)	● **Payout at 130% for CEO & his direct reports**
	Free Cash Flow*	($2,500)	($1,500)	$2,322 / $750	50%	**Maximum**		
Aviation (Joyce)	**Earnings**	$6,600	$6,820 / $6,900	$7,125	50%	**Below Target**	118% (Adjusted upward from 79%)	● **Adjustment to above target due to strong performance, despite 737 MAX impact**
	Free Cash Flow*	$4,415 / $4,200	$4,700	$5,200	50%	**Below Target**		
Power Portfolio (Stokes)	**Earnings**	**	** **	**	50%	**Above Target**	135% (Adjusted downward from 140%)	● **Strong performance, but adjusted downward to reflect benefits from one-time items**
	Free Cash Flow*	**	**	** **	50%	**Maximum**		

*   Non-GAAP financial measures. For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 53.

** The company does not report earnings or free cash flow metrics at the sub-segment level for Power Portfolio. Target performance levels were challenging, but achievable with good performance, and maximum performance levels represented stretch performance.

†   Represents final metrics that were adjusted to reflect the deconsolidation of Baker Hughes Company on September 16, 2019, after GE sold its controlling interest in the company. Prior to adjustment, the threshold, target and maximum values for the Corporate Adjusted Earnings Per Share pool were $0.45, $0.55 and $0.65, respectively. See "Modifications to Performance Metrics" on the next page.

MODIFICATIONS TO PERFORMANCE METRICS. The Compensation Committee maintains authority to adjust performance metrics under the bonus program. The only adjustment to the metrics for the bonus program during 2019 were made to the metrics for the Corporate Adjusted Earnings Per Share pool, which were originally set at $0.45, $0.55 and $0.65 per share for threshold, target and maximum, respectively. Following the sale of GE's controlling interest in Baker Hughes Company on September 16, 2019, and the deconsolidation of Baker Hughes from GE's results, each of these values was lowered by $0.05 per share, as shown above, reflecting the value that had been anticipated for Baker Hughes' results. No adjustment was made to the free cash flow metrics for the Corporate pool as a result of the Baker Hughes deconsolidation. The Compensation Committee made this adjustment to align with GE's reported results and the updated investor framework.

How We Evaluated Business Performance and Allocated the Bonus Pool

CORPORATE. For our Corporate named executives—Mr. Culp, Ms. Miller and Mr. Cox—bonuses were evaluated based upon the achievement of performance goals for the company as a whole. Overall company results were significantly stronger for 2019 than originally anticipated at the beginning of the year, exceeding expectations for both free cash flow and adjusted earnings per share. Under the metrics for the bonus plan, each of these factors would have paid out at the maximum end of the range, for a total payout at 150% of target. However, Mr. Culp proposed, and the committee agreed, to exercise discretion in adjusting the pool downward for Mr. Culp and his direct reports to 130% of target, in recognition that although the company had performed better than expected, it was in the context of a difficult turnaround for investors that is continuing. Following the allocation of the bonus pool, the committee reviewed Mr. Culp's recommendations on the individual performance factor for each of his direct reports, and separately reviewed Mr. Culp's performance, and assessed bonuses accordingly.

AVIATION. Mr. Joyce's performance was based upon the Aviation business, for which he is the CEO. The Aviation business performed strongly in 2019, notwithstanding the pressures on the business from the grounding of the Boeing 737 MAX by global regulatory authorities, which began in March 2019. Aviation develops, produces and sells LEAP aircraft engines through CFM International, a company jointly owned by GE and Safran Aircraft Engines. The LEAP-1B engine is the exclusive engine for the Boeing 737 MAX. In the absence of the 737 MAX grounding, we anticipate that the Aviation business's free cash flow would have been in excess of the maximum under the bonus plan, and the Compensation Committee made an upward adjustment to reflect this and other less significant factors, although these other factors did not impact the final funding amount. No adjustment was made for the earnings metric under the bonus plan. As a result, the Aviation bonus pool payout level was set at 118%.

POWER PORTFOLIO. Mr. Stokes' performance was based upon the Power Portfolio business, for which he is the CEO. In this position, Mr. Stokes oversees GE's Steam, Power Conversion and Nuclear businesses. At the beginning of 2019, we anticipated that the Power Portfolio businesses in the aggregate would experience negative free cash flow and earnings as each of the businesses worked through a turnaround and a challenging business environment. Under Mr. Stokes' leadership, Power Portfolio performed significantly better than anticipated, driving cost-out improvements, higher quality and delivery performance. As a result, Power Portfolio's negative use of cash for the free cash flow metric was significantly lower than expected, resulting in funding at the maximum end of the range. Power Portfolio's earnings, while negative, resulted in a lower loss than expected, for funding between target and maximum levels. Notwithstanding these results, Mr. Culp proposed, and the committee agreed, to exercise discretion in adjusting the bonus pool down from a payout level of 140% to 135% to account for certain one-time, non-operational factors that positively impacted results, including legal settlements.

Compensation Actions for 2019

Aligning CEO Pay with Investor Expectations

Larry Culp

CHAIRMAN & CEO



Age: 56
Education: Washington College; MBA, Harvard Business School
GE Tenure: 1 Year

PERFORMANCE ASSESSMENT. As the Chairman & CEO, Mr. Culp plays a central role in shaping the company's strategy, establishing the framework against which performance is measured, and delivering on that performance. In setting Mr. Culp's compensation, the Compensation Committee recognized that he made a significant step forward in GE's multi-year transformation. Performance results exceeded external guidance and GE's stock appreciated over 50% during 2019. Mr. Culp has improved GE's financial position, significantly reducing GE's Industrial leverage. He has made progress in strengthening the business by instituting a new operating rhythm and adopting a more disciplined approach to managing by employing lean management principles. Mr. Culp has bolstered his leadership team through strategic hiring of external talent in key roles and reassigning of internal talent. For his strong performance and solid progress during 2019 to reset the company, the committee awarded Mr. Culp a bonus of $5,600,000.



2019 EARNED COMPENSATION
BASE SALARY $2.5 million paid in 2019
ANNUAL BONUS $5.6 million paid for 2019 (equal to 130% funding for Corporate, with an individual performance rating of 115%, based on a target at 150% of salary)

2019 GRANTED COMPENSATION
PSUs $15.5 million grant date fair value

AT-RISK 89%

CEO Pay Structure

- **Salary.** Upon his appointment as CEO, Mr. Culp's salary was set at $2,500,000 under his employment agreement. In setting his salary, the Compensation Committee took into consideration the fact that Mr. Culp had 14 years of experience as a highly successful public company CEO prior to joining GE and the importance of attracting Mr. Culp to the role. At the time of his appointment in September 2018, Mr. Culp had been serving as a director since April 2018 and GE's lead director since June 2018.

- **Bonus.** Mr. Culp's bonus target is set at 150% of salary. Mr. Culp's bonus target reflects the committee's belief that the majority of Mr. Culp's cash-based compensation should be contingent on performance.

- **Annual equity awards.** Under the terms of his employment agreement, Mr. Culp was guaranteed an annual equity grant, solely in the form of PSUs, with a grant date fair value of $15 million beginning in 2019, and to be awarded on the same terms as the PSUs granted to the company's other senior executives. Mr. Culp was granted a PSU award in March 2019 with a grant date fair value of $15.5 million, consistent with his employment agreement, and the final determination of how many shares will be earned, if any, will be based upon GE's relative total shareholder return versus the S&P 500 for the period from the grant date of March 19, 2019 through December 31, 2021. For more information on the PSUs awarded in March 2019, see "Performance Share Units – 2019 PSUs" on page 40.

- **2018 PSU inducement grant.** As an inducement to Mr. Culp to accept the role as Chairman and CEO in 2018, he was granted a one-time award of PSUs that will pay out as a number of GE shares if the company's stock price appreciates significantly during the four-year performance period between October 1, 2018 and September 30, 2022. Achievement of the performance goal will be measured against a baseline price of $12.40, with the number of shares to be delivered based upon the highest average closing price of the company's stock for any 30 consecutive trading days during the performance period, as follows: (i) threshold at $18.60 (2.5 million shares), (ii) target at $24.80 (5.0 million shares) and (iii) maximum at $31.00 (7.5 million shares). As of December 31, 2019, the performance criteria for a threshold payout of these PSUs was not met.

No shares will be awarded if the threshold 50% appreciation level is not met, and if the 30 consecutive trading day average GE closing price is between the threshold, target and maximum levels, a proportionate number of shares between those levels will be earned. The inducement award will be adjusted to also factor in the performance of any businesses that are spun off to GE investors (such as Wabtec) and for any extraordinary dividends.

Compensation for Our Other Named Executives

Jamie Miller



Age: 51
Education: Miami University
GE Tenure: 14 Years

PRIOR ROLES Former Senior Vice President, CFO (November 2017-February 2020); former President & CEO, GE Transportation (2015-2017); former Chief Information Officer, GE (2013-2015); former Controller, GE (2008-2013)

PERFORMANCE ASSESSMENT Ms. Miller played a key role in re-establishing investor credibility through the achievement of GE's financial goals, execution of improved operating rhythms and significant action to de-lever and reduce financial risk. In addition to her efforts to support the evolution of the company's strategy, she led GE Capital for a portion of 2019, enabling that business to outperform its financial plan. Talent was an additional focal point for Ms. Miller during 2019. She strengthened the Finance organization with a combination of strategic external hires and internal moves, preparing the organization to successfully transition to GE's new CFO. Based on her contributions, the committee applied an individual performance factor of 105%.



AT-RISK 82%

2019 EARNED COMPENSATION

BASE SALARY $1.45 million (remained flat; last increase effective upon promotion to CFO in November 2017)

ANNUAL BONUS $2.0 million (equal to 130% funding for Corporate, with an individual performance rating of 105%, based on target at 100% of salary)

2019 GRANTED COMPENSATION

EQUITY GRANT $4.6 million grant date fair value, approximately 50% as PSUs, 30% as stock options and 20% as RSUs

Kevin Cox



Age: 56
Education: Marshall University; M.A., Labor & Industrial Relations, Michigan State University
GE Tenure: 1 Year

CURRENT AND PRIOR ROLES Senior Vice President, Chief Human Resources Officer (since February 2019); former Executive Vice President, Human Resources, American Express (2005-2019); former Executive Vice President, Pepsi Bottling Group (2004-2005); Senior Vice President, Chief Personnel Officer, Pepsi Bottling Group (1998-2004); Senior Vice President, Human Resources, Pepsi-Cola Bottling Company (1997-1998)

PERFORMANCE ASSESSMENT During his first year as Chief Human Resources Officer, Mr. Cox was instrumental in establishing a comprehensive plan to support GE's cultural transformation. During 2019, the focus has been the acquisition of talent in key leadership roles, the evolution of GE's executive compensation philosophy to increase alignment to strategic initiatives and shareholder value creation, and partnership with the CEO in creating a new culture for GE. In recognition of his strong first year, the committee applied an individual performance factor of 115%.



AT-RISK 83%

2019 EARNED COMPENSATION

HIRING BONUS $1.5 million (pursuant to employment agreement)

BASE SALARY $850,000 paid in 2019 (for partial year service, based on $1.0 million annual salary)

ANNUAL BONUS $3.0 million (equal to 130% funding for Corporate, with an individual performance rating of 115%, based on target at 200% of salary)

2019 GRANTED COMPENSATION

NEW HIRE EQUITY GRANT $5.0 million grant date fair value stock option grant (reflecting value forfeited by leaving his prior employer)

EQUITY AWARDS $3.0 million grant date fair value, approximately 50% as PSUs, 30% as stock options and 20% as RSUs

COMPENSATION

David Joyce



Age: 63
Education: Michigan State; M.A. Finance, Xavier University
GE Tenure: 39 Years

CURRENT AND PRIOR ROLES Vice Chairman, GE and President & CEO, Aviation (since 2008), leader for GE Additive; previously vice president and general manager of commercial engines and held other GM positions within Aviation

PERFORMANCE ASSESSMENT Mr. Joyce delivered a strong year in the face of unforeseen challenges with the grounding of the Boeing 737 MAX and the bankruptcy of several large customers. In his role as Vice Chairman, his leadership has made an impact on refocusing the mission of the Global Research Center and growing the Additive business in terms of orders, revenue and market share. Mr. Joyce's 2019 bonus reflects the committee's approval of a base salary increase and an increase to his bonus target in September 2019. Mr. Joyce received a score of 118% for Aviation's business performance and the committee applied an individual performance factor of 105%.



AT-RISK 88%

2019 EARNED COMPENSATION

BASE SALARY $1.83 million paid in 2019 (with salary increase from $1.75 million to $2.0 million effective in September 2019)

ANNUAL BONUS $3.1 million (equal to 118% funding for the Aviation business, with an individual performance rating of 105%, based on target set at 125% of base salary)

2019 GRANTED COMPENSATION

EQUITY AWARDS $9.8 million grant date fair value, consisting entirely of PSU award, underlying metrics based on Aviation performance (60%) and relative GE total shareholder return (40%) ... no further equity awards expected prior to retirement*

*   Certain elements of this PSU award are subject to valuation and reporting in future years.

Russell Stokes



Age: 48
Education: Cleveland State University
GE Tenure: 23 Years

CURRENT AND PRIOR ROLES Senior Vice President, GE & President and CEO, Power Portfolio (since November 2018); former Senior Vice President, GE & President and CEO, GE Power (2017-2018); former President & CEO, GE Energy Connections (2015-2017); former President & CEO, GE Transportation (2013-2015)

PERFORMANCE ASSESSMENT In his role as CEO of Power Portfolio, Mr. Stokes leads three distinct businesses (Steam, Power Conversion and Nuclear). Each business exceeded the financial targets that were set by the Compensation Committee, but in light of the fact that certain targets were assisted by one-time, non-operational events (such as legal settlements), the committee applied negative discretion to the overall score, reducing it from 140% to 135%. Mr. Stokes led the ongoing simplification of operations for each business, including restructuring to allow better focus on customers. In recognition of these business results and the steps he took to reset the Power Portfolio businesses, the committee applied an individual performance factor of 105%.



AT-RISK 80%

2019 EARNED COMPENSATION

BASE SALARY $1.4 million paid in 2019 (remained flat)

ANNUAL BONUS $2.0 million (equal to 135% funding for Power Portfolio, with an individual performance rating of 105%, based on target at 100% of salary)

2019 GRANTED COMPENSATION

EQUITY AWARDS $3.6 million grant data fair value, approximately 50% as PSUs, 30% as stock options and 20% as RSUs

Summary Compensation

Summary Compensation Table

NAME & PRINCIPAL POSITION	YEAR	SALARY	BONUS	PSUs & RSUs	STOCK OPTIONS	PENSION & DEFERRED COMP.	ALL OTHER COMP.	SEC TOTAL
Larry Culp* Chairman & CEO	2019	$2,500,000	$5,600,000	$15,465,000	$ 0	$ 969,188	$ 19,600	$24,553,788
	2018	$ 625,000	$ 937,500	$13,740,000	$ 0	$ 86,662	$ 9,665	$15,398,827
Jamie Miller Former SVP & CFO	2019	$1,450,000	$2,000,000	$ 3,236,850	$1,350,030	$2,352,445	$ 80,835	$10,470,160
	2018	$1,450,000	$1,160,000	$ 4,334,060	$ 0	$ 0	$ 457,618	$ 7,401,678
	2017	$1,335,417	$ 0	$ 1,810,930	$ 519,000	$1,154,778	$ 237,736	$ 5,057,861
Kevin Cox* SVP & Chief Human Resources Officer	2019	$ 850,000	$4,500,000**	$ 2,157,900	$5,926,352	$ 392,977	$ 8,400	$13,835,629
David Joyce Vice Chair & CEO Aviation	2019	$1,833,333	$3,100,000	$ 9,795,012	$ 0	$8,752,613	$ 365,464	$23,846,422
	2018	$1,550,000	$2,415,000	$ 3,382,585	$ 0	$ 0	$ 175,146	$ 7,522,731
	2017	$1,450,000	$1,385,000	$ 695,240	$ 692,000	$ 673,996	$ 264,930	$ 5,161,166
Russell Stokes* SVP, GE & CEO, Power Portfolio	2019	$1,400,000	$2,000,000	$ 2,517,550	$1,050,019	$3,494,084	$ 54,769	$10,516,422

* Mr. Culp was first employed by the company in 2018, and Mr. Cox was first employed by the company in 2019. Under applicable SEC rules, we have excluded Mr. Stokes' compensation for 2017 and 2018 as he was not a named executive during those years.

** Includes $1.5 million signing bonus for Mr. Cox, pursuant to his employment agreement.

SALARY. Base salaries for our named executives depend on the scope of their responsibilities, their leadership skills and values, and their performance and length of service. Salary increases for senior executives are assessed on a case-by-case basis, and are no longer subject to automatic review for potential increases every 24 months. The amount of any increase is affected by current salary and amounts paid to peers within and outside the company. Each of the named executives contributed a portion of his or her salary to the GE Retirement Savings Plan (RSP), the company's 401(k) savings plan.

BONUS. Amounts earned under our annual cash bonus program and, in the case of Mr. Cox, who joined the company in February 2019, for a $1.5 million signing bonus. See "How the Bonus Program Works" on page 33 for additional information on the annual bonus program.

PSUs & RSUs. Aggregate grant date fair value of stock awards in the form of PSUs and RSUs granted in the years shown, other than for 2017, during which only RSUs (and no PSUs) were granted. Generally, the aggregate grant date fair value is the amount that the company expects to expense for accounting purposes over the award's vesting schedule and does not correspond to the actual value that the named executives will realize from the award. In particular, the actual value of PSUs received is different from the accounting expense because it depends on performance. In accordance with SEC rules, the aggregate grant date fair value of the PSUs is calculated based on the most probable outcome of the performance conditions as of the grant date. In the case of Mr. Joyce, due to the fact that certain portions of his PSU award granted in 2019 are tied to performance goals for the Aviation business that will be determined by the Compensation Committee in 2020 and 2021, no value was estimable for that portion of the PSU award at the time of grant, and, in accordance with SEC rules, a fair value for those awards will be disclosed in future years once the targets are known and the value is estimable. Assuming a maximum payout, the tranches with an estimable value for the PSUs awarded to Mr. Joyce in 2019 would have had a value of $12,058,260 as of December 31, 2019.

STOCK OPTIONS. Aggregate grant date fair value of option awards granted in the years shown. These amounts reflect the company's accounting expense and do not correspond to the actual value that the named executives will realize. For information on the assumptions used in valuing a particular year's grant, see the note on Share-Based Compensation in GE's financial statements in our annual report on Form 10-K. See the Long-Term Incentive Compensation Table on page 40 for additional information on 2019 grants.

PENSION & DEFERRED COMP. Sum of the change in pension value and above-market earnings on nonqualified deferred compensation, which break down as shown in the following table.

NAME	CHANGE IN PENSION VALUE	ABOVE-MARKET EARNINGS
Culp	$ 969,188	$ 0
Miller	$ 2,352,445	$ 0
Cox	$ 392,977	$ 0
Joyce	$8,752,613	$ 0
Stokes	$3,491,762	$ 2,322

Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions as well as increases in service, age and compensation. See "Pension Benefits" on page 46 for additional information, including the present value assumptions used in this calculation. Above-market earnings represent the difference between market interest rates calculated under SEC rules and the 6% to 14% interest contingently credited by the company on salary that the named executives deferred under various executive deferred salary programs in effect between 1991 and 2019. See "Deferred Compensation" on page 45 for additional information.

ALL OTHER COMP. We provide our named executives with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2019, minus any reimbursements by the named executives, are shown in the table below.

NAME	LIFE INSURANCE PREMIUMS	RETIREMENT SAVINGS PLAN	FINANCIAL & TAX PLANNING	OTHER	TOTAL
Culp	N/A	$19,600	$ 0	$ 0	$ 19,600
Miller	$ 61,035	$ 9,800	$ 5,730	$ 4,270	$ 80,835
Cox	N/A	$ 8,400	$ 0	$ 0	$ 8,400
Joyce	$351,009	$ 9,800	$ 0	$ 4,655	$ 365,464
Stokes	$ 41,869	$ 9,800	$ 0	$ 3,100	$ 54,769

LIFE INSURANCE PREMIUMS. Taxable payments to cover premiums for universal life insurance policies they own. These policies include: (1) Executive Life, which provides universal life insurance policies for the indicated named executives totaling $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the indicated named executives with coverage of 2X their annual pay (salary + most recent bonus). As of January 1, 2018, these plans were closed to new employees and employees who were not already employed at the relevant band level, including Messrs. Culp and Cox.

RETIREMENT SAVINGS PLAN. For Ms. Miller and Messrs. Joyce and Stokes, represents GE's matching contributions to the named executives' RSP accounts equaling 3.5% of eligible pay, up to the caps imposed under IRS rules. Messrs. Culp and Cox are eligible for matching contributions equaling 4% of eligible pay, and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules.

FINANCIAL & TAX PLANNING. Expenses for the use of advisors for financial, estate and tax preparation and planning, and investment analysis and advice.

OTHER. Total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of personal benefits for the named executive (except as otherwise described in this section). These other benefits included items such as: (1) car service fees; (2) an annual physical examination; and (3) incremental costs associated with travel by guests accompanying the executive on business travel on company leased aircraft, such as for catering. Our named executives are permitted to use aircraft that is leased by the company for personal use, but, to the extent the named executives engaged in such use during 2019, all such use was reimbursed to the company at rates sufficient to cover the variable costs associated with those flights, other than certain incremental costs as noted above and reported under this item. In addition, the company engages in certain sponsorships and purchases tickets to sporting events in advance for the purposes of customer entertainment. Occasionally, tickets from sponsorship agreements or unused tickets purchased for customer entertainment are made available for personal use by the named executives or other employees. These tickets typically result in no incremental cost to the company. To the extent that incremental costs were incurred by the company in 2019 in connection with personal attendance at any events by the named executives or their guests, such costs were reimbursed.

SEC TOTAL. Total compensation, as determined under SEC rules.

Long-Term Incentive Compensation

Overview of Long-Term Incentive Compensation

In recent years, our senior leaders have received a mix of long-term incentive compensation awards: Performance Share Units (PSUs), Restricted Stock Units (RSUs) and stock options. Long-term incentive compensation for our current CEO, Mr. Culp, consists solely of PSUs, and in 2019 David Joyce, Vice Chairman and CEO, Aviation, also only received PSUs as part of his long-term incentive compensation.

Annual Equity Incentive Awards

OUR CEO'S LONG-TERM INCENTIVE AWARDS ARE ENTIRELY PERFORMANCE-BASED. Since he was hired in 2018, all of Mr. Culp's equity awards have been in the form of PSUs, as agreed in his employment agreement. By granting Mr. Culp PSUs, the committee has put more of Mr. Culp's compensation at-risk, providing him with increased incentive to drive longer-term improvements in the business. In recent years, we have expanded the number of senior leaders receiving PSU awards to drive greater alignment among these executives with shareholders.

HOW WE DETERMINE AWARD AMOUNTS. In determining award amounts, the committee evaluates each executive's overall compensation relative to the market for similar talent, the mix of cash versus equity as a percentage of the executive's overall compensation, the executive's expected future contribution to the success of the company and the retentive value of such awards. In 2019, our annual equity incentive awards for senior executives other than Mr. Culp and Mr. Joyce (who only received PSUs) were targeted to be weighted, based on approximate accounting value, approximately 50% as PSUs, 30% as stock options and 20% as RSUs.

WHY WE USE STOCK OPTIONS AND RSUs. We believe that stock options and RSUs are a means to effectively focus our named executives on delivering long-term value to our shareholders. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date, and RSUs reward and retain the named executives by offering them the opportunity to receive GE stock if they are still employed by us on the date the restrictions lapse.

WHY WE USE PSUs. We see PSUs as a means to focus our named executives on particular goals, including long-term operating goals. PSUs have formulaically determined payouts that convert into shares of GE stock only if the company achieves specified performance goals. See the Outstanding Equity Awards Table on page 42 for information regarding the performance conditions for outstanding PSUs.

Long-Term Incentive Compensation Table

The following table — also known as the Grants of Plan-Based Awards Table — shows PSUs, RSUs and stock options granted to our named executives in 2019. Each of these awards was approved under the 2007 Long-Term Incentive Plan, a plan that shareholders approved in 2007, 2012 and 2017.

NAME	GRANT DATE	AWARD TYPE	ESTIMATED FUTURE PAYOUTS UNDER PERFORMANCE SHARE UNITS (#)			RESTRICTED STOCK UNITS (#)	STOCK OPTIONS (#)	STOCK OPTION EXERCISE PRICE	GRANT DATE FAIR VALUE OF AWARDS
			THRESHOLD	TARGET	MAXIMUM				
Culp	3/19/2019	Annual Equity	375,000	1,500,000	2,625,000				$15,465,000
Miller	3/19/2019	Annual Equity					380,290	$10.19	$ 1,350,030
	3/19/2019	Annual Equity				90,000			$ 917,100
	3/19/2019	Annual Equity	56,250	225,000	393,750				$ 2,319,750
Cox	2/25/2019	New Hire					1,404,000	$10.40	$ 5,026,320
	3/19/2019	Annual Equity					253,530	$10.19	$ 900,032
	3/19/2019	Annual Equity				60,000			$ 611,400
	3/19/2019	Annual Equity	37,500	150,000	262,500				$ 1,546,500
Joyce*	12/23/2019	Annual Equity	75,000	900,000	1,500,000				$ 9,795,012
Stokes	3/19/2019	Annual Equity					295,780	$10.19	$ 1,050,019
	3/19/2019	Annual Equity				70,000			$ 713,300
	3/19/2019	Annual Equity	43,750	175,000	306,250				$ 1,804,250

*   For Mr. Joyce, due to the fact that two tranches of his PSU award (each with a target of 300,000 shares) will have metrics that are tied to Aviation performance targets that were not known at the time of grant, the grant date fair value of these tranches was not estimable at that time, and will be reported in future years. The threshold, target and maximum number of PSUs that could be earned including these PSUs was 75,000, 1,500,000 and 2,400,000, respectively.

PERFORMANCE SHARE UNITS.

2019 PSUs. The named executives, other than Mr. Joyce, were granted PSUs in 2019 that could convert into shares of GE stock at the end of the approximately three-year performance period based on GE's Total Shareholder Return (TSR) versus the S&P 500, from the beginning of the performance period of March 19, 2019 through December 31, 2021. The 2019 PSUs are eligible to be earned as follows (with proportional adjustment for performance between threshold, target and maximum):

			(2019-2021)		
PERFORMANCE GOAL	HOW MEASURED	WEIGHTING	THRESHOLD EARN 25%	TARGET EARN 100%	MAXIMUM EARN 175%
Relative TSR*	Cumulative GE TSR vs. S&P 500	100%	35th percentile	55th percentile	80th percentile

*   The Compensation Committee has the authority to adjust this metric for extraordinary items.

Performance below threshold results in no PSUs being earned. The named executives may receive between 0% and 175% of the target number of PSUs granted. Dividend equivalents are paid out only on shares actually received.

JOYCE 2019 PSUs. The PSUs granted to Mr. Joyce in 2019 are based upon two sets of metrics—60% of the award is based upon the metrics that are used to determine the Aviation annual bonus pool, and 40% of the award is based upon GE's TSR versus the S&P 500. At target, Mr. Joyce is eligible to receive 1,500,000 shares of GE stock, but the final number of shares to be awarded will be determined based upon performance against these metrics and satisfaction of the continued service requirement. Mr. Joyce is retirement eligible, and we do not expect to make him another equity grant prior to retirement.

- **GE TSR performance metric.** The PSUs delivered based upon GE TSR v. the S&P 500 will be assessed on the same terms as

those granted to the other senior executives in 2019, and have a performance period from March 19, 2019 to December 31, 2021.

- **Aviation performance metrics.** The PSUs delivered based upon Aviation business's performance are assessed in three annual tranches for 2019, 2020 and 2021. Each tranche has a target of 300,000 shares, but that amount will be multiplied (either up or down) based upon the funding of the Aviation bonus pool for the applicable year. For example, based upon the funding of the Aviation business's bonus pool at 118% for 2019, Mr. Joyce will be eligible to receive 354,000 shares of the 2019 tranche if he satisfies the separate continued service requirement described below.

- **Continued service requirement.** Mr. Joyce is eligible to receive half of the 2019 PSU award if he remains employed through December 31, 2020, and the remaining half if he remains employed through December 31, 2021, as further described below.

		2019 TRANCHE	2020 TRANCHE	2021 TRANCHE
Aviation PSUs	Shares earned at target	300,000	300,000	300,000
	Performance measure	← Annual Aviation bonus metrics →		
	Anticipated payout (subject to remaining through vesting date)	354,000 (based on 118% funding)	TBD	TBD
	Performance period	1/1/2019 – 12/31/2019	1/1/2020 – 12/31/2020	1/1/2021 – 12/31/2021
	Vesting date	12/31/2020	12/31/2020	12/31/2021

		THRESHOLD	TARGET	MAXIMUM
GE TSR v. S&P 500 PSUs	Relative GE TSR v. S&P 500	35th percentile	55th percentile	80th percentile
	Shares earned	150,000 (25%)	600,000 (100%)	1,050,000 (175%)
	Performance period	3/19/2019 – 12/31/2021		
	Vesting date	25% if employed to 12/31/2020 / Remaining 75% if employed to 12/31/2021		

RESTRICTED STOCK UNITS. The number of RSUs granted in 2019 will vest in two equal installments on the second and third anniversary of the grant date. Dividend equivalents are paid out only on shares actually received.

STOCK OPTIONS. The number of stock options granted in 2019, which, for all annual equity awards, will vest in two equal tranches on the second and third anniversary of the grant date. However, for Mr. Cox, his new hire stock option award will vest in three equal annual installments, with the first installment (33%) becoming exercisable one year from the grant date. See the Outstanding Equity Awards Table below and "Potential Termination Payments" on page 48 for information on accelerated vesting for retirement-eligible awards.

STOCK OPTION EXERCISE PRICE. Stock option exercise prices reflect the closing price of GE stock on the grant date.

GRANT DATE FAIR VALUE OF AWARDS. Generally, the aggregate grant date fair value is the amount that the company expects to expense in its financial statements over the award's vesting schedule.

- **For stock options**, fair value is calculated using the Black-Scholes value of each option on the grant date (resulting in a $3.55 per unit value for the March 2019 stock option grants, and $3.58 per unit value for the new hire stock option grant to Mr. Cox in February 2019).

- **For RSUs**, fair value is calculated based on the closing price of the company's stock on the grant date, reduced by the present value of dividends expected to be paid on GE common stock before the RSUs

vest (resulting in a $10.19 per unit value for the March 2019 grants) because dividend equivalents on unvested RSUs are accrued and paid out only if and when the award vests.

- **For PSUs**, the actual value of units received will depend on the company's performance, as described above. Fair value is calculated by multiplying the per unit value of the award ($10.31 for the March 2019 grants and an average of $11.54 for those portions of Mr. Joyce's PSU grant that were estimable as of the grant date) by the number of units at target. The per unit value is based on the closing price of the company's stock on the grant date, adjusted to reflect the probability of achieving the performance conditions, using a Monte Carlo simulation that includes multiple inputs such as stock price, performance period, volatility and dividend yield. For Mr. Joyce's awards, due to the fact that the performance conditions for those parts of the award that are tied to Aviation's performance (representing 300,000 shares at target in each of 2020 and 2021) will be determined by the Compensation Committee in future periods, a grant date fair value is not estimable as of the grant date and will be known and reported in future periods.

2018 PSUs. The PSUs granted to the named executives in 2018 (including Mr. Joyce, but excluding the PSU awards granted to Mr. Culp) had similar terms to those that were granted to all executives other than Mr. Joyce in 2019, with an approximately three-year performance period based on GE's TSR versus the S&P 500, except that the performance period for the 2018 PSUs runs from February 26, 2018 through December 31, 2020. No PSUs were granted in 2017.

Outstanding Equity Awards Table

The following table — also known as the Outstanding Equity Awards at Fiscal Year-End Table — shows the named executives' stock and option grants as of year-end. It includes unexercised stock options (vested and unvested) and RSUs and PSUs for which vesting conditions were not yet satisfied as of December 31, 2019.

OUTSTANDING EQUITY AWARDS TABLE

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE	MARKET VALUE	VESTING SCHEDULE
Culp	12/31/2018	PSUs	5,000,000				$ 55,800,000	100% on 9/30/2022, subject to performance
	3/19/2019	PSUs	1,500,000				$ 16,740,000	100% in 2022, subject to performance
Total			**6,500,000**				**$72,540,000**	
Miller	9/7/2012	Options	338,123	338,123	$20.76	9/7/2022	$ 0	
	9/13/2013	Options	364,133	364,133	$22.86	9/13/2023	$ 0	
	9/5/2014	Options	416,152	416,152	$25.09	9/5/2024	$ 0	
	9/11/2015	Options	156,057	124,845	$23.99	9/11/2025	$ 0	100% in 2020
	9/11/2015	RSUs	6,242				$ 69,661	100% in 2020
	7/28/2016	RSUs	20,808				$ 232,217	50% in 2020 and 2021
	9/9/2016	Options	156,057	93,634	$28.95	9/9/2026	$ 0	50% in 2020 and 2021
	9/9/2016	RSUs	8,323				$ 92,885	50% in 2020 and 2021
	7/27/2017	RSUs	52,019				$ 580,532	50% in 2020 and 2021
	9/6/2017	Options	156,057	62,422	$23.96	9/6/2027	$ 0	33% in 2020, 2021 and 2022
	9/6/2017	RSUs	13,109				$ 146,296	33% in 2020, 2021 and 2022
	2/26/2018	RSUs	69,359				$ 774,046	50% in 2020 and 2021
	2/26/2018	PSUs	208,076				$ 2,322,128	100% in 2021, subject to performance
	3/19/2019	Options	380,290	0	$10.19	3/19/2029	$ 368,881	50% in 2021 and 2022
	3/19/2019	RSUs	90,000				$ 1,004,400	50% in 2021 and 2022
	3/19/2019	PSUs	225,000				$ 2,511,000	100% in 2022, subject to performance
Total			**2,659,805**	**1,399,309**			**$ 8,102,046**	
Cox	2/25/2019	Options	1,404,000	0	$10.40	2/25/2029	$ 1,067,040	33% in 2020, 2021 and 2022
	3/19/2019	Options	253,530	0	$10.19	3/19/2029	$ 245,924	50% in 2021 and 2022
	3/19/2019	RSUs	60,000				$ 669,600	50% in 2021 and 2022
	3/19/2019	PSUs	150,000				$ 1,674,000	100% in 2022, subject to performance
Total			**1,867,530**	**0**			**$ 3,656,564**	
Joyce	6/10/2010	Options	676,247	676,247	$15.08	6/10/2020	$ 0	
	6/9/2011	Options	728,266	728,266	$17.86	6/9/2021	$ 0	
	9/7/2012	Options	728,266	728,266	$20.76	9/7/2022	$ 0	
	9/13/2013	Options	520,190	520,190	$22.86	9/13/2023	$ 0	
	9/5/2014	Options	572,209	572,209	$25.09	9/5/2024	$ 0	
	9/11/2015	Options	191,429	191,429	$23.99	9/11/2025	$ 0	
	9/11/2015	RSUs	10,404				$ 116,109	100% in 2020
	9/9/2016	Options	208,076	208,076	$28.95	9/9/2026	$ 0	
	9/6/2017	Options	208,076	208,076	$23.96	9/6/2027	$ 0	
	2/26/2018	PSUs	121,412				$ 1,354,958	100% in 2021
	12/23/2019	PSUs	900,000				$ 10,044,000	33% in 2021 and 66% in 2022, subject to performance
Total			**4,864,575**	**3,832,759**			**$11,515,067**	

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE	MARKET VALUE	VESTING SCHEDULE
Stokes	6/10/2010	Options	78,028	78,028	$15.08	6/10/2020	$ 0	
	6/9/2011	Options	104,038	104,038	$17.86	6/9/2021	$ 0	
	9/7/2012	Options	114,441	114,441	$20.76	9/7/2022	$ 0	
	9/13/2013	Options	130,047	130,047	$22.86	9/13/2023	$ 0	
	9/5/2014	Options	260,095	260,095	$25.09	9/5/2024	$ 0	
	9/11/2015	Options	121,724	97,379	$23.99	9/11/2025	$ 0	100% in 2020
	9/11/2015	RSUs	4,994				$ 55,733	100% in 2020
	9/9/2016	Options	156,057	93,634	$28.95	9/9/2026	$ 0	50% in 2020 and 2021
	9/9/2016	RSUs	8,323				$ 92,885	50% in 2020 and 2021
	2/10/2017	RSUs	24,969				$ 278,654	33% in 2020, 2021 and 2022
	9/6/2017	Options	208,076	83,230	$23.96	9/6/2027	$ 0	33% in 2020, 2021 and 2022
	9/6/2017	RSUs	17,478				$ 195,054	33% in 2020, 2021 and 2022
	1/29/2018	Options	520,190	0	$15.65	1/29/2028	$ 0	100% in 2021
	2/26/2018	RSUs	80,942				$ 903,313	50% in 2020 and 2021
	2/26/2018	PSUs	121,412				$ 1,354,958	100% in 2021, subject to performance
	3/19/2019	Options	295,780	0	$10.19	3/19/2029	$ 286,907	50% in 2021 and 2022
	3/19/2019	RSUs	70,000				$ 781,200	50% in 2021 and 2022
	3/19/2019	PSUs	175,000				$ 1,953,000	100% in 2022, subject to performance
Total			**2,491,594**	**960,892**			**$ 5,901,704**	

* Amounts presented in the tables above reflect an adjustment that was made by the Compensation Committee to the equity awards for the named executives as a result of the merger of GE Transportation and Wabtec and the subsequent spin-off of Wabtec shares to GE shareholders on February 25, 2019 for awards that were outstanding prior to that date, other than for the PSU grant made to Mr. Culp on December 31, 2018 (for which no adjustment was made). This anti-dilutive adjustment was made to preserve the value of the awards following the spin-off, and as a result this table differs from values shown for these awards in prior years. Amounts under "Number Outstanding" and "Portion Exercisable" were subject to an adjustment by multiplying the number shown in these columns in prior years by 1.04038. Amounts under the "Exercise Price" column were subject to an adjustment by multiplying the number shown in this column for these awards in prior years by 0.96118.

MARKET VALUE. The market value of RSUs and PSUs is calculated by multiplying the closing price of GE stock as of December 31, 2019 ($11.16) (the last trading day for the year) by the number of shares underlying each award and, with respect to the PSUs, assuming satisfaction of the target levels for the applicable performance conditions. For options, the market value is calculated by multiplying the number of shares underlying each award by the spread between the award's exercise price and the closing price of GE stock as of December 31, 2019.

Vesting Schedule

Options vest on the anniversary of the grant date in the years shown in the table. The table shows an accelerated stock option vesting schedule for Mr. Joyce because his awards qualified for retirement-eligible accelerated vesting between 2017 and 2021. See "Potential Termination Payments" on page 48 for the requirements for an award to qualify for retirement-eligible accelerated vesting (the executive is age 60 or older and the award has been held for at least one year).

RSUs vest on the anniversary of the grant date in the years shown in the table, or upon the awards qualifying for retirement-eligible vesting (as discussed above for options).

PSUs vest at the beginning of the year indicated when the Compensation Committee certifies that the performance conditions have been achieved, unless otherwise stated. The 2018 PSU grants (other than the inducement grant for Mr. Culp) and the 2019 PSU grants (other than the grant to Mr. Joyce) are also subject to a one-year holding requirement, regardless of whether the executive has met his or her stock ownership requirements. For further detail on the terms and conditions of the PSU awards, see "Performance Share Units" on page 40.

Option Exercises and Stock Vested Table

The table below shows the number of shares the named executives acquired and the values they realized upon the vesting of RSUs during 2019. During the year, none of the named executives, other than Mr. Stokes, exercised stock options and none of them had PSU awards that were earned. Values are shown before payment of any applicable withholding taxes or brokerage commissions. Executives that remain employed by GE are required to hold the stock that they receive following the exercise of stock options (less those shares that are withheld to satisfy the exercise price and pay taxes) for a year following exercise. Similarly, continuing executives cannot sell stock they receive as the result of the vesting of RSUs or PSUs until they have satisfied their stock ownership requirement. See "Share Ownership and Equity Grant Policies" on page 52.

COMPENSATION

NAME	OPTION AWARDS		STOCK AWARDS*	
	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING
Culp	0	$ 0	0	$ 0
Miller	0	$ 0	75,459	$ 778,713
Cox	0	$ 0	0	$ 0
Joyce	0	$ 0	287,872	$3,122,732
Stokes	52,019	$38,036	79,055	$ 811,536

* Subject to stock ownership requirement for continuing employees; dollar amount represents pre-tax value on vesting, not cash payment.

Equity Compensation Plan Information

The following table provides information regarding outstanding equity awards and shares available for future issuance under all of GE's equity plans. The number of shares available for future issuance has increased compared to the prior year, primarily due to the expiration of unexercised stock options that had an exercise price above our stock price in recent years and that were returned to the pool, the forfeiture of unvested equity awards upon employee departures, and anti-dilution adjustments that increased the pool of available shares as a result of the Wabtec transaction.

(IN MILLIONS EXCEPT PER SHARE $ AMOUNTS, AS OF 12/31/2019)	SHARES TO BE ISSUED UPON EXERCISE OR SETTLEMENT	WEIGHTED AVERAGE EXERCISE PRICE	SHARES AVAILABLE FOR FUTURE ISSUANCE
Plans approved by shareholders			
Options	457.6	$18.66	(a)
RSUs	28.2	(b)	(a)
PSUs	6.5	(b)	(a)
Plans not approved by shareholders			
Options	0.1	$21.14	(c)
RSUs	0	(b)	(c)
PSUs	5.0(d)	(b)	(b)
Total	497.4	$18.66	287.1

(a) Total shares available for future issuance under the 2007 Long-Term Incentive Plan (the 2007 LTIP) amounted to 283.5 million shares as of December 31, 2019. Of the 1,075 million shares approved under the 2007 LTIP, no more than 230 million may be available for awards granted in any form other than options or stock appreciation rights.

(b) Not applicable.

(c) Total shares available for future issuance under the GE Stock-Based Compensation and Incentive Plan for Consultants, Advisors and Independent Contractors (the Consultants' Plan) amounted to 3.6 million shares at December 31, 2019.

(d) Includes 5.0 million PSUs issued for Mr. Culp's inducement grant, which were issued outside the 2007 LTIP in accordance with NYSE rules, the terms of which are described above.

Deferred Compensation

The company has offered both a deferred bonus program and, from time to time, a deferred salary program. These deferral programs are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Because the deferral programs are unfunded and deferred payments are satisfied from the company's general assets, they provide an incentive for the company's executives to minimize risks that could jeopardize the long-term financial health of the company.

Bonus Deferrals

ELIGIBILITY AND DEFERRAL OPTIONS. Employees in our executive band and above, including the named executives, can elect to defer all or a portion of their bonus payments into the earnings options shown below. Participants may change their earnings option four times per year.

TIME AND FORM OF PAYMENT. Participants can elect to receive their deferred amounts upon termination of employment either in a lump sum or in 10 to 20 annual installments.

EARNINGS OPTION	TYPE OF EARNINGS	ACCOUNT BALANCE FOR EARNINGS CALCULATION	EARNINGS AMOUNT*	WHEN EARNINGS CREDITED
GE Stock Units (based on GE stock value) **S&P 500 Index Units** (based on S&P 500)	Dividend-equivalent income	Units in account on NYSE ex-dividend date	Quarterly dividend declared for GE stock or the S&P 500, as applicable	Quarterly
Deferred Cash Units (cash units)	Interest income	Daily outstanding account balance	Prior calendar month's average yield for U.S. Treasury Notes and Bonds issued with maturities of 10 years and 20 years	Monthly

* None of the bonus deferral options provide for "above-market interest" as defined by the SEC.

Salary Deferrals

ELIGIBILITY. We periodically offer eligible employees in our executive band and above the opportunity to defer their salary payments (the last such plan was offered in 2010 for 2011 salary). Individuals who are named executives at the time a deferred salary program is initiated are not eligible to participate. Among our named executives, only Mr. Stokes has participated in the salary deferral program and has balances outstanding.

INTEREST INCOME. These programs provide accrued interest on deferred amounts (including an above-market interest rate as defined by the SEC) ranging from 6% to 14% compounded annually.

TIME AND FORM OF PAYMENT. Our deferred salary programs have required participants to elect, before the salary was deferred, to receive deferred amounts either in a lump sum or in 10 to 20 annual installments.

The company makes all decisions regarding the measures for calculating interest or other earnings on deferred bonuses and salary. The named executives cannot withdraw any amounts from their deferred compensation balances until they either leave or retire from GE.

COMPENSATION

Deferred Compensation Table

The table below — also known as the Nonqualified Deferred Compensation Table — shows amounts credited to the named executives' accounts under nonqualified deferred compensation plans and plan balances as of December 31, 2019. For 2019, the company did not make any matching contributions into these plans. In addition, no withdrawals or distributions were made in 2019.

		AGGREGATE EARNINGS IN LAST FISCAL YEAR		AGGREGATE BALANCE AT LAST FISCAL YEAR-END	
NAME	EXECUTIVE CONTRIBUTIONS IN 2019	DEFERRED BONUS PROGRAM	DEFERRED SALARY PROGRAM	DEFERRED BONUS PROGRAM	DEFERRED SALARY PROGRAM
Culp	$ 0	$ 0	$ 0	$ 0	$ 0
Miller	$ 0	$ 0	$ 0	$ 0	$ 0
Cox	$ 0	$ 0	$ 0	$ 0	$ 0
Joyce	$ 0	$8,394	$ 0	$73,566	$ 0
Stokes	$ 0	$ 82	$6,428	$ 3,508	$82,048

EXECUTIVE CONTRIBUTIONS IN 2019. No amounts were contributed as deferred compensation by the named executives in 2019.

AGGREGATE EARNINGS IN 2019. Reflects earnings on each type of deferred compensation listed in this section that were deposited into the named executive's deferred compensation account during 2019. The earnings on deferred bonus payments may be positive or negative, depending on the named executive's investment choice, and are calculated based on: (1) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of December 31, 2019 (the last trading day of the year); minus (2) that amount as of December 31, 2018 (the last trading day of the year; minus (3) any named executive contributions during the year. The earnings on the deferred salary programs are calculated based on the total amount of interest earned. See the Summary Compensation Table on page 38 for the above-market portion of those interest earnings in 2019.

AGGREGATE BALANCE AT 12/31/19. The fiscal year-end balances reported in the table above do not include any amounts that were previously reported in the Summary Compensation Table as 2017 and 2018 compensation.

Pension Benefits

The company provides retirement benefits to the named executives based in the United States under the same GE Pension Plan and GE Supplementary Pension Plan in which other eligible U.S. employees participate. The GE Pension Plan is a funded, tax-qualified plan. The Supplementary Pension Plan is an unfunded, unsecured obligation of the company and is not qualified for tax purposes.

GE Pension Plan

ELIGIBILITY AND VESTING. The GE Pension Plan is a broad-based retirement program for U.S.-based employees that has been closed to new participants since 2012 (2011 for salaried new hires). Employees who began working at GE after the plan was closed, including Messrs. Culp and Cox, are not eligible for this plan. Those employees who are eligible vest in the plan after five years of qualifying service. The plan also requires employee contributions, which vest immediately. Beginning January 1, 2021, participants with salaried benefits will stop accruing benefits (and making contributions) under this plan and will become eligible for the automatic contributions available to new hires under the GE Retirement Savings Plan equaling 3% of eligible pay (up to the caps imposed under IRS rules), plus two years of transition credits equaling 2% of eligible pay.

BENEFIT FORMULA. For Ms. Miller and Messrs. Joyce and Stokes, the plan provides benefits based primarily on a formula that takes into account their earnings for each fiscal year (through 2020). Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of a named executive's earnings for the year up to covered compensation and 1.9% of his or her earnings for the year in excess of covered compensation. "Covered compensation" was $50,000 for 2019 (and will be $60,000 in 2020) and has varied over the years based in part on changes in the Social Security taxable wage base. For purposes of the formula, annual earnings include base salary and up to one-half of bonus payments, but may not exceed an IRS-prescribed limit applicable to tax-qualified plans ($280,000 for 2019). As a result, the maximum incremental annual benefit a named executive could have earned for service in 2019 was $5,095. Over the years, we have made special one-time adjustments to this plan that increased eligible participants' pensions, but none of the named executives were eligible for the adjustment in 2019.

TIME AND FORM OF PAYMENT. The accumulated benefit an employee earns is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including Ms. Miller, and Messrs. Joyce and Stokes, may retire at age 60 without any reduction in benefits. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options.

TAX CODE LIMITATIONS ON BENEFITS. The tax code limits the benefits payable under the GE Pension Plan. For 2019, the maximum single life annuity a named executive could have received under these limits was $225,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution and actual retirement dates.

GE Supplementary Pension Plan

ELIGIBILITY. The GE Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program that is offered to eligible U.S.-based employees in the executive band and above, including the named executives. Employees generally must remain employed until age 60 in order to vest in a benefit under the plan. For those who became U.S. executives prior to January 1, 2011, including Ms. Miller and Messrs. Joyce and Stokes, the plan provides an annuity benefit above amounts available under the GE Pension Plan (a "supplementary pension benefit"). For those who became U.S. executives on or after January 1, 2011, including Messrs. Culp and Cox, the plan provides a retirement benefit paid in 10 annual installments (an "executive retirement benefit"). Beginning January 1, 2021, participants eligible for the supplementary pension benefit will stop accruing that benefit and will begin accruing an executive retirement benefit for their future credited service.

Supplementary Pension Benefit

BENEFIT FORMULA. A named executive's annual supplementary pension, when combined with certain amounts payable under the company's other pension programs and Social Security, will equal 1.75% of his or her "earnings credited for retirement benefits" multiplied by the number of years of credited service (through 2020), up to a maximum of 60% of such earnings credited for retirement benefits. The "earnings credited for retirement benefits" are the named executive's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement (or December 31, 2020, if earlier).

TIME AND FORM OF PAYMENT. The supplementary pension benefit would be provided to eligible employees, including Ms. Miller and Messrs. Joyce and Stokes, after retirement as monthly payments for life (with a guaranteed minimum benefit of five years), and could not be received in a lump sum. The plan also provides for spousal joint and survivor annuity options. The normal retirement age under the plan is 65; however, executives eligible for this benefit who began working at GE prior to 2005, including Ms. Miller and Messrs. Joyce and Stokes, may retire at age 60 without any reduction in benefits.

Executive Retirement Benefit

BENEFIT FORMULA. A named executive's executive retirement benefit will equal 18% of his or her earnings credited for retirement benefits (as described above, but including years after 2020) for each year of credited service as a GE Officer, plus 14% of such earnings for each year of credited service as a Senior Executive and 10% of such earnings for each year of credited service as an Executive.

TIME AND FORM OF PAYMENT. The executive retirement benefit would be provided to Messrs. Culp and Cox after retirement as 10 equal annual installment payments, and could not be received in a lump sum. Executives eligible for this benefit may retire at age 60, but are subject to a reduction in benefits of up to 25% for commencement prior to age 65.

GE Excess Benefits Plan

ELIGIBILITY. The GE Excess Benefits Plan is an unfunded and non-tax-qualified retirement program that is offered to employees whose benefits under the GE Pension Plan are limited by certain tax code provisions. There were no accruals for named executives under this plan in 2019, and beginning January 1, 2021, no further benefit accruals will be permitted for any participants under this plan.

BENEFIT FORMULA. Benefits payable under this plan are equal to the amount that would be payable under the terms of the GE Pension Plan disregarding the limitations imposed by certain tax code provisions minus the amount actually payable under the GE Pension Plan taking those limitations into account.

TIME AND FORM OF PAYMENT. Benefits for the named executives are generally payable at the same time and in the same manner as their GE Pension Plan benefits.

Pension Benefits Table

The table below shows the present value of the accumulated benefit as of December 31, 2019 for the named executives under each plan, as calculated based upon the assumptions described below. Although SEC rules require us to show this present value, the named executives are not entitled to receive these amounts in a lump sum. None of the named executives received a payment under these plans in 2019.

NAME	NUMBER OF YEARS CREDITED SERVICE	PRESENT VALUE OF ACCUMULATED BENEFIT				
		PENSION PLAN	SUPPLEMENTARY PENSION PLAN	EXCESS BENEFITS PLAN	GE EXECUTIVE RETIREMENT BENEFIT	PAYMENT DURING LAST FISCAL YEAR
Culp	1	N/A	N/A	N/A	$1,055,850	$0
Miller*	14	$ 951,892	$ 6,883,997	$ 0	N/A	$0
Cox	<1	N/A	N/A	N/A	$ 392,977	$0
Joyce	39	$2,306,678	$31,958,587	$469	N/A	$0
Stokes	23	$1,030,850	$ 8,269,638	$ 0	N/A	$0

*   On February 17, 2020, Ms. Miller and the company entered into a separation agreement and release in connection with her departure from the company. Upon her departure, Ms. Miller will not vest in or receive any benefits under the GE Supplementary Pension Plan, but she will remain vested in her accrued benefit under the GE Pension Plan, with payments to begin in accordance with the terms of the plan.

PRESENT VALUE OF ACCUMULATED BENEFIT. The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2019. It also includes the value of contributions made by the named executives throughout their careers. For purposes of calculating the present value, we assume that the named executives will remain in service until the age at which they may retire without any reduction in benefits (except for Mr. Joyce, who is already eligible for full retirement benefits). For Messrs. Culp and Cox this is age 65, and for Ms. Miller and Mr. Stokes this is age 60 (notwithstanding that Ms. Miller and the company entered into a separation agreement and release

subsequent to December 31, 2019, pursuant to which she will leave the company in 2020, prior to reaching age 60). We also assume that benefits are payable under the available forms of annuity consistent with the assumptions described in the Postretirement Benefit Plans notes in GE's financial statements in our 2019 annual report on Form 10-K, including the statutory discount rate assumption of 3.36% in the United States. The postretirement mortality assumption used for present value calculations for U.S. beneficiaries is the RP-2014 mortality table, adjusted for GE's experience and factoring in projected generational improvements. The present value for Mr. Joyce has been calculated based on his age as of the end of 2019 (he was 63).

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had a named executive's employment terminated on December 31, 2019. For this hypothetical calculation, we have used each executive's compensation and service levels as of this date (and, where applicable, GE's closing stock price on December 31, 2019, the last trading day of the year). Since many factors (e.g., the time of year when the event occurs, GE's stock price and the executive's age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts shown are in addition to benefits generally available to salaried employees, such as distributions under the Retirement Savings Plan, and for salaried employees who joined the company before 2005, subsidized retiree medical benefits and disability benefits.

NO EMPLOYMENT AGREEMENTS FOR LEGACY EMPLOYEES.
Historically we have not entered into employment agreements with our U.S.-based executives, and they served at the will of the Board and did not have individual employment, severance or change of control agreements. This practice preserved the Compensation Committee's flexibility to set the terms of any employment termination based on the particular facts and circumstances. Ms. Miller and Messrs. Joyce and Stokes are not parties to employment agreements. However, Ms. Miller entered into a separation agreement and release with the company, dated February 17, 2020, in connection with her departure and transition to a new CFO.

As we have hired new executive talent from outside the company, we have entered into employment agreements with those individuals, generally at their request. Messrs. Culp and Cox, and Carolina Dybeck Happe (our new Senior Vice President, Chief Financial Officer) each entered into employment agreements upon joining GE. The employment agreements for Messrs. Culp and Cox entitle them to certain post-termination benefits, and in the case of Mr. Culp, certain change of control benefits as well, in each case as further described below. Following the say-on-pay vote at the 2019 annual meeting, and based upon discussions with shareholders, our Compensation Committee has determined that it will no longer provide single-trigger change of control provisions for any new executives entering into employment agreements with the company. The employment agreements for Mr. Cox and Ms. Dybeck Happe contain no change of control provisions.

In the case of Mr. Culp, the Compensation Committee agreed to his request to provide for post-termination and change of control benefits in order to encourage him to accept the company's offer of employment. The committee was motivated by the desire to offer Mr. Culp employment terms that would encourage him to join GE at a time when the company had experienced poor performance and was in the midst of executing on a new strategic plan. The committee felt that the change of control provisions were appropriate in light of the circumstances facing the company and the discussions held with Mr. Culp in advance of his hiring.

EMPLOYMENT AGREEMENT WITH MR. CULP. We entered into an employment agreement with Mr. Culp upon his employment with GE. The agreement has a term of four years through September 30, 2022, and grants him an annual base salary of $2.5 million, a bonus target at 150% of his salary, annual PSU grant awards with a grant date fair value of $15 million beginning in 2019, and the PSU inducement award

with a target award of 5 million shares. Under the agreement, Mr. Culp receives other benefits given to senior executives of the company. Mr. Culp is also subject to a non-compete agreement, which terminates 24 months after his termination, if his employment is terminated on or before September 30, 2022 and which terminates 12 months after termination of his employment, if his employment terminates between September 30, 2022 and September 30, 2023. Mr. Culp is not subject to a non-compete agreement if his employment terminates after September 30, 2023. He is also subject to a non-solicitation clause covering the same periods as his non-compete agreement.

Under the terms of this agreement, if Mr. Culp is terminated for any reason other than "cause" or due to a resignation without "good reason," he would be entitled to (1) the balance of his prior year's annual bonus (to the extent earned, but not paid) and (2) any earned, but unpaid inducement PSUs. Assuming a termination date of December 31, 2019, Mr. Culp would not have been entitled to any amount with respect to these benefits. Additionally, if Mr. Culp is terminated without "cause" or voluntarily leaves for "good reason," he would be entitled to cash severance equal to two times his annual salary plus target bonus, payable in bi-weekly installments over a two-year period, subject to any delay required by tax regulations. Assuming a termination date of December 31, 2019, Mr. Culp would have been entitled to a severance payment in the amount of $12,500,000. This severance would be subject to his providing a release to the company and his ongoing compliance with perpetual confidentiality and non-disparagement provisions and 24-month non-compete and non-solicitation provisions under his employment agreement.

If Mr. Culp's employment is terminated prior to the end of the performance period for the inducement grant PSU award (unless he is terminated for cause or leaves the company without a good reason), he will be entitled to receive the greater of (i) the amount actually achieved during the portion of the performance period that has already elapsed as of the time of that termination, and (ii) a prorated number of shares, based upon the portion of the performance period served, but based upon the stock price performance through the completion of the four-year performance period. See the "Equity Awards" section on page 50.

In the event of a "change of control" of the company, the performance period under Mr. Culp's inducement grant PSU award will be shortened and Mr. Culp will be entitled to receive the greatest of (i) 5.0 million shares, if the change of control occurs prior to October 1, 2020, (ii) 2.5 million shares, if the change of control occurs between October 1, 2020 and September 30, 2022, (iii) the amount actually earned during the portion of the performance period that has elapsed through the change of control, or (iv) the amount actually achieved based on the per share value at the time of the change of control.

Under Mr. Culp's employment agreement, the following terms have the meanings set forth below:

- "Cause" generally means (i) the willful and continued failure of Mr. Culp to substantially perform his assigned duties for more than 30 days after the company notifies Mr. Culp of such failure, (ii) willfully engaging in conduct that is materially injurious to the company, including violating company policies, or (iii) the commission of a felony or crime involving dishonesty related to the company.

- "Good reason" generally means (i) a reduction in Mr. Culp's compensation rights; (ii) failure to renominate Mr. Culp to the board or removing him from the position of CEO, (iii) materially reducing Mr. Culp's duties and responsibilities, (iv) assigning Mr. Culp duties that are materially inconsistent with his position or duties that materially impair his ability to function as CEO, (v) relocation of the company's headquarters by more than 50 miles, or (vi) a material breach of Mr. Culp's employment agreement by the company.

- "Change of control" generally means (i) the acquisition of more than 30% of the company's stock or voting power by any person, or (ii) the reorganization, merger, consolidation, sale or disposition of all or substantially all of the assets of the company, unless more than 50% of the surviving entity is controlled by the shareholders immediately prior to such event, in substantially the same proportions as their ownership immediately prior to the event.

EMPLOYMENT AGREEMENT WITH MR. COX.
We entered into an employment agreement with Mr. Cox upon his employment with GE. The agreement grants him an annual salary of $1.0 million, a bonus target at 200% of his salary with a payment of not less than $2.0 million for 2019, a long-term equity incentive award with a grant date fair value of $3.0 million for 2019 and with a target grant date fair value of not less than $3.0 million for subsequent years. Mr. Cox also received a new hire bonus of $1.5 million and is entitled to receive a second new hire bonus of $1.0 million on the one-year anniversary of his employment date (each of which is subject to pro rata reimbursement if Mr. Cox leaves the company within two years without good reason). At the time of his employment he also received an award of stock options with a grant date fair value of $5.0 million (1,404,000 options) to compensate Mr. Cox for value forfeited by him for leaving his prior employer. Mr. Cox is subject to a non-compete and non-solicitation agreement, which terminates 12 months after his termination (for whatever reason).

Under the terms of his employment agreement, if Mr. Cox is terminated without "cause" or voluntarily leaves for "good reason" at any time, subject to his providing a release to the company, he would be entitled to payment of the $2.0 million bonus for 2019, payment of the second new hire bonus of $1.0 million payable on the one-year anniversary of his employment date (if not already paid), and accelerated vesting of his new hire stock options which would remain exercisable through the end of the second calendar year following the year in which termination occurs. In addition, if such termination or departure occurs on or before March 1, 2022, he would be entitled to: (i) accelerated vesting of his 2019 long-term incentive awards, with the options remaining exercisable through the end of the second calendar year following the year in which termination or departure occurs, and (ii) a lump sum cash payment equal to 12 months of base salary and target bonus. If such termination or departure occurs after March 1, 2022, Mr. Cox will be eligible to receive the standard severance package provided to similarly situated officers of the company (which as of the signing date consisted of 12 months of base salary). Assuming a termination of employment as of December 31, 2019, the cash portion of this severance amount would be $4,000,000. See the "Equity Awards" on page 50 regarding the value of the equity treatment.

Under Mr. Cox's employment agreement, the following terms have the meanings set forth below:

- "Cause" generally means (i) the failure of Mr. Cox to perform his assigned duties or to comply with a valid and legal directive of the company or the Board, (ii) engaging in dishonesty, illegal conduct or misconduct that materially harms or is reasonably likely to materially harm the company, (iii) conviction of, or nolo contendere plea to, a felony or of a misdemeanor involving moral turpitude, (iv) willful or grossly negligent unauthorized disclosure of confidential information, (v) material breach of the employment agreement or other agreement with the company, (vi) material failure to comply with company policies (and in the case of (i), (v) and (vi), the failure to cure such circumstances within 30 days of receiving notice).

- "Good reason" generally means (i) a material reduction in Mr. Cox's salary; (ii) a material breach by the company of the employment agreement or other agreement with the company, or (iii) a material, adverse change in Mr. Cox's authority, duties or responsibilities, provided Mr. Cox provides notice to the company and Board of the circumstances giving rise to the "good reason" and the circumstances are not cured within 30 days.

SEPARATION AGREEMENT WITH MS. MILLER.
In July 2019, GE announced that Ms. Miller would be leaving the company as part of a leadership transition to a new CFO. On February 17, 2020, Ms. Miller and the company entered into a Separation Agreement & Release. Pursuant to the terms of the agreement, Ms. Miller will remain employed with the company until September 30, 2020, or such earlier date as may be agreed between Ms. Miller and the company (the Separation Date), during which period she will be eligible to receive her regular salary and benefits. Following the appointment of Ms. Miller's successor (which occurred on March 1, 2020), she will remain employed in a special projects role to assist with the CFO transition and to work on such other matters and projects as may be directed by the CEO.

Under the terms of the agreement, GE will provide certain compensation arrangements, including: (1) Ms. Miller will receive severance pay in the amount of $2,900,000 (equal to one times her annual salary and target bonus), paid in equal bi-weekly installments for the twelve-month period following the Separation Date, during which time Ms. Miller must be available to provide reasonable transition assistance and answer questions related to her employment; (2) Ms. Miller will receive a bonus for the 2020 plan year at no less than the Corporate pool funding level, which shall be pro-rated based on time employed with the company during the year; (3) Ms. Miller's outstanding stock options and RSUs granted at least one year prior to the Separation Date and that would otherwise vest through December 31, 2022 will vest as soon as practicable after the Separation Date, and such stock options will have an exercise period up to the earlier of their existing expiration date and December 31, 2022; and (4) Ms. Miller's outstanding PSUs that were granted at least one year prior to the Separation Date will remain eligible to vest based upon the company's actual performance in accordance with GE's normal processes. Ms. Miller will not receive an annual equity award in 2020. Upon her departure, Ms. Miller will not vest in or receive any benefits under the GE Supplementary Pension Plan, but she will remain vested in her accrued benefit under the GE Pension Plan, with payments to begin in accordance with the terms of the plan. Under the separation agreement, Ms. Miller has granted a release to the company and agreed to certain cooperation, confidential information, non-competition, and non-solicitation covenants.

SHAREHOLDER APPROVAL OF SEVERANCE AND DEATH BENEFITS.
If the Board were to agree to pay certain severance benefits or unearned death benefits to a named executive, we would seek shareholder approval. For severance benefits, this policy applies only when the executive's employment had been terminated before retirement for performance reasons and the value of the proposed severance benefits exceeded 2.99 times the sum of his or her base salary and bonus. For this purpose, severance benefits would not include: (1) any payments based on accrued pension benefits; (2) any payments of salary or bonus amounts that had accrued at the time of termination; (3) any RSUs paid to a named executive who was terminated within two years prior to age 60; (4) any stock-based incentive awards that had vested or would otherwise have vested within two years following the named executive's termination; and (5) any retiree health, life or other welfare benefits. See the Board's Governance Principles (see "Helpful Resources" on page 65) for the full policies.

Equity Awards

The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the named executive had died, become disabled, retired or separated from the company as of December 31, 2019. Intrinsic value is based upon the company's stock price (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives. Our named executives generally are not entitled to benefits if they leave voluntarily or are terminated for cause (other than benefits already accrued), unless they satisfy the conditions for retirement eligibility.

POTENTIAL TERMINATION PAYMENTS TABLE (EQUITY BENEFITS)

| NAME | UPON DEATH | | UPON DISABILITY | | UPON RETIREMENT | | UPON INVOLUNTARY TERMINATION* | | UPON CHANGE OF CONTROL** | |
	STOCK OPTIONS	RSUs/PSUs	STOCK OPTIONS	RSUs/PSUs	STOCK OPTIONS	RSUs/PSUs	STOCK OPTIONS	RSUs/PSUs	STOCK OPTIONS	RSUs/PSUs
Culp	$ 0	$72,540,000	$ 0	$ 0	N/A	N/A	$ 0	$55,800,000	$0	$55,800,000
Miller	$ 368,881	$ 7,733,165	$ 0	$3,405,016	N/A	N/A	N/A	N/A	N/A	N/A
Cox	$1,312,964	$ 2,343,600	$1,067,040	$ 0	N/A	N/A	$1,312,964	$ 2,343,600	N/A	N/A
Joyce	$ 0	$ 6,706,839	$ 0	$6,590,730	$0	$1,354,958	$ 0	$ 0	N/A	N/A
Stokes	$ 286,907	$ 5,614,797	$ 0	$2,601,943	N/A	N/A	N/A	N/A	N/A	N/A

* Addresses separation "without cause" or where the executive leaves for "good reason," as defined under the applicable employment agreement. Benefits are not otherwise payable in the event of voluntary separation. Amounts disclosed do not reflect the terms of the separation agreement entered into between the company and Ms. Miller on February 17, 2020, in connection with her departure from the company. See "Separation Agreement with Ms. Miller" on page 49.

** As defined under Mr. Culp's employment agreement, as detailed on page 48. No other named executives are entitled to benefits upon a change of control.

DEATH/DISABILITY. Unvested options would vest and remain exercisable until their expiration date. In the case of disability, this applies only to options that have been held for at least one year. Unvested RSUs would become fully vested in some cases, depending on the award terms. PSUs would be earned, subject to the achievement of the performance objectives, other than Mr. Culp's inducement PSUs (in the case of his death). For Mr. Joyce's 2019 PSU grant, in the event of his death or retirement due to total disability, he would be entitled to the PSUs at target, pro rata based on time employed during the performance period. For these purposes, "disability" generally means the executive being unable to perform his or her job.

RETIREMENT. Unvested options or RSUs held for at least one year would become fully vested and would remain exercisable until their expiration date. This treatment applies to the named executives either becoming retirement-eligible (reaching the applicable retirement age) or retiring at age 60 or thereafter, depending on the award terms, and provided the award holder has at least five years of service with GE. Mr. Joyce had reached the applicable retirement age as of December 31, 2019.

INVOLUNTARY TERMINATION. For Mr. Culp, amounts shown reflect the value of his inducement PSU award if he had been terminated without cause or left for good reason. For Mr. Cox, the amounts shown reflect the intrinsic value of his options, RSUs and PSUs that would have vested or become exercisable if he had been terminated without cause or left for good reason. None of the other named executives were entitled to any potential payments upon separation from the company.

CHANGE OF CONTROL. Under the terms of the employment agreement with Mr. Culp, he would have been eligible for the accelerated vesting of his inducement PSU award in the event of a change of control. For additional detail, see "Employment Agreement with Mr. Culp" on page 48. None of our other named executives are entitled to the acceleration or payment of benefits in the event of a change of control.

Pension Benefits

"Pension Benefits" on page 46 describes the general terms of each pension plan in which the named executives participate, the years of credited service and the present value of their accumulated pension benefit (assuming payment begins at age 60 or 65, as noted above, or for Mr. Joyce, on January 1, 2020). The table below shows the pension benefits that would have become payable if the named executives had died, become disabled, voluntarily terminated or retired as of December 31, 2019.

In the event of death before retirement, the named executive's surviving spouse (or beneficiary for the executive retirement benefit) may receive the following pension benefits:

- **GE Pension Plan and GE Excess Benefits Plan**. Either an annuity, as if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefits under these plans.
- **Supplementary Pension Benefit**. For Ms. Miller and Mr. Joyce, a lump-sum payment based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.

The amounts payable depend on several factors, including employee contributions and the ages of the named executive and surviving spouse.

- **Executive Retirement Benefit**. For Messrs. Culp and Cox, 10 equal annual installments of his accrued benefit, reduced by 25% for commencement before he attained age 60.

In the event a disability occurs before retirement, executives with 15 years of service eligible for the Supplementary Pension Benefit may receive an annuity payment of accrued pension benefits, payable immediately. Executives with 15 years of service eligible for the executive retirement benefit may receive 10 equal annual installments of the executive's accrued benefit, reduced by up to 25% for commencement before attaining age 65.

POTENTIAL TERMINATION PAYMENTS TABLE (PENSION BENEFITS)

NAME	LUMP SUM UPON DEATH	ANNUAL BENEFIT* UPON DEATH	ANNUAL BENEFIT* UPON DISABILITY	ANNUAL BENEFIT* UPON VOLUNTARY TERMINATION	ANNUAL BENEFIT* UPON RETIREMENT
Culp	N/A	$121,145	N/A	$ 0	N/A
Miller	$ 5,943,406	$ 35,132	$602,893	$68,321	N/A
Cox	N/A	$ 45,846	N/A	$ 0	N/A
Joyce	$15,568,164	$ 74,713	N/A	N/A	$2,038,404
Stokes	N/A	$373,659	$747,294	$81,133	N/A

* Annual amounts shown for Ms. Miller and Messrs. Joyce and Stokes are annuity payments applicable to GE Pension and Supplementary Pension participants. Annual amounts shown for Messrs. Culp and Cox are for 10 installments as applicable to executive retirement benefit participants.

LUMP SUM UPON DEATH. Lump sum payable to the surviving spouse. A lump sum is not available to the surviving spouse of Mr. Stokes because he is under age 50. A lump sum is not available to the surviving spouse of Messrs. Culp and Cox under the terms of the executive retirement benefit.

ANNUAL BENEFITS UPON DEATH. 50% joint and survivor annuity payable for the life of the surviving spouse, commencing after death for Ms. Miller and Mr. Joyce and commencing after his 60th birthday in the case of Mr. Stokes. For Messrs. Culp and Cox, 10 annual installment payments commencing after their 60th birthdays.

ANNUAL BENEFITS UPON DISABILITY. 50% joint and survivor annuity payable to the executive, or 10 annual installment payments commencing after disability under the executive retirement benefit. Messrs. Culp and Cox would not be eligible for disability benefits because they do not yet have 15 years of service. Because he is retirement-eligible, the benefits for Mr. Joyce are shown under Annual Benefit Upon Retirement.

ANNUAL BENEFITS UPON VOLUNTARY TERMINATION. 50% joint and survivor annuity payable to the executive at age 60; this does not include any payments under the GE Supplementary Pension Plan (either the supplementary pension benefit or the executive retirement benefit) because they are forfeited upon voluntary termination before age 60. Because he is retirement-eligible, the benefits for Mr. Joyce are shown under Annual Benefit Upon Retirement.

ANNUAL BENEFITS UPON RETIREMENT. 50% joint and survivor annuity for Mr. Joyce. The other named executives are not eligible to retire.

Deferred Compensation

The named executives are entitled to receive the amount in their deferred compensation accounts if their employment terminates. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on changes in the value of GE Stock Units or S&P 500 Index Units, and to accrue interest income or dividend payments, as applicable. Therefore, amounts received by the named executives would differ from those shown in the Deferred Compensation Table on page 45. See "Deferred Compensation" on page 45 for information on the available distribution types under each deferral plan.

Life Insurance Benefits

For a description of the supplemental life insurance plans that provide coverage to the named executives, see "Life Insurance Premiums" on page 39. Messrs. Culp and Cox do not qualify for these supplemental life insurance plans, as they were discontinued for executives joining the company (or being promoted to the relevant band of seniority) after January 1, 2018. If the named executives had died on December 31, 2019, the survivors of the named executives would have received the following under these arrangements.

NAME	DEATH BENEFIT
Culp	$ 0
Miller	$ 9,192,795
Cox	$ 0
Joyce	$10,961,900
Stokes	$ 6,508,339

The company would continue to pay the premiums in the event of a disability until the policy is fully funded.

COMPENSATION

Other Executive Compensation Practices & Policies

Roles and Responsibilities in Succession Planning and Compensation

COMPENSATION COMMITTEE. The committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession plans. As part of this responsibility, the committee oversees the compensation program for the CEO and the other named executives.

MANAGEMENT. Our CEO and our chief human resources officer help the committee administer our executive compensation program. The chief human resources officer also advises the committee on matters such as past compensation, total annual compensation, potential accrued benefits, GE compensation practices and guidelines, company performance, industry compensation practices and competitive market information.

How We Establish Performance Goals and Evaluate Performance

ESTABLISHING PERFORMANCE GOALS. At the beginning of each year, our CEO develops the objectives that he believes should be achieved for the company to be successful. He then reviews these objectives with the Compensation Committee for the corollary purpose of establishing the performance metrics included in the annual bonus plan. These objectives are derived largely from the company's annual financial and strategic planning sessions, during which the Board and management conduct in-depth reviews of the company's growth opportunities and establish goals for the upcoming year. The objectives include quantitative financial measurements as well as qualitative strategic, risk and operational considerations, and are focused on those factors that our CEO and the committee believe create long-term shareholder value. In 2018, the Compensation Committee determined that it would simplify the metrics for the annual bonus program. Under this new program, which applied to the annual bonus program for 2019, bonuses were determined for each business unit based primarily on two financial goals (generally free cash flow and earnings per share or earnings) that were tailored to the business unit. For our Corporate named executives, the bonus pool continues to be based upon company-wide results. For 2020, the Compensation Committee has determined that half of the annual bonus pool will continue to be determined based upon free cash flow, but rather than an earnings or earnings per share metric, the other half of the bonus pool will be based upon organic revenue growth and organic margin expansion, which are more reflective of how the CEO manages the business.

EVALUATING PERFORMANCE. In January or February following the performance period, the Compensation Committee assesses performance against the metrics for the prior year to determine the level of funding for each business's bonus pool, including whether positive or negative discretion should be applied to the pool. The CEO leads the assessment of each named executive's individual performance, the company's overall performance and the performance of the executive's business or function, and makes an initial compensation recommendation to the Compensation Committee

for each executive. In doing so, he receives input and data from our chief human resources officer. The chief human resources officer also provides input and information as to the CEO's compensation to the committee for their consideration, and the CEO has no role in the committee's final award determination for him. The named executives also play no role in their compensation determinations.

Our Policies on Compensation Consultants

STRATEGIC USE OF COMPENSATION CONSULTANTS. From time to time, the Compensation Committee and the company's human resources function have sought the views of Frederic W. Cook & Co., Inc. (FW Cook) about market intelligence on compensation trends and on particular compensation programs designed by our human resources function. For 2019, the Compensation Committee and the company's human resources function consulted with FW Cook on market practices relating to senior executive compensation. All of these services were obtained under hourly fee arrangements with FW Cook rather than through a standing engagement.

COMPENSATION CONSULTANT INDEPENDENCE POLICY. Any compensation consultant that advises the Board on executive or director compensation will not at the same time advise the company on any other human resources matter, and the committee has determined that FW Cook's work with the committee and the company's human resources function does not raise any conflict of interest.

Clawbacks and Other Remedies for Potential Misconduct

CLAWBACKS. The Board may seek reimbursement from an executive officer if it determines that the officer engaged in conduct that was detrimental to the company and resulted in a material inaccuracy in either our financial statements or in performance metrics that affected the officer's compensation. If the Board determines that the officer engaged in fraudulent misconduct, it must seek such reimbursement. For more information, see the Governance Principles (see "Helpful Resources" on page 65).

OTHER REMEDIES. In cases of detrimental misconduct by an executive officer, the Board may also take a range of other actions to remedy the misconduct, prevent its recurrence, and discipline the individual as appropriate, including terminating the individual's employment. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Share Ownership and Equity Grant Policies

SHARE OWNERSHIP REQUIREMENTS. We require our named executives to own significant amounts of GE stock as shown below. The required amounts are set at multiples of base salary. Executives have five years from the time they are first hired or promoted into a position at the senior vice president level or above to meet the requirement. All named executives are in compliance with our stock ownership requirements. For details on these requirements, see the Governance Principles (see "Helpful Resources" on page 65). The named executives' ownership is shown in the Common Stock & Total Stock-Based Holdings Table on page 26.

STOCK OWNERSHIP REQUIREMENTS (MULTIPLES OF BASE SALARY)

10X	5X	4X
for CEO	for vice chairs	for senior vice presidents

HOLDING PERIOD REQUIREMENTS. Our executive officers must also hold for at least one year any net shares of GE stock they receive through stock option exercises, in addition to any holding periods that may be assigned to PSUs, such as the annual grant of PSUs in 2018 and 2019. In addition, net shares received from the vesting of PSUs or RSUs must be held until the stock ownership requirement is met.

NO HEDGING. We believe our executive officers and directors should not speculate or hedge their interests in our stock. We therefore prohibit them from entering into any derivative transactions in GE stock, including any short sale, forward, equity swap, option or collar that is based on GE's stock price. These restrictions are contained in our Governance Principles (see "Helpful Resources" on page 65). This rule is not applicable to other GE employees.

NO PLEDGING. We prohibit executive officers and directors from pledging GE stock. These restrictions are contained in our Governance Principles (see "Helpful Resources" on page 65).

NO OPTION BACKDATING OR SPRING-LOADING. The exercise price of each stock option is the closing price of GE stock on the grant date (the date of the Compensation Committee meeting at which equity awards are determined). Board and committee meetings are generally scheduled at least a year in advance and without regard to major company announcements.

NO OPTION REPRICING. We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price or executing a cash buyout.

NO UNEARNED DIVIDEND EQUIVALENTS. PSUs and RSUs granted to our named executives do not pay dividend equivalents on shares that are not yet owned. Instead, dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. For more information, see the Governance Principles (see "Helpful Resources" on page 65).

Tax Deductibility of Compensation

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's applicable named executives. Prior to the Tax Cuts and Jobs Act of 2017 this limitation generally did not apply to compensation that met the tax code requirements for "qualifying performance-based" compensation. Following enactment of the Tax Act, we generally expect that compensation paid to our applicable named executives in excess of $1 million will not be deductible, subject to an exception for compensation provided pursuant to a binding written contract in effect as of November 2, 2017.

Explanation of Non-GAAP Financial Measures and Performance Metrics

Information on how GE calculates the following metrics (presented on pages 2, 6 and 33), is presented in the Management's Discussion and Analysis within our Form 10-K for 2019, on the pages of the 10-K indicated after each metric (see "Helpful Resources" on page 65):

- Adjusted earnings per share (EPS) (p. 48),
- Adjusted GE Industrial free cash flow (p. 31),
- Free cash flow (for Aviation) (p. 31) and
- GE Industrial net debt (p. 49).

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see the Forward-Looking Statements Information page on our Investor Relations website (see "Helpful Resources" on page 65) as well as our annual reports on Form 10-K and quarterly reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

Compensation Committee Report

The Compensation Committee has reviewed the compensation discussion and analysis (pages 30 through 53, which, pursuant to SEC rules, does not include the "CEO Pay Ratio" discussion below) and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to the Board that the compensation discussion and analysis be included in the company's annual report on Form 10-K for 2019 and this proxy statement. This report is provided by the following independent directors, who comprise the committee:

Thomas Horton (Chairman)	Edward Garden
Sébastien Bazin	Paula Rosput Reynolds
Francisco D'Souza	

CEO Pay Ratio

RATIO OF CEO PAY TO MEDIAN EMPLOYEE PAY. Our median employee earned $50,471 in total compensation for 2019. Based upon the total 2019 compensation of $24,553,788 reported for Mr. Culp as reported under "SEC Total" in the Summary Compensation Table on page 38, we calculate our ratio of CEO to median employee pay was 486 to 1. Our median employee is employed in the United States in our Healthcare business. Year-over-year changes in our median employee pay are partially attributable to changes in our employee mix, including the deconsolidation of Baker Hughes Company during 2019.

HOW WE IDENTIFIED THE MEDIAN EMPLOYEE. To identify the median GE employee, we identified our total employee population as of December 31, 2019, and, in accordance with SEC rules, excluded the CEO and employees from certain countries representing in aggregate less than 5% of our employee base,* to arrive at the median employee consideration pool. We then used annualized salary data to narrow this pool to those employees between the 49th and 51st percentiles. Once we identified this narrowed pool, we used actual salary compensation paid for the prior 12 months to determine the median employee.

We then calculated the median employee's total compensation in accordance with SEC rules to use as the basis for the pay ratio, adding in additional items received by that employee. Foreign exchange rates were translated to the U.S. dollar equivalent based on rates as of December 31, 2019.

* These 78 countries and their headcounts as of the calculation date were: Albania (7); Algeria (348), Angola (39), Austria (595), Azerbaijan (10), Bahrain (63), Bangladesh (54), Belgium (295), Bermuda (2), Botswana (2), Bulgaria (19), Cambodia (6), Cameroon (7), Chile (231), Colombia (290), Cote d'Ivoire (58), Croatia (543), Czech Republic (688), Denmark (702), Dominican Republic (1), Ecuador (8), Egypt (455), Estonia (24), Ethiopia (17), Finland (828), Georgia (3), Ghana (46), Greece (164), Hong Kong (157), Iraq (120), Israel (749), Jordan (25), Kazakhstan (64), Kenya (127), Kosovo (3), Kuwait (108), Kyrgyzstan (3), Laos (1), Latvia (11), Lebanon (39), Libya (22), Lithuania (11), Luxembourg (18), Mauritius (5), Mongolia (3), Montenegro (3), Morocco (95), Mozambique (5), Myanmar (11), Nepal (5), New Zealand (88), Nigeria (222), Oman (19), Pakistan (180), Panama (27), Peru (95), Philippines (105), Portugal (116), Qatar (152), Senegal (2), Serbia (29), Slovakia (39), Slovenia (1), South Africa (534), Sri Lanka (9), Tajikistan (8), Tanzania (1), Thailand (356), Trinidad and Tobago (4), Tunisia (80), Turkmenistan (10), Uganda (1), Ukraine (30), Uruguay (1), Uzbekistan (3), Venezuela (4) Yemen (1), Zambia (7), for a total of 9,214 employees. As of December 31, 2019, using the methodology required by the rule governing this disclosure, GE had approximately 69,000 U.S. employees and approximately 142,000 employees in other countries, for a total of approximately 211,000 employees globally factored into the sample before the country exclusions listed above.

Director Compensation

The compensation program for independent directors is designed to achieve the following goals:

- **Fairly pay directors** for the work required at a company of GE's size and scope;
- **Align directors' interests** with the long-term interests of GE shareholders; and
- **Be simple**, **transparent and easy** for shareholders to understand.

All independent directors	$275,000
Lead director	$ 50,000
Audit Committee members	$ 35,000
Management Development & Compensation Committee members	$ 25,000
Governance & Public Affairs Committee members	$ 10,000
Special Litigation Committee	$ 20,000

HOW DEFERRED STOCK UNITS WORK. Each DSU is equal in value to a share of GE stock and is fully vested upon grant, but does not have voting rights. To calculate the number of DSUs to be granted, we divide the target value of the DSUs by the average closing price of GE stock for the 20 days preceding and including the grant date. DSUs accumulate quarterly dividend-equivalent payments, which are reinvested into additional DSUs. The DSUs are paid out in cash beginning one year after the director leaves the Board. Directors may elect to take their DSU payments as a lump sum or in payments spread out for up to 10 years. In the event of a spin-off transaction (such as the Wabtec distribution), the DSUs are credited with a phantom stock in the spun-off entity, similar to the distribution paid to GE shareholders, which would be payable in cash upon retirement on the same terms as the DSUs.

Annual Compensation

OVERVIEW. Our independent directors receive annual compensation as shown in the table below. There are no additional meeting fees. The lead director and members of our Board committees receive additional compensation due to the workload and broad responsibilities of these positions.

- **Form of payment.** 40% in cash & 60% in deferred stock units (DSUs); directors can elect to defer some or all of the cash portion in additional DSUs
- **Time of payment.** Quarterly installments
- **Multiple committees.** If a director serves on more than one committee, the additional compensation applies separately for each committee
- **Limit on director compensation.** $1,500,000 annually, including cash & equity, but excluding amounts awarded under the Charitable Award Program (which has been closed to new directors)

OTHER COMPENSATION. Our independent directors may also receive the following benefits:

- **Matching Gifts Program.** Independent directors may participate in the GE Foundation's Matching Gifts Program on the same terms as GE employees. Under this program, the GE Foundation matched for each participant up to $5,000 for 2019 contributions to approved charitable organizations. For employees and directors who made multi-year charitable giving commitments prior to November 20, 2017, contributions were matched up to $25,000 for 2018 and 2019.
- **Charitable Award Program.** Each director who joined the Board before 2016 may, upon leaving the Board, designate up to five charitable organizations to share in a $1 million GE contribution. Directors may not choose a private foundation with which they are affiliated. The Board terminated this program for new directors in 2015.

COMPENSATION

- **Incidental Board Meeting Expenses.** The company occasionally provides travel and sponsors activities for spouses or other guests of the directors in connection with Board meetings. No such expenses were incurred during 2019.

Changes to Director Compensation

The Governance Committee reviews director compensation annually, assisted periodically by an independent compensation consultant. In 2019, the Governance Committee reviewed its director compensation program and determined not to make any changes to the retainer, lead director, or committee fees payable to directors.

No Additional Director Compensation

Independent directors do not receive any cash incentive compensation, hold deferred compensation balances or receive pension benefits. Since 2003, DSUs have been the only equity incentive compensation awarded to the independent directors; we ceased granting stock options to directors in 2002, and no independent director had stock options outstanding at 2019 fiscal year-end. Directors who are company employees do not receive any compensation for their services as directors.

Share Ownership Requirements for Independent Directors

All independent directors are required to hold at least $550,000 (5 times the cash portion of their annual retainer) worth of GE stock and/or DSUs while serving as GE directors. They have five years to meet this ownership threshold. All directors are in compliance with this requirement.

Director and Officer (D&O) Insurance

GE provides liability insurance for its directors and officers. The annual cost of this coverage is approximately $8.3 million.

Director Compensation Table

This table shows the compensation that each independent director earned for his or her 2019 Board and committee service. Amounts reflect partial-year Board service for Messrs. Beattie and Mulva, each of whom retired from the Board in May 2019 at the time of the annual meeting, and Ms. Lesjak, who joined the Board in March 2019. Mr. Garden has advised us that, pursuant to his arrangement with Trian, he transfers to Trian, or holds for the benefit of Trian and/or Trian Entities, all director compensation paid to him.

NAME OF DIRECTOR	CASH FEES	STOCK AWARDS	MATCHING GIFTS	CHARITABLE AWARD PROGRAM	TOTAL
Sébastien Bazin	$ 0	$313,584	$ 0	$ 0	$ 313,584
W. Geoffrey Beattie	$ 0	$110,900	$25,000	$1,000,000	$1,135,900
Francisco D'Souza	$ 0	$331,833	$ 0	$ 0	$ 331,833
Edward Garden	$124,500	$187,813	$ 0	$ 0	$ 312,313
Thomas Horton	$146,000	$220,225	$ 0	$ 0	$ 366,225
Risa Lavizzo-Mourey	$109,250	$206,257	$ 5,000	$ 0	$ 320,507
Catherine Lesjak	$109,250	$164,786	$ 0	$ 0	$ 274,036
James Mulva	$ 0	$112,798	$ 0	$1,000,000	$1,112,798
Paula Rosput Reynolds	$135,250	$203,906	$ 0	$ 0	$ 339,156
Leslie Seidman	$ 0	$343,185	$ 0	$ 0	$ 343,185
James Tisch	$ 0	$297,940	$ 0	$ 0	$ 297,940

CASH FEES. Amount of cash compensation earned in 2019 for Board and committee service.

STOCK AWARDS. Aggregate grant date fair value of DSUs granted in 2019, as calculated in accordance with SEC rules, including amounts that the directors deferred into DSUs in lieu of all or a part of their cash compensation. Grant date fair value is calculated by multiplying the number of DSUs granted by the closing price of GE stock on the grant date (or the last trading day prior to the grant date), which was $9.99 for March 31, 2019 grants, $10.50 for June 30, 2019 grants, $8.94 for September 30, 2019 grants, and $11.16 for December 31, 2019 grants. The table below shows the cash amounts that the directors deferred into DSUs in 2019 and the number of DSUs accrued as of 2019 fiscal year-end.

DIRECTOR	CASH DEFERRED INTO DSUs IN 2019	# DSUs OUTSTANDING AT 2019 FISCAL YEAR-END
Sébastien Bazin	$124,750	80,258
W. Geoffrey Beattie	$ 43,917	178,118
Francisco D'Souza	$132,000	117,503
Edward Garden	$ 0	39,795
Thomas Horton	$ 0	37,453
Risa Lavizzo-Mourey	$ 16,500	50,307
Catherine Lesjak	$ 0	16,315
James Mulva	$ 44,667	200,348
Paula Rosput Reynolds	$ 0	23,082
Leslie Seidman	$136,500	59,801
James Tisch	$118,500	152,898

MATCHING GIFTS. Under the terms of the Matching Gifts Program, contributions made within a calendar year are eligible to be matched if they are reported to GE by April 15 of the following year. Amounts shown in this column reflect all contributions reported to the company in 2019, including 2018 contributions reported to GE by April 2019 and excluding any 2019 contributions that were not reported until 2020. This benefit is capped at $5,000 annually. For directors who made multi-year charitable giving commitments prior to November 20, 2017, contributions were matched up to $25,000 for 2018 and 2019, on the same terms as GE employees.

CHARITABLE AWARD PROGRAM. This column reflects a $1,000,000 charitable contribution on behalf of the retiring director from the GE Foundation under our legacy Charitable Award Program. The Board terminated this program for new directors in 2015, and only two directors remain eligible for this program going forward.

Audit

Management Proposal No. 2

Ratification of KPMG as Independent Auditor for 2020

What are you voting on?
We are asking shareholders to ratify the selection of KPMG LLP (KPMG) as the independent auditor of our consolidated financial statements and our internal control over financial reporting for 2020.

Why are we asking you to vote?
Although ratification is not required by our by-laws or otherwise, the Board is submitting this proposal as a matter of good corporate practice. If the selection is not ratified, the committee will consider whether it is appropriate to select another independent auditor.



YOUR BOARD RECOMMENDS A VOTE FOR RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF KPMG AS OUR INDEPENDENT AUDITOR FOR 2020

Independent Auditor Engagement

Audit Tender Process Under Way

The Audit Committee is directly responsible for the appointment, compensation (including advance approval of the audit fee), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. As previously reported, the Audit Committee has been taking a number of steps in consideration of a potential audit firm rotation, including commencing an audit tender process. Key actions that the Audit Committee has overseen and directed over the past year have included:

Working toward completion of the audit tender process that began in 2019. In response to GE's request for proposals in 2019, audit firms have submitted initial proposals that are under consideration, and the firms have been engaged in an extensive process of reviewing information about GE and its businesses. The tender process also includes a variety of meetings with members of management and the Audit Committee as part of the evaluation of each firm's capabilities and global reach, audit quality, industry knowledge and expertise, independence, proposed engagement team, approach to audit innovation and technology and other factors. The Audit Committee is working toward completion of the tender process in the middle of 2020.

Continuing to engage with a significant portion of GE's shareholder base on this topic. The significant increase in our auditor ratification to 89% of the votes cast in favor of ratifying KPMG 2019 versus 65% in 2018 was consistent with feedback that the Audit Committee considered from shareholder engagement meetings since 2018. As the Audit Committee determined to engage KPMG for the 2020 audit, it considered a variety of views from shareholders, including feedback regarding many shareholders' positive response to the commencement of the audit tender process, as well as feedback regarding GE's financial performance, accounting and disclosure matters (including allegations in a report alleging accounting improprieties published by a third party in August 2019, and GE's response to those allegations), the ongoing SEC investigation of GE, KPMG's long tenure and performance as GE's auditor, personnel changes across the leadership of GE, the costs and complexity of a potential audit firm rotation and the timeline for a potential audit firm rotation in light of portfolio actions that GE has been undertaking since 2018 and other considerations.

Preparing for a potential audit firm rotation, including by continuing to analyze the non-audit services provided by firms participating in the audit tender process. As a global, multi-business company, we currently engage audit firms other than KPMG for a variety of non-audit services, and in the event of an audit firm rotation GE would seek to mitigate the cost and complexity of concluding and transitioning those engagements, as appropriate, to ensure the independence of the selected firm.

Additional Aspects of Review Process for 2020 Appointment

In addition to the actions and deliberations described above, the Audit Committee annually reviews KPMG's independence and performance in deciding whether to retain KPMG or engage a different independent auditor. In the course of these reviews, the committee considers, among other things:

- **KPMG's independence,** including the independence controls discussed below;
- **KPMG's historical and recent performance on the GE audit,** including the results of an internal survey of KPMG's service and quality and specific GE audit quality enhancements that KPMG has discussed with the Audit Committee, reflectings input from a broad array of internal stakeholders, including local teams and senior management;
- **KPMG's capability and expertise** in handling the breadth and complexity of our worldwide operations;

- **External data on audit quality and performance,** including the most recent Public Company Accounting Oversight Board (PCAOB) reports and actions related to KPMG, as well as a review of the number of audit clients reporting financial statement restatements as compared to other major accounting firms;
- **An analysis of KPMG's known legal risks and any significant legal or regulatory proceedings** in which it is involved (including interviews with KPMG's Chairman & CEO and an interview with KPMG's Vice Chair & General Counsel). The Audit Committee and KPMG have specifically discussed current PCAOB oversight matters and legal actions against certain former KPMG audit partners, unrelated to the GE audit;

- **Appropriateness of KPMG's fees** for audit and non-audit services, on both an absolute basis and as compared to its peer firms.

Based on all of the foregoing considerations, the Audit Committee determined in December 2019 that KPMG is independent and that it is in the best interests of GE and our shareholders to retain KPMG as our independent auditor for 2020. KPMG has served as our independent auditor since 1909.

Auditor Independence Controls

THOROUGH AUDIT COMMITTEE OVERSIGHT. The committee's oversight includes private meetings with KPMG (the committee meets with KPMG at all regular meetings), a comprehensive annual evaluation by the committee in determining whether to engage KPMG for the coming year, and a committee-directed process for selecting and evaluating the performance of the lead partner. In 2019, the committee and KPMG also reviewed plans for the rotation of other key audit partners on a periodic basis.

LIMITS ON NON-AUDIT SERVICES. GE requires Audit Committee preapproval of non-audit services, limits certain types of non-audit services that otherwise would be permissible under SEC rules, and requires that KPMG is engaged only when it is best suited for the job.

STRONG INTERNAL KPMG INDEPENDENCE PROCESS. KPMG conducts periodic internal quality reviews of its audit work, staffs GE's global audit (including statutory audits) with a large number of partners, and rotates its lead partner at least every five years.

ROBUST REGULATORY FRAMEWORK. KPMG, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews, and PCAOB and SEC oversight.

12X+
meetings per year between committee chair & KPMG (at least monthly)

6X+
meetings per year between committee & KPMG

KPMG Will Attend the Annual Meeting

KPMG representatives are expected to attend the annual meeting. They will have an opportunity to make a statement if they wish and be available to respond to appropriate shareholder questions.

Independent Auditor Information

KPMG's Fees for 2019 and 2018

The committee oversees the audit and non-audit services provided by KPMG, participates in the negotiation of fees with KPMG, reviews and approves the audit plan and associated fees and receives periodic reports on the fees paid. The aggregate fees billed by KPMG in 2019 and 2018 for its services were:

TYPES OF FEES (IN MILLIONS)	AUDIT	AUDIT-RELATED	TAX	ALL OTHER	TOTAL
2019	$61.1	$13.9	$4.1	$0.0	$ 79.1
2018	$63.7	$40.2	$0.7	$0.0	$104.6

These amounts do not include fees billed by KPMG for services to Baker Hughes Company, which GE consolidated during 2018 and until September 16, 2019. Previously, when Baker Hughes Company was consolidated as part of GE's financial statements and covered by the GE audit, we had reported fees billed by KPMG for services to Baker Hughes Company as part of the 2018 amounts above.

TOTAL. Total fees paid to KPMG decreased between 2019 and 2018 primarily due to lower expense in 2019 associated with carve-out audits for divested businesses.

AUDIT. Fees for the audit of GE's annual financial statements included in our annual report on Form 10-K; the review of financial statements included in our quarterly reports on Form 10-Q; the audit of our internal control over financial reporting, with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and services routinely provided by the auditor in connection with statutory and regulatory filings or engagements. A majority of these audit fees related to KPMG's conduct of approximately 1,000 statutory audits in more than 100 countries.

AUDIT-RELATED. Fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. The year-over-year fee decrease was primarily attributable to lower costs for carve-out audits in 2019, which included the BioPharma business within GE Healthcare ($7.0 million), compared to the costs for carve-out audits in 2018, which included GE Healthcare ($16.0 million) and GE Transportation ($8.6 million).

TAX. Fees related to tax compliance and tax advice/planning, including in 2019 in connection with U.S. tax reform and transactions.

ALL OTHER. GE did not engage KPMG for any services other than those described above.

AUDIT

How We Control and Monitor the Non-Audit Services Provided by KPMG

The Audit Committee has retained KPMG (along with other accounting firms) to provide non-audit services in 2019. We understand the need for KPMG to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the committee has established the following policies and processes related to non-audit services.

WE LIMIT THE NON-AUDIT SERVICES THAT KPMG CAN PROVIDE. To minimize relationships that could appear to impair KPMG's objectivity, the Audit Committee has restricted the types of non-audit services that KPMG may provide to us (and that otherwise would be permissible under SEC rules) and requires that the company engage KPMG only when it is best suited for the job. For more detail, see the Audit Committee Charter (see "Helpful Resources" on page 65).

WE HAVE A PRE-APPROVAL PROCESS FOR NON-AUDIT SERVICES. The Audit Committee has adopted policies and procedures for pre-approving all non-audit work that KPMG performs for us. Specifically, the committee has pre-approved the use of KPMG for specific types of services related to: tax compliance, planning and consultations; acquisition/disposition services; consultations regarding accounting and reporting matters; and reviews and consultations on internal control and other related services. The committee has set a specific annual limit on the amount of non-audit services (audit-related and tax services) that the company can obtain from KPMG. It has also required management to obtain specific pre-approval from the committee for any single engagement over $1 million or any types of services that have not been pre-approved. The committee chair is authorized to pre-approve any audit or non-audit service on behalf of the committee, provided these decisions are presented to the full committee at its next regularly scheduled meeting.

We Have Hiring Restrictions for KPMG Employees

To avoid potential conflicts of interest, the Audit Committee has adopted restrictions on our hiring of any KPMG partner, director, manager, staff member, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other individuals responsible for providing audit assurance on any aspect of KPMG's audit and review of our financial statements. These restrictions are contained in our Governance Principles (see "Helpful Resources" on page 65).

Rotation of Key Audit Partners

AUDIT COMMITTEE OVERSEES SELECTION OF NEW LEAD AUDIT ENGAGEMENT PARTNER EVERY FIVE YEARS. The Audit Committee requires key KPMG partners assigned to our audit to be rotated at least every five years. The committee and its chair oversee the selection process for each new lead engagement partner. The committee also reviews the performance of the lead audit partner annually.

AUDIT COMMITTEE SELECTED NEW LEAD ENGAGEMENT PARTNER FOR 2020. In accordance with the approach described above, the Audit Committee selected a new lead engagement partner for the 2020 audit. During 2019, the committee and its chair oversaw a process that involved interviews with multiple candidates and review of the backgrounds and qualifications of the candidates to evaluate their expertise and abilities. The chair of the committee interviewed each of the candidates, and the committee made its selection of the new lead engagement partner in late 2019.

Audit Committee Report

ROLES AND RESPONSIBILITIES. The Audit Committee reviews GE's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. KPMG, our company's independent auditor for 2019, is responsible for expressing opinions on the conformity of the company's audited financial statements, in all material respects, with generally accepted accounting principles and on the company's internal control over financial reporting.

REQUIRED DISCLOSURES AND DISCUSSIONS. The committee has reviewed and discussed with management and KPMG the audited financial statements for the year ended December 31, 2019 and KPMG's evaluation of the company's internal control over financial reporting. The committee has also discussed with KPMG the matters that are required to be discussed under PCAOB standards. KPMG has provided to the committee the written disclosures and the PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the committee has discussed with KPMG that firm's independence. The committee has concluded that KPMG's provision of audit and non-audit services to GE and its affiliates is compatible with KPMG's independence.

COMMITTEE RECOMMENDS INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT. Based on the review and discussions referred to above, the committee recommended to the Board that the audited financial statements for the year ended December 31, 2019 be included in our annual report on Form 10-K for 2019 for filing with the SEC. This report is provided by the following independent directors, who comprise the committee:

Leslie Seidman (Chairman)
Francisco D'Souza
Catherine Lesjak
Paula Rosput Reynolds

AUDIT

Shareholder Proposal

Shareholder Proposal

What are you voting on?
The following shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent. This proposal may contain assertions about GE that we believe are incorrect, and we have not attempted to refute all of the inaccuracies.

How to find more information about the proponents
To obtain the address of the shareholder proponent, or his GE stock holdings, email shareowner.proposals@ge.com or write to Corporate Secretary, GE, at the address listed on the inside front cover of this proxy statement, and you will receive this information promptly.

 **YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL FOR THE REASONS THAT WE PROVIDE FOLLOWING THE PROPOSAL**

Shareholder Proposal No. 1 — Independent Chairman

Kenneth Steiner has notified us that he intends to submit the following proposal at this year's meeting:

Proposal 1 — Independent Board Chairman

Shareholders request our Board of Directors adopt as a policy, and amend our governing documents as necessary, to required that the Chairman of the Board be an independent member of the Board whenever possible. Although it would be better to have an immediate transition to an independent Board Chairman, the Board would have the discretion to phase in this policy for the next Chief Executive Officer transition.

If the Board determines that a Chairman, who was independent when selected is no longer independent, the Board shall select a new Chairman, who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived in the unlikely event that no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

Boeing is an example of a company changing course and naming an independent board chairman in October 2019. Boeing did not wait for the next CEO succession. And Boeing is in a lot better shape than GE. GE stock has lost 67% of its value in 3-years. Boeing stock is up more than 100% in 3-years.

This proposal topic won impressive 41%-support at the 2018 General Electric annual meeting even though it was not a fair election on this topic. The Chairman of the GE Governance Committee approved the spending of shareholder money on extra advertisements to oppose this topic. If the Chairman of the GE Governance Committee had been neutral on this topic it would have received a majority vote. Plus the 2019 ballot number of this proposal did not match the proposal number in the body of the proxy.

The 2019 directors' statement in regard to this proposal topic did not name any enhancements in the role of the Lead Director. And the GE Lead Director was one of 7 GE directors who received from 6% to 9% in negative votes in 2019. This more than 3-times the negative votes received by each of 3 other GE directors.

An independent Chairman is best positioned to build up the oversight capabilities of the many new directors on our Board while the CEO addresses the challenging day-to-day issues facing the company.

Please vote yes:

Independent Board Chairman — Proposal 1

 **Your Board recommends a vote AGAINST this proposal.**

THE INTERESTS OF GE AND ITS SHAREHOLDERS ARE BEST SERVED WHEN LEADERSHIP CHOICES ARE MADE ON A CASE-BY-CASE BASIS. Our Board believes that providing strong, independent and objective oversight of the company is central to its role and to good governance. But by dictating a policy on the structure of company leadership, regardless of the circumstances or the individuals involved, this proposal could limit the Board's ability to pursue the governance strategy that is in the best interests of the company and its shareholders at a particular point in time. Because circumstances may change over time, we believe it is important for our directors to maintain flexibility to select the most appropriate Board leadership structure. For example, according to the 2019 Spencer Stuart Board Index, only 34% of companies in the S&P 500 currently have an independent board chairman. The Board will continue to monitor the appropriateness of its leadership structure, and adapt from time to time, as it does with all governance issues.

THE BOARD DECIDED DURING ITS RECENT CEO TRANSITION TO MAINTAIN ITS CURRENT LEADERSHIP STRUCTURE. At the time of the most recent CEO transition in September 2018, the Board considered appointing a director from among its members as independent Chairman and promoting an internal candidate or hiring an outside candidate as CEO. After deliberation, the independent directors determined that appointing Mr. Culp, one of our existing directors, to serve as CEO, and simultaneously appointing him as Chairman, was in the best interests of the company and its shareholders. The independent directors determined that Mr. Culp was the best candidate to drive the strategy for the company and the Board's agenda as Chairman, while also leading the execution of that strategy as CEO. The independent directors concluded that combining these roles was important to provide clarity on decision-making and accountability, particularly at a time of considerable change for the company, and that they could effectively mitigate any potential conflicts that might result from combining the roles primarily through the duties of the lead director, as described below. We believe that the successful and swift execution on our strategic plan since Mr. Culp's appointment has been assisted considerably by his holding the roles of both CEO and Chairman.

INDEPENDENT LEADERSHIP IS PROVIDED BY OUR LEAD DIRECTOR. Our Board is committed to exercising independent oversight of management, regardless of our leadership structure. The lead director role at GE is designed to empower the independent directors to serve as a check on management, and we believe that the effectiveness of this structure is consistently demonstrated, including at the time of our most recent CEO transition. Our lead director, Tom Horton, the former Chairman and CEO of American Airlines, leads meetings of the independent directors and regularly meets with the Chairman for discussion of matters arising from these meetings. He also calls additional meetings of the independent directors or the entire Board as deemed appropriate, serves as a liaison on Board-related issues between the Chairman and the independent directors, and performs such other functions as the Board may direct. As described in the Board's Governance Principles, these other functions include (1) advising the Governance Committee on the selection of committee chairs, (2) approving the agenda, schedule and information sent to the directors for Board meetings, (3) working with the Chairman to propose an annual schedule of major discussion items for the Board's approval, (4) guiding the Board's governance processes, including the annual Board self-evaluation, succession planning and other governance-related matters, (5) leading the annual Chairman evaluation, and (6) providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and otherwise act as chairman of Board meetings when the Chairman is not in attendance. The lead director oversees the Board's periodic review of its leadership structure to evaluate whether it remains appropriate for the company. The lead director also frequently meets with our largest shareholders.

For the foregoing reasons, the Board recommends a vote AGAINST this proposal.

Submitting 2021 Proposals

The table below summarizes the requirements for shareholders who wish to submit proposals, including director nominations, for next year's annual meeting. Shareholders are encouraged to consult SEC Rule 14a-8 or our by-laws, as applicable, to see all applicable requirements.

	PROPOSALS FOR INCLUSION IN 2021 PROXY	DIRECTOR NOMINEES FOR INCLUSION IN 2021 PROXY (PROXY ACCESS)	OTHER PROPOSALS/NOMINEES TO BE PRESENTED AT 2021 MEETING**
Type of proposal	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A shareholder (or a group of up to 20 shareholders) owning at least 3% of GE stock for at least 3 years may submit director nominees (up to 20% of the Board) for inclusion in our proxy statement by satisfying the requirements specified in Article VII, Section F of our by-laws*	Shareholders may present proposals or director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article VII, Section D of our by-laws*
When proposal must be received by GE	No later than close of business on November 17, 2020	No earlier than October 18, 2020 and no later than close of business on November 17, 2020	
Where to send	**By mail:** Corporate Secretary, at the address set forth on the inside front cover of this proxy statement **By email:** shareowner.proposals@ge.com		
What to include	The information required by SEC Rule 14a-8	The information required by our by-laws*	

*   Our by-laws are available on GE's website (see "Helpful Resources" on page 65).

** With respect to proposals not submitted pursuant to SEC Rule 14a-8 and nominees presented directly at the 2021 annual meeting, SEC rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with this deadline or, if this deadline does not apply, a deadline of the close of business on January 31, 2021, and in certain other cases notwithstanding the shareholder's compliance with these deadlines.

Voting and Meeting Information

Proxy Solicitation & Document Request Information

How We Will Solicit Proxies

Proxies will be solicited on behalf of the Board by mail, telephone, other electronic means or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Morrow Sodali, LLC has been retained to assist in soliciting proxies for a fee of $45,000 plus distribution costs and other expenses.

How We Use the Internet to Distribute Proxy Materials

Since 2014, we have distributed proxy materials to some of our shareholders over the Internet by sending them a Notice of Internet Availability of Proxy Materials that explains how to access our proxy materials and vote online.

HOW GE SHAREHOLDERS BENEFIT FROM E-PROXY. This "e-proxy" process, which was approved by the SEC in 2007, expedites our shareholders' receipt of these materials, lowers the costs of proxy solicitation and reduces the environmental impact of our annual meeting.

HOW TO OBTAIN A PRINTED COPY OF OUR PROXY MATERIALS. If you received a notice and would like us to send you a printed copy of our proxy materials, please follow the instructions included in your notice or visit the applicable online voting website (see "Helpful Resources" on page 65).

How Documents Will Be Delivered to Beneficial Owners Who Share an Address

If you are the beneficial owner, but not the record holder, of shares of GE stock, and you share an address with other beneficial owners, your broker, bank or other institution is permitted to deliver a single copy of this proxy statement and our annual report for all shareholders at your address (unless one of them has already asked the nominee for separate copies).

TO RECEIVE SEPARATE COPIES. To request an individual copy of this proxy statement and our annual report, or the materials for future meetings, write to GE Shareowner Services, c/o Mediant Communications, P.O. Box 8016, Cary, NC 27512-9903, or call 866.870.3684. We will promptly deliver them to you.

TO STOP RECEIVING SEPARATE COPIES. If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank or other institution where you hold your shares.

HOW YOU CAN ACCESS THE PROXY MATERIALS ELECTRONICALLY OR SIGN UP FOR ELECTRONIC DELIVERY ... AND DONATE TO AMERICAN FORESTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF GE'S PROXY MATERIALS FOR THE 2020 ANNUAL MEETING:

This proxy statement and our annual report may be viewed online at GE's annual report website (see "Helpful Resources" on page 65). Shareholders can also sign up to receive proxy materials electronically by following the instructions below. GE will make a $1.00 donation to American Forests to help restore national forests throughout the United States for every shareholder who signs up for electronic delivery.

If you hold your GE shares directly with the company and you would like to receive future proxy materials electronically, please visit our annual report website or the personal investing page of our Investor Relations website (see "Helpful Resources" on page 65) and follow the instructions there. If you choose this option, you will receive an email with links to access the materials and vote your shares, and your choice will remain in effect until you notify us that you wish to resume mail delivery of these documents.

If you hold GE stock through a bank, broker or other holder of record and you would like to receive future proxy materials electronically, please refer to the information provided by that entity for instructions on how to elect this option. You can also visit the personal investing page of our Investor Relations website for more information (see "Helpful Resources" on page 65).

HOW RECORD SHAREHOLDERS AND RSP PARTICIPANTS CAN REQUEST COPIES OF OUR ANNUAL REPORT

If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy by:

- **Writing** to GE Shareowner Services, c/o Mediant Communications, P.O. Box 8016, Cary, NC 27512-9903
- **Calling** 866.870.3684
- **Going online** to www.investorelections.com/GE
- **Emailing** paper@investorelections.com with "GE Materials Request" in the subject line

In addition, participants in the RSP may request copies of our annual report by calling the RSP Service Center at 877.554.3777.

Voting Information

Who Is Entitled to Vote

Shareholders of record at the close of business on March 9, 2020 are eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock (our preferred stock is not entitled to vote at the annual meeting), and there were 8,741,317,281 shares outstanding on the record date. Each share outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. Treasury shares are not voted.

How You Can Vote Before the Meeting

We encourage shareholders to submit their votes in advance of the meeting. To submit your votes by Internet, follow the instructions on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. If you received your materials by mail, you can also vote by telephone or simply complete and return the proxy or voting instruction form in the envelope provided. If you vote in advance using one of these methods, you are still welcome to attend the meeting and vote in person.

How You Can Vote in Person at the Meeting

Shareholders who hold shares directly with the company may attend the meeting and vote in person or may execute a proxy designating a single representative to attend and vote on their behalf. If you do not hold your shares directly with us and they are instead held for you in a brokerage, bank or other institutional account, you may attend and vote in person if you obtain a proxy from that institution in advance of the meeting and bring it with you to hand in along with the ballot that will be provided. In light of the evolving COVID-19 situation, we strongly recommend that you vote your shares in advance of the meeting as instructed above, even if you plan to attend the meeting.

How You Can Change Your Vote

You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting in person at the meeting, by delivering a new proxy or by notifying the inspector of election in writing. If your GE shares are held for you in a brokerage, bank or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095.

We Have a Confidential Voting Policy

Individual votes of shareholders are kept private, except as necessary to meet legal requirements. Only the independent inspector and certain employees of GE and its agents have access to proxies and other individual shareholder voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

Voting Standards and Board Recommendations

VOTING ITEM	BOARD RECOMMENDATION	VOTING STANDARD	TREATMENT OF ABSTENTIONS & BROKER NON-VOTES
Election of directors	✔ FOR	Majority of Votes Cast	Not counted as votes cast and therefore no effect
Say-on-pay	✔ FOR		
Auditor ratification	✔ FOR		
Shareholder proposal	✖ AGAINST		

WE HAVE A MAJORITY VOTING STANDARD FOR DIRECTOR ELECTIONS. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Board's Governance Principles (see "Helpful Resources" on page 65). All other matters are approved if supported by a majority of votes cast.

How Proxies Will Be Voted

PROXIES WILL BE VOTED AS YOU SPECIFY OR, IF YOU DON'T SPECIFY, AS RECOMMENDED BY THE BOARD. The shares represented by all valid proxies that are received on time will be voted as specified. When a valid proxy form is received and it does not indicate specific choices, the shares represented by that proxy will be voted in accordance with the Board's recommendations.

WHAT HAPPENS IF OTHER MATTERS ARE PROPERLY PRESENTED AT THE MEETING. If any matter not described in this proxy statement is properly presented for a vote at the meeting, the persons named on the proxy will vote in accordance with their judgment.

WHAT HAPPENS IF A DIRECTOR NOMINEE IS UNABLE TO SERVE. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the Board can either nominate a different individual or reduce the Board's size. If it nominates a different individual, the shares represented by all valid proxies will be voted for that nominee.

Important Voting Information for Beneficial Owners

If your GE shares are held for you in a brokerage, bank or other institutional account, you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to the company. Unless you provide specific voting instructions, your broker is not permitted to vote your shares on your behalf, except on the proposal to ratify KPMG. For your vote on any other matters to be counted, you will need to communicate your voting decisions to your broker, bank or other institution before the date of the annual meeting using the voting instruction form that the institution provides to you. If you would like to vote your shares at the meeting, you must obtain a proxy from your financial institution and bring it with you to hand in with your ballot.

Important Voting Information for GE Retirement Savings Plan Participants

If you are a RSP participant, the trustee of the RSP trust will vote the shares allocable to your RSP account as of March 6, 2020 as you instruct (you should consider this date the "record date" for purposes of the shares allocable to your RSP account). You may give instructions via telephone or the Internet or by mailing the proxy form. If your valid proxy form is received by May 1, 2020 and it does not specify a choice, the trustee will vote the shares as the Board recommends. If your proxy form is not received by May 1, 2020 and you did not submit a vote via telephone or the Internet by that date, shares allocable to your RSP account will not be voted. You may revoke a previously delivered proxy by either notifying the inspector of election in writing that you wish to revoke or by delivering a subsequent proxy by May 1, 2020. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095. For more information about the voting process, you can call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

How You Can Obtain More Information

If you have any questions about the proxy voting process, please contact the broker, bank or other institution where you hold your shares. The SEC also has a website (see "Helpful Resources" on page 65) with more information about your rights as a shareholder. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website (see "Helpful Resources" on page 65).

Attending the Meeting

DATE
May 5, 2020

TIME
10:00 a.m., Eastern Time

LOCATION
The Westin Boston Waterfront
425 Summer Street, Boston, MA 02210

We Have Security and Admission Policies for the Annual Meeting

We invite all GE shareholders (as of the record date) to attend the annual meeting. For the safety of all meeting attendees, we have implemented the following security and admission policies.

SECURITY PROCEDURES. For security reasons, you will need both an admission card and a current government-issued picture identification (such as a driver's license or a passport) to enter the meeting. Please follow the instructions below and an admission card will be mailed to you. The company may implement additional security procedures to ensure the safety of meeting attendees and/or GE property, including prohibiting attendees from taking photographs or videos.

WHO CAN ATTEND THE MEETING. Attendance is limited to GE shareholders as of the record date (or their named representative) and members of their immediate family. We reserve the right to limit the number of representatives who may attend.

We intend to hold our annual meeting in person. However, we are sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving coronavirus (COVID-19) situation. As a result, we may impose additional procedures or limitations on meeting attendees (beyond those described above) or may decide to hold the meeting in a different location or solely by means of remote communication (i.e., a virtual-only meeting). We plan to announce any such updates on our proxy website (www.ge.com/proxy), and we encourage you to check this website prior to the meeting if you plan to attend.

How You Can Obtain an Admission Card

If you plan to attend, please follow the instructions below that correspond to how you hold your GE shares.

If you hold your GE shares directly with the company and you received a proxy form, or you hold your GE shares through the GE Retirement Savings Plan, please follow the advance registration instructions on the top portion of your proxy form, which was included in the mailing from the company.

If you hold your GE shares directly with the company, and you received a Notice of Internet Availability of Proxy Materials or you received your proxy materials by email, please follow the advance registration instructions provided when you vote on the Internet or, if you are able to vote by telephone, please follow the steps below for submitting an advance registration request and include a copy of your Notice of Internet Availability of Proxy Materials or email, as applicable, as your proof of ownership.

If you hold your GE shares through a brokerage, bank or other institutional account, please send an advance registration request to GE Shareowner Services, 1 River Road, Building 5 3W, Schenectady, NY 12345, and include the following information:

- Your **name** and complete mailing **address;**
- The **names of any family members** who will accompany you (GE reserves the right to limit the number of guests);
- **If you will be naming a representative to attend the meeting on your behalf**, the name, address and telephone number of that individual; and
- **Proof that you own GE shares as of the record date** (such as a letter from your bank or broker or a photocopy of your voting instruction form or Notice of Internet Availability of Proxy Materials).

HAVE A QUESTION ABOUT ADMISSION TO THE ANNUAL MEETING?

 **Visit our Investor Relations website** (see "Helpful Resources" on page 65)

 **Within the US,** call GE Shareowner Services 800.786.2543 (800.STOCK.GE)

 **Outside the US,** call GE Shareowner Services 651.450.4064

Helpful Resources

ANNUAL MEETING

Proxy & supplemental materials	www.ge.com/proxy
Online voting for registered holders & RSP participants	www.proxypush.com/GE
Online voting for beneficial owners	www.proxyvote.com/
Questions regarding admission	www.ge.com/proxy
Webcast	www.ge.com/investor-relations/events-reports
SEC website on proxy matters	www.sec.gov/spotlight/proxymatters.shtml
Electronic delivery of future proxy materials	www.ge.com/investor-relations/individual-investors
Information for GE RSP Participants	www.oneHR.ge.com

BOARD OF DIRECTORS

GE Board	www.ge.com/investor-relations/governance/board-of-directors
Board committees	www.ge.com/investor-relations/governance/board-of-directors
Audit Committee Charter	www.ge.com/sites/default/files/AC_charter.pdf
Compensation Committee Charter	www.ge.com/sites/default/files/MDCC_charter.pdf
Governance Committee Charter	www.ge.com/sites/default/files/GPAC_charter.pdf
Communicating concerns to directors	www.ge.com/investor-relations/governance/board-of-directors
Director independence	www.ge.com/investor-relations/governance/board-of-directors

FINANCIAL REPORTING

Annual report	www.ge.com/annualreport
Earnings & financial reports	www.ge.com/investor-relations/financial-highlights
Forward-looking statements	www.ge.com/investor-relations/important-forward-looking-statement-information

GE

Corporate website	www.ge.com
Leaders	www.ge.com/company/leadership/executives.html
Investor Relations	www.ge.com/investor-relations/overview
Ombudsperson process	www.ge.com/company/governance/ombudsperson_process/index.html
Sustainability Information	www.ge.com/sustainability

GOVERNANCE DOCUMENTS

By-laws	www.ge.com/investor-relations/bylaws
Certificate of Incorporation	www.ge.com/investor-relations/certofinc
Code of conduct set forth in The Spirit & The Letter	www.ge.com/investor-relations/codeofconduct
Governance Principles	www.ge.com/investor-relations/governanceprinciples

ACRONYMS USED

DSUs	Deferred Stock Units
EPS	Earnings Per Share
GAAP	Generally Accepted Accounting Principles
M&A	Mergers & Acquisitions
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PSUs	Performance Share Units
R&D	Research & Development
RSP	GE Retirement Savings Plan
RSUs	Restricted Stock Units
S&P	Standard & Poor's
SEC	Securities and Exchange Commission
TSR	Total Shareholder Return

Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

GE and the GE logo are trademarks and service marks of General Electric Company. Other marks used throughout are trademarks and service marks of their respective owners.



FRONT COVER

A service technician kneels on the nacelle of one of 24 GE Renewable Energy 2.85 MW onshore wind turbines at McLean Mountain wind farm in Ontario, Canada, owned and operated by Northland Power.



BACK COVER

Prototype of the world's most powerful offshore wind turbine, the Haliade™-X, which already is breaking records for power production by a wind turbine. The machine's rotor and 12-MW generator started supplying electricity to Dutch customers for the first time in December of 2019.



MIX
Paper from responsible sources
FSC® C013980



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Boston, MA 02210
www.ge.com